LEY 494

De 29 de octubre de 2025

Que dicta el Presupuesto General del Estado para la vigencia fiscal de 2026

LA ASAMBLEA NACIONAL

DECRETA:

TÍTULO I

RESUMEN DEL PRESUPUESTO GENERAL DEL ESTADO

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS DEL PRESUPUESTO GENERAL DEL ESTADO

ARTÍCULO 1. Se aprueba el Presupuesto General del Estado para la vigencia fiscal de 2026, cuyo resumen de ingresos y gastos, según balance fiscal, se expresan a continuación en Balboas:

GRUPOS INSTITUCIONALES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
A. SECTOR PÚBLICO NO FINANCIERO	**19,772,741,551**	**10,300,086,823**	**30,072,828,374**	**17,677,568,185**	**12,395,260,189**	**30,072,828,374**
0. GOBIERNO CENTRAL	13,220,000,463	8,702,253,789	21,922,254,252	12,845,493,553	9,076,760,699	21,922,254,252
1. INSTITUCIONES DESCENTRALIZADAS	8,400,240,402	2,324,601,353	10,724,841,755	6,750,314,253	3,974,527,502	10,724,841,755
2. EMPRESAS PÚBLICAS	974,510,706	734,581,823	1,709,092,529	881,634,710	827,457,819	1,709,092,529
3. INTERMEDIARIOS FINANCIEROS	61,535,499	46,935,752	108,471,251	83,671,188	24,800,063	108,471,251
TRANSFERENCIAS INTERINSTITUCIONALES	2,883,545,519	1,508,285,894	4,391,831,413	2,883,545,519	1,508,285,894	4,391,831,413
B. SECTOR PÚBLICO FINANCIERO	**1,323,946,500**	**2,751,684,731**	**4,075,631,231**	**1,128,868,594**	**2,946,762,637**	**4,075,631,231**
3. INTERMEDIARIOS FINANCIEROS	1,323,946,500	2,751,684,731	4,075,631,231	1,128,868,594	2,946,762,637	4,075,631,231
C. OTRAS ENTIDADES SECTOR PÚBLICO	**522,342,770**	**230,000,000**	**752,342,770**	**407,672,995**	**344,669,775**	**752,342,770**
TOTAL	**21,619,030,821**	**13,281,771,554**	**34,900,802,375**	**19,214,109,774**	**15,686,692,601**	**34,900,802,375**

ARTÍCULO 2. Se aprueban los gastos corrientes del Presupuesto General del Estado para la vigencia fiscal de 2026, cuya composición se expresa a continuación en Balboas:

	GASTOS CORRIENTES					
GRUPOS INSTITUCIONALES	**OPERACIÓN**	**TRANSFERENCIAS CORRIENTES**	**SUBSIDIOS**	**APORTE AL FISCO**	**INTERESES DE LA DEUDA**	**TOTAL**
A. SECTOR PÚBLICO NO FINANCIERO	**9,777,333,431**	**4,359,981,394**	**2,569,045,519**	**314,500,000**	**3,540,253,360**	**20,561,113,704**
0. GOBIERNO CENTRAL	5,687,663,780	1,126,598,026	2,490,978,387	0	3,540,253,360	12,845,493,553
1. INSTITUCIONES DESCENTRALIZADAS	3,395,386,482	3,206,460,639	74,967,132	73,500,000	0	6,750,314,253
2. EMPRESAS PÚBLICAS	614,033,358	23,501,352	3,100,000	241,000,000	0	881,634,710
3. INTERMEDIARIOS FINANCIEROS	80,249,811	3,421,377	0	0	0	83,671,188
B. SECTOR PÚBLICO FINANCIERO	**908,262,309**	**175,237,285**	**0**	**0**	**45,369,000**	**1,128,868,594**
3. INTERMEDIARIOS FINANCIEROS	908,262,309	175,237,285	0	0	45,369,000	1,128,868,594
C. OTRAS ENTIDADES DEL SECTOR PÚBLICO	**206,643,370**	**68,657,820**	**0**	**0**	**132,371,805**	**407,672,995**
2. EMPRESAS PÚBLICAS	206,643,370	68,657,820	0	0	132,371,805	407,672,995
TOTAL	**10,892,239,110**	**4,603,876,499**	**2,569,045,519**	**314,500,000**	**3,717,994,165**	**22,097,655,293**

ARTÍCULO 3. Se aprueban los gastos de capital del Presupuesto General del Estado para la vigencia fiscal de 2026, cuya composición se expresa a continuación en Balboas:

	GASTOS DE CAPITAL				
GRUPOS INSTITUCIONALES	**INVERSIONES**	**OTROS GASTOS DE CAPITAL**	**TRANSFERENCIAS DE CAPITAL**	**AMORTIZACIÓN DE LA DEUDA**	**TOTAL**
A. SECTOR PÚBLICO NO FINANCIERO	**7,968,075,434**	**28,547,415**	**1,508,285,894**	**4,398,637,340**	**13,903,546,083**
0. GOBIERNO CENTRAL	3,163,603,652	6,233,813	1,508,285,894	4,398,637,340	9,076,760,699
1. INSTITUCIONES DESCENTRALIZADAS	3,968,641,286	5,886,216	0	0	3,974,527,502
2. EMPRESAS PÚBLICAS	811,051,433	16,406,386	0	0	827,457,819
3. INTERMEDIARIOS FINANCIEROS	24,779,063	21,000	0	0	24,800,063
B. SECTOR PÚBLICO FINANCIERO	**2,879,165,607**	**3,097,030**	**0**	**64,500,000**	**2,946,762,637**
3. INTERMEDIARIOS FINANCIEROS	2,879,165,607	3,097,030	0	64,500,000	2,946,762,637
C. OTRAS ENTIDADES DEL SECTOR PÚBLICO	**341,127,585**	**3,542,190**	**0**	**0**	**344,669,775**
2. EMPRESAS PÚBLICAS	341,127,585	3,542,190	0	0	344,669,775
TOTAL	**11,188,368,626**	**35,186,635**	**1,508,285,894**	**4,463,137,340**	**17,194,978,495**

CAPÍTULO II
POLÍTICA SECTORIAL DEL GASTO PÚBLICO Y ASIGNACIÓN DE RECURSOS

ARTÍCULO 4. La administración de los gastos corrientes y gastos de capital se ejecutará de acuerdo la siguiente política sectorial y asignación de recursos en Balboas:

SECTORES	ASIGNACIÓN DE RECURSOS	PORCENTAJE (%)
DESARROLLO DE LOS SERVICIOS SOCIALES	13,741,368,636	39.37
DESARROLLO AMBIENTAL Y TECNOLÓGICO	271,761,450	0.78
DESARROLLO DE LA INFRAESTRUCTURA	2,208,024,921	6.33
DESARROLLO Y FOMENTO DE LA PRODUCCIÓN	654,245,186	1.87
SERVICIOS FINANCIEROS	6,363,677,474	18.23
SERVICIOS GENERALES	3,480,593,203	9.97
NO CLASIFICABLES	8,181,131,505	23.44
TOTAL	**34,900,802,375**	**100.00**

CAPÍTULO III
PRESUPUESTO DEL SECTOR PÚBLICO NO FINANCIERO

ARTÍCULO 5. Se aprueba el Presupuesto del Sector Público No Financiero (SPNF) para la vigencia fiscal de 2026, cuyo resumen de ingresos y gastos se expresan a continuación en Balboas:

DETALLE	TOTAL
INGRESOS TOTALES	**19,893,674,107**
INGRESOS CORRIENTES	19,770,545,570
RECURSOS DEL PATRIMONIO	97,116,174
DONACIONES	26,012,363
GASTOS CORRIENTES	**17,706,115,600**
SERVICIOS PERSONALES	7,450,630,123
SERVICIOS NO PERSONALES	1,130,847,730
MATERIALES Y SUMINISTROS	1,056,650,128
MAQUINARIA Y EQUIPO	8,118,836
INVERSIÓN FINANCIERA	20,428,579
TRANSFERENCIAS CORRIENTES	4,356,952,129
TRANSF. OTRO	
ASIGNACIONES GLOBALES	89,668,761
SEGURO EDUCATIVO	52,565,954
INTERESES DE LA DEUDA	3,540,253,360
INTERNA	549,765,072
EXTERNA	2,990,488,288
SUPERÁVIT/DÉFICIT CORRIENTE	**2,064,429,970**
INVERSIÓN	**5,421,623,240**
CORRIENTE	5,421,623,240
AJUSTES	
BALANCE AJUSTADO	**-3,234,064,733**
FINANCIAMIENTO	**3,234,064,733**
INTERNO NETO	-3,410,469,076
CRÉDITO INTERNO	158,220,409
SALDO EN CAJA	7,370,109
USO RESERVA	375,736,600
INVERSIÓN FINANCIERA	-2,546,452,194
AMORTIZACIÓN	-2,425,000,000
RECUPERACIÓN DE COLOCACIONES	1,019,656,000
EXTERNO NETO	6,644,533,809
CRÉDITO EXTERNO	8,618,171,149
AMORTIZACIÓN	-1,973,637,340
AJUSTES	

TÍTULO II

PRESUPUESTO DEL GOBIERNO CENTRAL

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS

ARTÍCULO 6. Se aprueba el Presupuesto del Gobierno Central para la vigencia fiscal de 2026, cuyo resumen de ingresos y gastos, según balance fiscal, se expresan a continuación en Balboas:

DETALLE	TOTAL
INGRESOS TOTALES	**13,275,012,826**
INGRESOS CORRIENTES	12,905,500,463
TRANSF. INTERINST.	314,500,000
RECURSOS DEL PATRIMONIO	29,400,000
TRANSF. INTERINSTI.	0
DONACIONES	25,612,363
GASTOS CORRIENTES	**12,851,727,366**
SERVICIOS PERSONALES	4,855,135,843
SERVICIOS NO PERSONALES	469,494,297
MATERIALES Y SUMINISTROS	279,921,379
MAQUINARIA Y EQUIPO	6,233,813
INVERSIÓN FINANCIERA	0
TRANSFERENCIAS CORRIENTES	1,126,598,026
TRANSF. INTERINSTI.	2,490,978,387
TRANSF. OTRO	
ASIGNACIONES GLOBALES	83,112,261
SEGURO EDUCATIVO	0
INTERESES DE LA DEUDA	3,540,253,360
INTERNA	549,765,072
EXTERNA	2,990,488,288
SUPERÁVIT/DÉFICIT CORRIENTE	**368,273,097**
INVERSIÓN	**4,602,536,352**
CORRIENTE	3,094,250,458
TRANSF. INTERINSTI.	1,508,285,894
AJUSTES	
BALANCE AJUSTADO	**-4,179,250,892**
FINANCIAMIENTO	**4,179,250,892**
INTERNO NETO	-2,336,132,785
CRÉDITO INTERNO	158,220,409
SALDO EN CAJA	0
USO RESERVA	0
INVERSIÓN FINANCIERA	-69,353,194
AMORTIZACIÓN	-2,425,000,000
RECUPERACIÓN DE COLOCACIONES	0
EXTERNO NETO	6,515,383,677
CRÉDITO EXTERNO	8,489,021,017
AMORTIZACIÓN	-1,973,637,340
AJUSTES	

ARTÍCULO 7. Se aprueban los gastos corrientes del Presupuesto del Gobierno Central para la vigencia fiscal de 2026, cuya composición se expresa a continuación en Balboas:

	GASTOS CORRIENTES				
INSTITUCIONES	**OPERACIÓN**	**TRANSFERENCIAS CORRIENTES**	**SUBSIDIOS**	**INTERESES DE LA DEUDA**	**TOTAL**
TOTAL	**5,687,663,780**	**1,126,598,026**	**2,490,978,387**	**3,540,253,360**	**12,845,493,553**
ASAMBLEA NACIONAL	94,376,000	1,324,000	0	0	95,700,000
CONTRALORÍA GENERAL DE LA REPÚBLICA	127,005,345	119,967	0	0	127,125,312
MINISTERIO DE LA PRESIDENCIA	161,068,803	11,271,279	0	0	172,340,082
MINISTERIO DE RELACIONES EXTERIORES	59,066,764	10,753,969	0	0	69,820,733
MINISTERIO DE EDUCACIÓN	2,079,408,349	58,638,812	660,026,983	0	2,798,074,144
MINISTERIO DE COMERCIO E INDUSTRIAS	18,603,750	7,153,478	19,310,518	0	45,067,746
MINISTERIO DE OBRAS PÚBLICAS	40,146,800	174,575	0	0	40,321,375
MINISTERIO DE DESARROLLO AGROPECUARIO	76,028,339	2,611,645	47,064,957	0	125,704,941
MINISTERIO DE SALUD	997,737,025	536,437,200	1,480,767,552	0	3,014,941,777
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	24,068,422	11,513,500	1,995,289	0	37,577,211
MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	13,812,868	63,180	13,036,707	0	26,912,755
MINISTERIO DE ECONOMÍA Y FINANZAS	157,599,867	314,556,014	67,932,431	0	540,088,312
MINISTERIO DE GOBIERNO	132,168,579	2,029,421	185,008,839	0	319,206,839
MINISTERIO DE SEGURIDAD PÚBLICA	813,759,635	127,912,602	0	0	941,672,237
MINISTERIO DE DESARROLLO SOCIAL	27,520,935	1,187,800	15,835,111	0	44,543,846
TRIBUNAL ADMINISTRATIVO TRIBUTARIO	3,712,728	93,950	0	0	3,806,678
MINISTERIO DE AMBIENTE	50,159,418	426,000	0	0	50,585,418
MINISTERIO DE CULTURA	27,049,139	9,117,294	0	0	36,166,433
MINISTERIO DE LA MUJER	7,298,850	0	0	0	7,298,850
ÓRGANO JUDICIAL	333,914,473	9,320,000	0	0	343,234,473
PROCURADURÍA GENERAL DE LA NACIÓN	268,968,617	4,173,276	0	0	273,141,893
PROCURADURÍA DE LA ADMINISTRACIÓN	12,052,251	495,493	0	0	12,547,744
TRIBUNAL ELECTORAL	91,814,093	16,320,005	0	0	108,134,098
FISCALÍA GENERAL ELECTORAL	9,780,024	223,000	0	0	10,003,024
TRIBUNAL ADMINISTRATIVO DE LA FUNCIÓN PÚBLICA	2,857,604	50,700	0	0	2,908,304
OTROS GASTOS DE LA ADMINISTRACIÓN	40,942,985	88,321	0	0	41,031,306
TRIBUNAL DE CUENTAS	4,607,728	138,082	0	0	4,745,810
FISCALÍA GENERAL DE CUENTAS	5,426,960	73,000	0	0	5,499,960
DEFENSORÍA DEL PUEBLO	6,707,429	331,463	0	0	7,038,892
DEUDA PÚBLICA	0	0	0	3,540,253,360	3,540,253,360

ARTÍCULO 8. Se aprueban los gastos de capital del Presupuesto del Gobierno Central para la vigencia fiscal de 2026, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
T O T A L	**3,163,603,652**	**6,233,813**	**1,508,285,894**	**4,398,637,340**	**9,076,760,699**
ASAMBLEA NACIONAL	3,000,000	0	0	0	3,000,000
CONTRALORÍA GENERAL DE LA REPÚBLICA	800,000	0	0	0	800,000
MINISTERIO DE LA PRESIDENCIA	40,009,932	83,800	0	0	40,093,732
MINISTERIO DE RELACIONES EXTERIORES	11,206,742	0	0	0	11,206,742
MINISTERIO DE EDUCACIÓN	1,501,485,279	0	560,146,095	0	2,061,631,374
MINISTERIO DE COMERCIO E INDUSTRIAS	873,838	0	8,432,649	0	9,306,487
MINISTERIO DE OBRAS PÚBLICAS	674,810,379	0	470,000,000	0	1,144,810,379
MINISTERIO DE DESARROLLO AGROPECUARIO	52,241,073	10,000	60,601,848	0	112,852,921
MINISTERIO DE SALUD	303,899,000	0	185,096,301	0	488,995,301
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	2,118,148	0	40,080,700	0	42,198,848
MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	52,899,893	0	0	0	52,899,893
MINISTERIO DE ECONOMÍA Y FINANZAS	101,077,371	2,900,257	26,021,565	0	129,999,193
MINISTERIO DE GOBIERNO	17,100,000	27,237	157,263,375	0	174,390,612
MINISTERIO DE SEGURIDAD PÚBLICA	41,812,878	1,520,456	0	0	43,333,334
MINISTERIO DE DESARROLLO SOCIAL	193,509,817	0	643,361	0	194,153,178
TRIBUNAL ADMINISTRATIVO TRIBUTARIO	0	60,875	0	0	60,875
MINISTERIO DE AMBIENTE	39,381,282	0	0	0	39,381,282
MINISTERIO DE CULTURA	110,823,302	0	0	0	110,823,302
MINISTERIO DE LA MUJER	0	0	0	0	0
ÓRGANO JUDICIAL	8,000,000	0	0	0	8,000,000
PROCURADURÍA GENERAL DE LA NACIÓN	3,104,926	325,421	0	0	3,430,347
PROCURADURÍA DE LA ADMINISTRACIÓN	819,030	0	0	0	819,030
TRIBUNAL ELECTORAL	4,000,000	514,135	0	0	4,514,135
FISCALÍA GENERAL ELECTORAL	0	236,000	0	0	236,000
TRIBUNAL ADMINISTRATIVO DE LA FUNCIÓN PÚBLICA	0	297,796	0	0	297,796
OTROS GASTOS DE LA ADMINISTRACIÓN	0	250,836	0	0	250,836
TRIBUNAL DE CUENTAS	94,965	0	0	0	94,965
FISCALÍA GENERAL DE CUENTAS	303,482	0	0	0	303,482
DEFENSORÍA DEL PUEBLO	232,315	7,000	0	0	239,315
DEUDA PÚBLICA	0	0	0	4,398,637,340	4,398,637,340

CAPÍTULO II
PRESUPUESTO DE INGRESOS

ARTÍCULO 9. Se aprueba el presupuesto de ingresos del Gobierno Central para la vigencia fiscal de 2026 por un monto de B/.21,922,254,252 de acuerdo con el siguiente detalle:

CODIGO	DETALLE	ASIGNADO
0.55.0.0.0.0.00	GOBIERNO CENTRAL	21,922,254,252
0.55.1.0.0.0.00	INGRESOS CORRIENTES	13,220,000,463
0.55.1.1.0.0.00	INGRESOS TRIBUTARIOS	8,393,659,962
0.55.1.1.1.0.00	IMPUESTOS DIRECTOS	4,800,229,875
0.55.1.1.1.1.00	SOBRE LA RENTA	4,163,588,415
0.55.1.1.1.1.01	Persona Natural	89,038,083
0.55.1.1.1.1.02	Persona Jurídica	1,358,405,560
0.55.1.1.1.1.03	Planilla	1,416,867,955
0.55.1.1.1.1.04	Dividendos	285,066,502
0.55.1.1.1.1.05	Complementario	219,664,148
0.55.1.1.1.1.06	Autoridad del Canal de Panamá	264,602,848
0.55.1.1.1.1.07	Zona Libre de Colón	103,581,033
0.55.1.1.1.1.09	Transferencias de Bienes Inmuebles	100,369,568
0.55.1.1.1.1.10	Ganancia Por Enajenación - Valores	100,285,834
0.55.1.1.1.1.11	Ganancia Por Enajenación - Bienes Inmuebles	225,706,884
0.55.1.1.1.2.00	SOBRE LA PROPIEDAD Y PATRIMONIO	478,956,160
0.55.1.1.1.2.01	Inmuebles	196,495,920
0.55.1.1.1.2.02	Licencias Comerciales	282,460,240
0.55.1.1.1.4.00	SEGURO EDUCATIVO	157,685,300
0.55.1.1.1.4.99	Seguro Educativo	157,685,300
0.55.1.1.2.0.00	IMPUESTOS INDIRECTOS	3,593,430,087
0.55.1.1.2.1.00	TRANS. DE BIENES MUEBLES Y SERV. (ITBMS)	2,132,172,235
0.55.1.1.2.1.01	ITBMS Importación	934,725,320
0.55.1.1.2.1.02	ITBMS Declaración-Ventas	1,197,446,915
0.55.1.1.2.2.00	IMPORTACIÓN	538,630,546
0.55.1.1.2.2.29	Artículos No Especificados	538,630,546
0.55.1.1.2.4.00	PRODUCCIÓN, VENTA Y CONSUMO SELECTIVO	858,449,624
0.55.1.1.2.4.01	Prima de Seguros	127,471,694
0.55.1.1.2.4.02	Consumo de Combustible y Derivados de Petróleo	296,492,526
0.55.1.1.2.4.05	Consumo de Cerveza	66,802,759
0.55.1.1.2.4.06	Consumo de Licores	17,477,771
0.55.1.1.2.4.07	Consumo de Vinos	7,114,174
0.55.1.1.2.4.08	Venta de Gaseosas	6,296,079
0.55.1.1.2.4.09	Consumo Varios	18,102,013
0.55.1.1.2.4.11	Televisión, Cable, Microonda, Teléfono Celular	40,510,334
0.55.1.1.2.4.12	Juegos de Suerte y Azar	55,542,837
0.55.1.1.2.4.13	Cigarrillo Importado	35,471,034
0.55.1.1.2.4.14	Consumo Selectivo de Automóvil	187,168,403
0.55.1.1.2.7.00	SOBRE ACTOS JURÍDICOS	31,864,212
0.55.1.1.2.7.06	Declaración-Timbres	31,864,212
0.55.1.1.2.8.00	OTROS IMPUESTOS INDIRECTOS	32,313,470
0.55.1.1.2.8.02	Bancos y Casas de Cambio	32,313,470
0.55.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	4,758,467,618
0.55.1.2.1.0.00	RENTA DE ACTIVOS	5,800,000
0.55.1.2.1.1.00	ARRENDAMIENTOS	2,000,000
0.55.1.2.1.1.02	De Lotes y Tierras	2,000,000
0.55.1.2.1.2.00	EXPLORACIÓN Y EXPLOTACIÓN	500,000

0.55.1.2.1.2.02	Explotación de Minas y Canteras	500,000
0.55.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	1,800,000
0.55.1.2.1.3.10	Impresos y Formularios	1,800,000
0.55.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	1,500,000
0.55.1.2.1.4.99	Otros Servicios Varios	1,500,000
0.55.1.2.2.0.00	PARTICIPACIÓN EN UTILIDADES EMPRESAS	3,057,181,855
0.55.1.2.2.1.00	DIVIDENDOS DE EMP. ESTATALES O MIXTAS	2,898,800,000
0.55.1.2.2.1.01	Dividendos Cable And Wireless	17,400,000
0.55.1.2.2.1.03	Dividendos del Canal	2,707,000,000
0.55.1.2.2.1.04	Dividendos Empresas Eléctricas	123,100,000
0.55.1.2.2.1.05	Dividendos AITSA	30,000,000
0.55.1.2.2.1.09	Dividendos PTP	14,300,000
0.55.1.2.2.1.10	Panama Ports Company	7,000,000
0.55.1.2.2.4.00	INTERMEDIARIOS FINANC. Y CORP. DE DE.	158,381,855
0.55.1.2.2.4.45	Dividendos B.N.P.	140,000,000
0.55.1.2.2.4.71	Dividendos CAJA DE AHORROS	18,381,855
0.55.1.2.4.0.00	TASAS Y DERECHOS	1,046,142,361
0.55.1.2.4.1.00	DERECHOS	670,343,000
0.55.1.2.4.1.02	Peajes del Canal	538,000,000
0.55.1.2.4.1.03	Derecho Único	200,000
0.55.1.2.4.1.05	Licencia para Pesca de Camarón	12,000
0.55.1.2.4.1.20	Regalías de Recursos Minerales/Jubilado	3,600,000
0.55.1.2.4.1.40	Trasiego de Petróleo	180,000
0.55.1.2.4.1.43	Registro Oficial de la Industria Nacional	1,000
0.55.1.2.4.1.45	Concesiones Varias	76,100,000
0.55.1.2.4.1.46	Concesiones B. R.	9,000,000
0.55.1.2.4.1.52	Pasaporte	15,000,000
0.55.1.2.4.1.53	Migración	28,000,000
0.55.1.2.4.1.58	Derecho de Registro	250,000
0.55.1.2.4.2.00	TASAS	375,799,361
0.55.1.2.4.2.01	Almacenaje de Aduana	350,000
0.55.1.2.4.2.03	Boletín Oficial de la Propiedad Industrial	3,500,000
0.55.1.2.4.2.05	Tasa Anual-Vigencia Sociedad Anónima	75,500,000
0.55.1.2.4.2.09	Revisión de Vehículos	34,712,181
0.55.1.2.4.2.10	Tasa de Aviso de Operación	200,000
0.55.1.2.4.2.11	Inscripción de Registro del Municipio - T.A.O.	66,117
0.55.1.2.4.2.16	FECI - MIDA	184,590,396
0.55.1.2.4.2.22	Autenticación de Firmas	600,000
0.55.1.2.4.2.36	Tasa de Oleoducto	21,500,000
0.55.1.2.4.2.46	Servicio Administrativo Aduanero	23,500,000
0.55.1.2.4.2.52	2% Impuesto Sobre Primas Ley 65	21,600,000
0.55.1.2.4.2.53	5% Adicional del Impuesto Sobre Primas Ley 65	9,680,667
0.55.1.2.5.0.00	CONTRIBUCIÓN DE MEJORAS	3,500,000
0.55.1.2.5.1.00	CONTRIBUCIONES DE MEJORAS	3,500,000
0.55.1.2.5.1.02	Tasa de Soterramiento de Cables	3,500,000
0.55.1.2.6.0.00	INGRESOS POR FUENTES VARIAS	331,343,402
0.55.1.2.6.1.00	OTROS INGRESOS	331,343,402
0.55.1.2.6.1.01	Multas, Recargos e Intereses	37,000,000
0.55.1.2.6.1.03	Depósitos Caducados	5,700,000
0.55.1.2.6.1.08	Depósitos - Lesión Patrimonial	1,000,000
0.55.1.2.6.1.31	Multa Ley Blanqueo de Capitales	150,000
0.55.1.2.6.1.35	Servicios Consulares - MINREX	600,000
0.55.1.2.6.1.46	Servicios y Acceso Universal - AIG	3,200,000
0.55.1.2.6.1.99	Otros Ingresos Varios	283,693,402
0.55.1.2.7.0.00	APORTE AL FISCO	314,500,000
0.55.1.2.7.2.00	INSTITUCIONES DESCENTRALIZADAS	73,500,000
0.55.1.2.7.2.03	Autoridad del Tránsito	23,500,000
0.55.1.2.7.2.45	ATP	6,200,000

0.55.1.2.7.2.48	Registro Público de Panamá	43,800,000
0.55.1.2.7.3.00	EMPRESAS PÚBLICAS	241,000,000
0.55.1.2.7.3.03	Autoridad Marítima de Panamá (AMP)	116,700,000
0.55.1.2.7.3.82	Lotería Nacional de Beneficencia (LNB)	95,000,000
0.55.1.2.7.3.96	Zona Libre de Colón	29,300,000
0.55.1.5.0.0.00	INGRESOS CORRIENTES INCORPORADOS	67,872,883
0.55.1.5.5.0.00	INGRESOS DE GESTIÓN	67,872,883
0.55.1.5.5.1.00	FONDOS DE GESTIÓN	67,872,883
0.55.1.5.5.1.03	Fondo Parque Omar Torrijos - Presidencia	165,500
0.55.1.5.5.1.04	Fondo Escuela de Policías - Seguridad	204,000
0.55.1.5.5.1.08	Fondo de Gestión MICI	266,443
0.55.1.5.5.1.09	Fondo Contribución de Mejoras - MOP	270,200
0.55.1.5.5.1.12	Fondo de Administración de Hospitales	4,597,300
0.55.1.5.5.1.13	Fondo de Gestión - MITRADEL	4,779,231
0.55.1.5.5.1.14	Fondo de Ahorro Habitacional - MIVIOT	3,032,600
0.55.1.5.5.1.15	Fondo Consejo de Seguridad - Presidencia	45,000
0.55.1.5.5.1.16	Fondo Junta de Control de Juegos - MEF	7,985,655
0.55.1.5.5.1.17	Fondo de Terceros - Gratificación - Gobierno	154,900
0.55.1.5.5.1.18	Fondo de Gestión FISCOI - Seguridad	3,910,000
0.55.1.5.5.1.19	Fondo Migración Extraordinaria - Presidencia	8,000,000
0.55.1.5.5.1.22	Fondo Migración Extraordinaria - Seguridad	3,456,497
0.55.1.5.5.1.32	Fondo Permisos para Portar Armas de Fuego - Seguridad	3,427,000
0.55.1.5.5.1.34	Fondo Procesos Concluidos y Archivados - Órgano Judicial	160,500
0.55.1.5.5.1.37	Fondo de Gestión Procuraduría de la Administración	89,950
0.55.1.5.5.1.38	Fondo Secretaría Nacional de Energía - Presidencia	500,000
0.55.1.5.5.1.40	Fondo de Gestión Tribunal Electoral	7,400,081
0.55.1.5.5.1.51	Fondo de Servicios Varios - Salud	18,084,000
0.55.1.5.5.1.52	Fondo Régimen de Propiedad Horizontal - MIVIOT	46,982
0.55.1.5.5.1.53	Fondo de Asistencia Habitacional - MIVIOT	1,211,800
0.55.1.5.5.1.55	Fondo de Cuarentena Agropecuaria - MIDA	85,244
0.55.2.0.0.0.00	INGRESOS DE CAPITAL	8,702,253,789
0.55.2.1.0.0.00	RECURSOS DEL PATRIMONIO	29,400,000
0.55.2.1.1.0.00	VENTAS DE ACTIVOS	29,400,000
0.55.2.1.1.1.00	VENTA DE BIENES INMUEBLES	29,400,000
0.55.2.1.1.1.05	Venta de Acciones	4,400,000
0.55.2.1.1.1.07	Otros Activos	25,000,000
0.55.2.2.0.0.00	RECURSOS DEL CRÉDITO	8,647,241,426
0.55.2.2.1.0.00	CRÉDITO INTERNO	158,220,409
0.55.2.2.1.1.00	BONOS	156,720,409
0.55.2.2.1.1.47	Bonos Internos	156,720,409
0.55.2.2.1.4.00	PRÉSTAMOS	1,500,000
0.55.2.2.1.4.06	Fondo de Preinversión	1,500,000
0.55.2.2.2.0.00	CRÉDITO EXTERNO	8,489,021,017
0.55.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTOS	143,795,461
0.55.2.2.2.1.01	BID 3506 OC - PN - SALUD	4,152,083
0.55.2.2.2.1.06	BCIE - SALUD	19,179,497
0.55.2.2.2.1.11	Fondo CHINO - SALUD	728,180
0.55.2.2.2.1.14	CAF 8468 - SALUD	31,994,590
0.55.2.2.2.1.21	BID - 4451/OC-PN - MI AMBIENTE	9,962,411
0.55.2.2.2.1.23	BIRF 8834-PA - GOBIERNO	12,702,195
0.55.2.2.2.1.24	BID 5734 O/C-PN -MIDES	8,148,500
0.55.2.2.2.1.31	MINSA-BID 2017	2,679,189
0.55.2.2.2.1.37	BID 5751/OC-PN-OJ	5,600,000
0.55.2.2.2.1.38	BID 5533/0C-PN - MEF	3,429,373
0.55.2.2.2.1.41	BID 4450 - OC/PN - MICULTURA	15,153,823
0.55.2.2.2.1.42	BID PN-L1143 - EDUCACIÓN	4,237,127
0.55.2.2.2.1.55	BIRF 9609-PA - MEF	4,443,199
0.55.2.2.2.1.58	BID 4790/OC-PN - MOP	4,470,000

0.55.2.2.2.1.61	ICO - AECID -1034023.0 -Salud	1,252,052
0.55.2.2.2.1.66	BID 5126/OC-PN - MEF	7,663,455
0.55.2.2.2.1.74	AECID / FONPRODE - MOP	1,730,000
0.55.2.2.2.1.87	BID 5316/OC/PN - MIDA	3,100,000
0.55.2.2.2.1.99	BANCO EUROPEO DE INVERSIÓN	3,169,787
0.55.2.2.2.5.00	BONOS EXTERNOS	8,345,225,556
0.55.2.2.2.5.10	Bonos Externos	8,345,225,556
0.55.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	25,612,363
0.55.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	25,612,363
0.55.2.3.2.8.00	SECTOR EXTERNO	25,612,363
0.55.2.3.2.8.01	Donación BID - MOP 2025	500,000
0.55.2.3.2.8.28	BANCO MUNDIAL - MINAM	1,210,000
0.55.2.3.2.8.41	Donación - BID-Salud-IREM	1,823,093
0.55.2.3.2.8.52	Donación - BID 5396 GR/PN - MEDUCA	6,064,686
0.55.2.3.2.8.66	BCIE - PRESIDENCIA	727,084
0.55.2.3.2.8.69	MIDA-AID Gusano Barrenador	15,000,000
0.55.2.3.2.8.91	DONACIÓN - BCIE- MEDUCA	287,500

CAPÍTULO III
0.01 ASAMBLEA NACIONAL

ARTÍCULO 10. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la ASAMBLEA NACIONAL para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	44,239,803
Administración General	50,224,197
Transferencias Corrientes	1,236,000
Total del presupuesto de funcionamiento	**95,700,000**
Inversión	
Construcción y Remodelación	1,010,000
Programa de Modernización	1,010,000
Equipamiento Institucional	980,000
Total del presupuesto de inversión	**3,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**98,700,000**

CAPÍTULO IV
0.02 CONTRALORÍA GENERAL DE LA REPÚBLICA

ARTÍCULO 11. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la CONTRALORÍA GENERAL DE LA REPÚBLICA para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	41,638,603
Contabilidad Pública	5,905,617
Fiscalización, Regulación y Control	42,954,572
Servicios de Estadística	23,579,900
Transferencias Varias	12,967
Auditoría	13,033,653
Total del presupuesto de funcionamiento	**127,125,312**

Inversión	
Fortalecimiento Institucional	500,000
Equipamiento	300,000
Total del presupuesto de inversión	**800,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**127,925,312**

CAPÍTULO V
ÓRGANO EJECUTIVO
0.03 MINISTERIO DE LA PRESIDENCIA

ARTÍCULO 12. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE LA PRESIDENCIA para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección Superior del Estado	77,953,607
Dirección de Carrera Administrativa	1,797,942
Gaceta Oficial	123,310
Consejo de Defensa y Seguridad Nacional	12,076,506
Servicio de Protección Institucional	69,711,247
CONADES	10,761,270
Total del presupuesto de funcionamiento	**172,423,882**
Inversión	
Fort. y Modernización Institucional	1,000,000
Electrificación Rural	7,247,537
Asuntos Comunitarios Desp. Primera Dama	3,729,160
CONADES	10,303,525
Mejoras de Instalaciones y Equipamiento	17,729,710
Total del presupuesto de inversión	**40,009,932**
TOTAL DEL PRESUPUESTO DE GASTOS	**212,433,814**

CAPÍTULO VI
0.05 MINISTERIO DE RELACIONES EXTERIORES

ARTÍCULO 13. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE RELACIONES EXTERIORES para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	9,555,219
Política Exterior	49,547,045
Transferencias Varias	10,718,469
Total del presupuesto de funcionamiento	**69,820,733**
Inversión	
Equipamiento	11,206,742
Total del presupuesto de inversión	**11,206,742**
TOTAL DEL PRESUPUESTO DE GASTOS	**81,027,475**

CAPÍTULO VII
0.07 MINISTERIO DE EDUCACIÓN

ARTÍCULO 14. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE EDUCACIÓN para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	269,921,533
Educación Básica General	960,201,374
Educación Media	732,475,865
Educación de Adultos	66,703,066
Educación Post-Media	1,533,503
Transferencias Corrientes	31,466,812
Transferencias al Sector Público	660,026,983
Fondo de Exoneración de Matrícula	64,370,515
Educación Agropecuaria	11,374,493
Total del presupuesto de funcionamiento	**2,798,074,144**
Inversión	
Mant. Preventivo (Mi Escuela Primero)	20,694,000
Construcción y Rehab. de Escuelas	1,272,759,345
Equipamiento de Centros Educativos	33,865,000
Desarrollo Educativo	19,101,813
Nutrición Escolar	49,857,329
Educación Básica	6,860,000
Transferencias de Capital	560,146,095
Fortalecimiento de Tecnología Educativa	32,339,700
Mantenimiento, Equip. y Constr. S.E.	66,008,092
Total del presupuesto de inversión	**2,061,631,374**
TOTAL DEL PRESUPUESTO DE GASTOS	**4,859,705,518**

CAPÍTULO VIII
0.08 MINISTERIO DE COMERCIO E INDUSTRIAS

ARTÍCULO 15. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE COMERCIO E INDUSTRIAS para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	14,503,779
Fomento y Regulación de la Industria	570,117
Fomento y Regulación del Comercio	2,216,805
Regulación de Intermediarios Financieros	308,581
Fomento y Reg. de los Recursos Minerales	1,064,468
Transferencias	7,093,478
Transferencias al Sector Público	19,310,518
Total del presupuesto de funcionamiento	**45,067,746**
Inversión	
Desarrollo Comercial e Industrial	873,838
Transferencias de Capital	8,432,649
Total del presupuesto de inversión	**9,306,487**
TOTAL DEL PRESUPUESTO DE GASTOS	**54,374,233**

CAPÍTULO IX
0.09 MINISTERIO DE OBRAS PÚBLICAS

ARTÍCULO 16. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE OBRAS PÚBLICAS para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	15,596,223
Mantenimiento de Obras	24,550,577
Transferencias Varias	174,575
Total del presupuesto de funcionamiento	**40,321,375**
Inversión	
Proyectos Infraestruct. Públicas (UCIP)	23,697,808
Construcción y Rehabilitación Drenajes	7,000,000
Mantenimiento y Rehabilitación Vial	183,140,711
Construcción y Mej. de Calles y Avenidas	145,567,306
Transferencias de Capital	470,000,000
Construcción y Rehabilitación de Puentes	307,477,354
Reordenamiento Vial-Ciudad de Pmá.	7,927,200
Total del presupuesto de inversión	**1,144,810,379**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,185,131,754**

CAPÍTULO X
0.10 MINISTERIO DE DESARROLLO AGROPECUARIO

ARTÍCULO 17. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	60,845,404
Asistencia Técnica Agrícola	3,153,442
Asistencia Técnica Pecuaria	8,655,173
Desarrollo Social	696,160
Servicios de Ingeniería Rural	5,299,805
Transferencias al Sector Público	47,064,957
Total del presupuesto de funcionamiento	**125,714,941**
Inversión	
Mejoramiento de Productividad	3,500,000
Programa de Desarrollo Tecnológico	3,793,000
Sanidad Agropecuaria	18,885,000
Desarrollo Rural Agropecuario	3,707,500
Otros Proyectos de Inversión	22,345,573
Reconver. y Transfor. Agropecuaria	10,000
Transferencias de Capital	60,601,848
Total del presupuesto de inversión	**112,842,921**
TOTAL DEL PRESUPUESTO DE GASTOS	**238,557,862**

CAPÍTULO XI
0.12 MINISTERIO DE SALUD

ARTÍCULO 18. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE SALUD para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Salud Pública	584,911,889
Provisión de Atención	413,100,136
Transferencias Varias	480,402,900
Fondo de Adm. de Hospitales	4,597,300
Fondo de Servicios Varios	18,084,000
Transferencias al Sector Público	1,513,845,552
Total del presupuesto de funcionamiento	**3,014,941,777**
Inversión	
Construcción y Mej. de Inst. de Salud	156,513,350
Salud Ambiental	98,286,698
Equipamiento de Inst. de Salud	36,904,745
Otros Proyectos de Inversión	12,194,207
Transferencias de Capital	185,096,301
Total del presupuesto de inversión	**488,995,301**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,503,937,078**

CAPÍTULO XII
0.13 MINISTERIO DE TRABAJO Y DESARROLLO LABORAL

ARTÍCULO 19. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de de gastos del MINISTERIO DE TRABAJO Y DESARROLLO LABORAL para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12,298,769
Admón. de las Relaciones Laborales	5,443,700
Inv., Promoción y Generación de Empleo	1,700,253
Transferencias Varias	707,000
Educación y Capacitación Sindical	15,432,200
Transferencia al Sector Público	1,995,289
Total del presupuesto de funcionamiento	**37,577,211**
Inversión	
Programa de Inserción Laboral	1,917,001
Fortalecimiento Institucional	201,147
Transferencia de Capital	40,080,700
Total del presupuesto de inversión	**42,198,848**
TOTAL DEL PRESUPUESTO DE GASTOS	**79,776,059**

CAPÍTULO XIII
0.14 MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL

ARTÍCULO 20. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	8,813,006
Planificación y Desarrollo Urbano	3,689,419
Admón. y Regulación de Bienes	588,268
Ordenamiento y Desarrollo Territorial	785,355
Transferencias Varias	13,036,707
Total del presupuesto de funcionamiento	**26,912,755**
Inversión	
Construcción de Vivienda	25,382,863
Fondo de Ahorro Habitacional	1,211,400
Financiamiento de Vivienda	8,294,530
Asistencia Habitacional	4,769,500
Mejoramiento Habitacional	12,621,600
Fortalecimiento Institucional	620,000
Total del presupuesto de inversión	**52,899,893**
TOTAL DEL PRESUPUESTO DE GASTOS	**79,812,648**

CAPÍTULO XIV
0.16 MINISTERIO DE ECONOMÍA Y FINANZAS

ARTÍCULO 21. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE ECONOMÍA Y FINANZAS para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	87,737,495
Desarrollo Económico y Social	27,306,510
Admón. Fiscal y Patrimonial	265,322,831
Transferencias Varias	162,621,733
Total del presupuesto de funcionamiento	**542,988,569**
Inversión	
Fondo de Preinversión	1,000,000
Fort Gest. Eco. y Admón. Finan.	24,479,422
Transferencias de Capital	26,021,565
Inversiones Financieras	57,222,947
Proyectos Varios	18,375,002
Total del presupuesto de inversión	**127,098,936**
TOTAL DEL PRESUPUESTO DE GASTOS	**670,087,505**

CAPÍTULO XV
0.17 MINISTERIO DE GOBIERNO

ARTÍCULO 22. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE GOBIERNO para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	14,711,154
Administ.y Desarrollo Gubernamental	46,611,938
Servicios Postales y Telégrafos	9,803,322

Servicios Penitenciarios y Cus. de Me	61,109,123
Transferencias Varias	186,998,539
Total del presupuesto de funcionamiento	**319,234,076**
Inversión	
Construc., Mejoram. y Estudios Infraet.	17,100,000
Transferencias de Capital	157,263,375
Total del presupuesto de inversión	**174,363,375**
TOTAL DEL PRESUPUESTO DE GASTOS	**493,597,451**

CAPÍTULO XVI
0.18 MINISTERIO DE SEGURIDAD PÚBLICA

ARTÍCULO 23. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE SEGURIDAD PÚBLICA para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	38,175,602
Seguridad Pública Nacional	784,319,489
Transferencias Varias	120,697,602
Total del presupuesto de funcionamiento	**943,192,693**
Inversión	
Const., Reparación y Ampl. de Infraest.	37,712,878
Sistema Integral de Seguridad Pública	4,100,000
Total del presupuesto de inversión	**41,812,878**
TOTAL DEL PRESUPUESTO DE GASTOS	**985,005,571**

CAPÍTULO XVII
0.21 MINISTERIO DE DESARROLLO SOCIAL

ARTÍCULO 24. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE DESARROLLO SOCIAL para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	17,974,323
Promoción Social y Cohesión Social	5,521,067
Programa de Gestión Territorial	4,728,345
Transferencias al Sector Público	16,320,111
Total del presupuesto de funcionamiento	**44,543,846**
Inversión	
Desarrollo Comunitario	192,509,817
Fortalecimiento Institucional	1,000,000
Transferencias al Sector Público	643,361
Total del presupuesto de inversión	**194,153,178**
TOTAL DEL PRESUPUESTO DE GASTOS	**238,697,024**

CAPÍTULO XVIII
0.26 TRIBUNAL ADMINISTRATIVO TRIBUTARIO

ARTÍCULO 25. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO TRIBUTARIO para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Jurisdicción Tributaria	3,867,553
Total del presupuesto de funcionamiento	**3,867,553**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,867,553**

CAPÍTULO XIX
0.27 MINISTERIO DE AMBIENTE

ARTÍCULO 26. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE AMBIENTE para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	23,385,974
Áreas Protegidas y Biodiversidad	12,899,000
Gestión Ambiental	6,771,822
Gestión Integrada de Cuencas Hidrog.	7,528,622
Total del presupuesto de funcionamiento	**50,585,418**
Inversión	
Áreas Protegidas y Biodiversidad	19,724,154
Gestión Ambiental	14,798,079
Gestión Integrada de Cuencas Hidrog.	4,859,049
Total del presupuesto de inversión	**39,381,282**
TOTAL DEL PRESUPUESTO DE GASTOS	**89,966,700**

CAPÍTULO XX
0.28 MINISTERIO DE CULTURA

ARTÍCULO 27. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE CULTURA para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	20,547,524
Patrimonio Histórico	8,186,023
Extensión Cultural	6,297,781
Educación Artística	1,135,105
Total del presupuesto de funcionamiento	**36,166,433**
Inversión	
Mantenimiento y Restauraciones de Obras	26,666,997
Programa de Asistencia Social	250,000

Preservación del Patrimonio Histórico	83,906,305
Total del presupuesto de inversión	**110,823,302**
TOTAL DEL PRESUPUESTO DE GASTOS	**146,989,735**

CAPÍTULO XXI
0.29 MINISTERIO DE LA MUJER

ARTÍCULO 28. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del MINISTERIO DE LA MUJER para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,128,451
Equidad e Igualdad de Género	170,399
Total del presupuesto de funcionamiento	**7,298,850**
TOTAL DEL PRESUPUESTO DE GASTOS	**7,298,850**

CAPÍTULO XXII
0.30 ÓRGANO JUDICIAL

ARTÍCULO 29. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del ÓRGANO JUDICIAL para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General de Justicia	74,355,408
Administración de Justicia Ciudadana	220,968,293
Transformación y Desarrollo Inst.	47,910,772
Total del presupuesto de funcionamiento	**343,234,473**
Inversión	
Desarrollo de la Transformación Digital	6,450,000
Equipamiento y Fortalec. Institucional	1,550,000
Total del presupuesto de inversión	**8,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**351,234,473**

CAPÍTULO XXIII
CONSOLIDADO DEL MINISTERIO PÚBLICO

ARTÍCULO 30. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO PÚBLICO para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

Procuraduría General de la Nación	**276,572,240**
Funcionamiento	**273,467,314**
Inversión	**3,104,926**
Procuraduría de la Administración	**13,366,774**
Funcionamiento	**12,547,744**
Inversión	**819,030**

0.36 PROCURADURÍA GENERAL DE LA NACIÓN

ARTÍCULO 31. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la PROCURADURÍA GENERAL DE LA NACIÓN para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Repres. Interés del Estado	196,791,150
Medicina Legal y Forense	76,676,164
Total del presupuesto de funcionamiento	**273,467,314**
Inversión	
Modernización Proc. General	2,000,000
Modernización de Servicios Forenses	1,104,926
Total del presupuesto de inversión	**3,104,926**
TOTAL DEL PRESUPUESTO DE GASTOS	**276,572,240**

0.37 PROCURADURÍA DE LA ADMINISTRACIÓN

ARTÍCULO 32. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la PROCURADURÍA DE LA ADMINISTRACIÓN para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	5,353,076
Representación y Def. de la Adm. Pública	7,194,668
Total del presupuesto de funcionamiento	**12,547,744**
Inversión	
Programa de Mejoramiento Institucional	100,532
Equipamiento	718,498
Total del presupuesto de inversión	**819,030**
TOTAL DEL PRESUPUESTO DE GASTOS	**13,366,774**

CAPÍTULO XXIV
CONSOLIDADO DEL TRIBUNAL ELECTORAL Y FISCALÍA GENERAL ELECTORAL

ARTÍCULO 33. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del TRIBUNAL ELECTORAL Y FISCALÍA GENERAL ELECTORAL para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

Tribunal Electoral	**112,648,233**
Funcionamiento	**108,648,233**
Inversión	**4,000,000**
Fiscalía General Electoral	**10,239,024**
Funcionamiento	**10,239,024**

0.40 TRIBUNAL ELECTORAL

ARTÍCULO 34. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del TRIBUNAL ELECTORAL para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	76,888,655
Registro e Identificación Ciudadana	21,792,669
Servicios Electorales	9,966,909
Total del presupuesto de funcionamiento	**108,648,233**
Inversión	
Const. de Oficinas a Nivel Provincial	4,000,000
Total del presupuesto de inversión	**4,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**112,648,233**

0.41 FISCALÍA GENERAL ELECTORAL

ARTÍCULO 35. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de la FISCALÍA GENERAL ELECTORAL para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	6,449,972
Fiscalías Electorales	3,789,052
Total del presupuesto de funcionamiento	**10,239,024**
TOTAL DEL PRESUPUESTO DE GASTOS	**10,239,024**

CAPÍTULO XXV
0.42 TRIBUNAL ADMINISTRATIVO DE LA FUNCIÓN PÚBLICA

ARTÍCULO 36. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO DE LA FUNCIÓN PÚBLICA para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración Función Pública	3,206,100
Total del presupuesto de funcionamiento	**3,206,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,206,100**

CAPÍTULO XXVI
0.45 OTROS GASTOS DE LA ADMINISTRACIÓN

ARTÍCULO 37. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos de OTROS GASTOS DE LA ADMINISTRACIÓN para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Consejos Provinciales	41,282,142
Total del presupuesto de funcionamiento	**41,282,142**
TOTAL DEL PRESUPUESTO DE GASTOS	**41,282,142**

CAPÍTULO XXVII
0.46 TRIBUNAL DE CUENTAS

ARTÍCULO 38. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del TRIBUNAL DE CUENTAS para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Jurisdicción de Cuentas	3,023,520
Administración General	1,722,290
Total del presupuesto de funcionamiento	**4,745,810**
Inversión	
Coordinación Central	94,965
Total del presupuesto de inversión	**94,965**
TOTAL DEL PRESUPUESTO DE GASTOS	**4,840,775**

CAPÍTULO XXVIII
0.47 FISCALÍA GENERAL DE CUENTAS

ARTÍCULO 39. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la FISCALÍA GENERAL DE CUENTAS para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administ. e Investigación Patrimonial	3,918,770
Administración General	1,581,190
Total del presupuesto de funcionamiento	**5,499,960**
Inversión	
Fortalec., Mejoram. e Implementación	233,482
Equipamiento	70,000
Total del presupuesto de inversión	**303,482**
TOTAL DEL PRESUPUESTO DE GASTOS	**5,803,442**

CAPÍTULO XXIX
0.49 DEFENSORÍA DEL PUEBLO

ARTÍCULO 40. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la DEFENSORÍA DEL PUEBLO para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,768,485
Protec. y Defensa de los Derechos Hum.	2,882,147
Administración de Quejas	395,260
Total del presupuesto de funcionamiento	**7,045,892**
Inversión	
Estudio, Diseño y Construcción	80,000
Equipamiento	152,315
Total del presupuesto de inversión	**232,315**
TOTAL DEL PRESUPUESTO DE GASTOS	**7,278,207**

CAPÍTULO XXX
TRANSFERENCIAS DEL GOBIERNO CENTRAL

ARTÍCULO 41. Los gastos por concepto de transferencias corrientes aprobados son recursos que se traspasan al propio Sector Público, al Sector Externo y al Sector Privado, con base en el detalle que se autoriza a continuación:

CÓDIGO	INSTITUCIÓN	PROPIAS	SUBSIDIOS	MONTO
	TOTAL TRANSFERENCIA DE FUNCIONAMIENTO	1,126,598,026	2,485,678,387	3,612,276,413
01	ASAMBLEA NACIONAL	1,324,000		1,324,000
	Al Sector Externo	1,324,000		1,324,000
02	CONTRALORÍA GENERAL DE LA REPÚBLICA	119,967		119,967
	A Personas	100,000		100,000
	Becas de Estudio	7,000		7,000
	Al Sector Externo	12,967		12,967
03	MINISTERIO DE LA PRESIDENCIA	11,271,279		11,271,279
	Pensiones y Jubilaciones	8,789,742		8,789,742
	A Personas	2,057,073		2,057,073
	Becas de Estudio	274,464		274,464
	Al Sector Externo	150,000		150,000
05	MIN. DE RELACIONES EXTERIORES	10,753,969		10,753,969
	A Personas	6,500		6,500
	Becas de Estudio	29,000		29,000
	Al Sector Externo	10,718,469		10,718,469
07	MINISTERIO DE EDUCACIÓN	58,638,812	660,026,983	718,665,795
	Pensiones y Jubilaciones	17,989,268		17,989,268
	A Personas	25,500,000		25,500,000
	Becas de Estudio	1,575,000		1,575,000
	Al Sector Privado	12,000,917		12,000,917
	IFARHU		7,296,049	7,296,049
	Secretaría Nacional de Ciencia, Tecnología e Innovación		10,740,912	10,740,912
	Instituto Panameño de Deportes		56,738,136	56,738,136
	Instituto Técnico Superior Especializado		13,437,018	13,437,018
	Instituto Panameño de Habilitación Especial		76,348,449	76,348,449
	Universidad Autónoma de Chiriquí		62,152,186	62,152,186

	Universidad de Panamá		270,809,616	270,809,616
	Universidad Marítima Internacional de Panamá		10,156,939	10,156,939
	Universidad Especializada de las Américas		29,810,800	29,810,800
	Universidad Autónoma de los Pueblos Indígenas (UAPI)		1,524,480	1,524,480
	Universidad Tecnológica de Panamá		121,012,398	121,012,398
	Al Sector Externo	478,627		478,627
	Subsidos a Seguridad Social	25,000		25,000
	Indemnizaciones de la Seguridad Social	50,000		50,000
	Créditos Reconocidos por Transferencias Corrientes	1,020,000		1,020,000
08	MIN. DE COMERCIO E INDUSTRIAS	7,153,478	19,310,518	26,463,996
	A Personas	50,000		50,000
	Becas de Estudio	10,000		10,000
	Al Sector Privado	5,914,603		5,914,603
	Autoridad de la Micro, Pequeña y Mediana Empresa		6,535,993	6,535,993
	Autoridad de Protección al Consumidor y Defensa de la Competencia		9,284,724	9,284,724
	PROPANAMA		1,485,737	1,485,737
	Zona Franca de Barú		553,100	553,100
	Bingos Nacionales		643,757	643,757
	Agencia Especial de Aguadulce		768,205	768,205
	Agencia Panamá-Pacífico		39,002	39,002
	Al Sector Externo	1,178,875		1,178,875
09	MINISTERIO DE OBRAS PÚBLICAS	174,575		174,575
	Al Sector Externo	56,380		56,380
	Créditos Reconocidos por Transferencias Corrientes	118,195		118,195
10	MIN. DE DESARROLLO AGROPECUARIO	2,611,645	47,064,957	49,676,602
	A Personas	1,441,945		1,441,945
	Al Sector Privado	50,000		50,000
	Instituto de Innovación Agropecuaria de Panamá		14,927,822	14,927,822
	Autoridad de los Recursos Acuáticos de Panamá		8,150,517	8,150,517
	Instituto Técnico Superior de Agrotecnología de las Américas		5,588,224	5,588,224
	Instituto de Mercadeo Agropecuario		7,301,059	7,301,059
	Empresas Mercados Nacionales de la Cadena de Frío		8,597,335	8,597,335
	Instituto de Seguro Agropecuario		2,500,000	2,500,000
	Al Sector Externo	1,119,700		1,119,700
12	MINISTERIO DE SALUD	536,437,200	1,480,767,552	2,017,204,752
	Pensiones y Jubilaciones	179,200		179,200
	Becas de Estudio	825,000		825,000
	Al Sector Privado	478,800,000		478,800,000
	Al Gobierno Central	22,681,300		22,681,300
	Caja de Seguro Social		1,423,846,000	1,423,846,000
	Impuesto de Cerverzas		9,000,000	9,000,000
	Impuesto de Licores		10,000,000	10,000,000
	Neonatos Afectados por Heparina		94,000	94,000
	Pensión de Viudez		1,407,000	1,407,000
	Pensión Vitalicia Dietilenglicol		11,558,000	11,558,000
	Subsidio Fluctuaciones - Intereses CSS		20,500,000	20,500,000
	Subsidio Maternidad y Enfermedad		25,000,000	25,000,000
	Afectados Bocas del Toro		3,187,000	3,187,000
	Déficit Actuarial de Riesgo, Invalidez y Muerte		1,004,640,000	1,004,640,000
	Aporte al Programa de Beneficio Permanente Ley 438		54,367,000	54,367,000
	Pensiones de los Trabajadores de las Bananeras		4,619,000	4,619,000
	Aporte Junta Técnica Actuarial		90,000	90,000
	Aumento Pensiones y Jubilaciones (Dg-51)		141,536,000	141,536,000
	CSS 0.8% Salarios Básicos		128,368,000	128,368,000

	CSS FEJUPEN - Aporte Gob. Central		9,480,000	9,480,000
	Instituto Conmemorativo Gorgas de Estudios de la Salud		17,458,094	17,458,094
	CENETIM		500,000	500,000
	Agencia Panameña de Alimentos		2,745,561	2,745,561
	Inst. de Acueductos y Alcantarillados Nacionales		22,480,722	22,480,722
	Autoridad de Aseo Urbano y Domiciliario		13,737,175	13,737,175
	Municipios	1,766,000		1,766,000
	Propias	31,312,000		31,312,000
	Al Sector Externo	873,700		873,700
13	MIN. DE TRABAJO Y DES. LABORAL	11,513,500	1,995,289	13,508,789
	A Personas	25,000		25,000
	Becas de Estudio	22,800		22,800
	Al Sector Privado	10,758,700		10,758,700
	INADEH		1,995,289	1,995,289
	Al Sector Externo	707,000		707,000
14	MIN. DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	63,180	13,036,707	13,099,887
	A Personas	33,180		33,180
	Autoridad Nacional de Administración de Tierras		11,678,617	11,678,617
	Banco Hipotecario Nacional		1,358,090	1,358,090
	Al Sector Externo	30,000		30,000
16	MIN. DE ECONOMÍA Y FINANZAS	314,556,014	67,932,431	382,488,445
	A Personas	3,970,000		3,970,000
	Becas de Estudio	194,400		194,400
	Al Sector Privado	258,425,067		258,425,067
	Autoridad Nacional de Aduanas		30,624,178	30,624,178
	Superintendencia de Sujetos No Financieros		6,153,889	6,153,889
	Consejo de Administración del SIACAP		1,675,700	1,675,700
	Dirección General de Contrataciones Públicas		4,335,025	4,335,025
	Tribunal Administrativo de Contrataciones Públicas		2,170,426	2,170,426
	Autoridad Nacional para la Innovación Gubernamental		4,911,280	4,911,280
	Autoridad Nacional de Transparencia y Acceso a la Información		2,840,820	2,840,820
	Benemérito Cuerpo de Bomberos de la República Panamá		6,256,133	6,256,133
	Empresa de Generación Eléctrica, S.A.		1,151,857	1,151,857
	Superintendencia de Bancos		105,000	105,000
	Superintendencia de Seguros y Reaseguros		7,693,123	7,693,123
	Superintendencia del Mercados de Valores		15,000	15,000
	FTO / Subsidio Eléctrico	25,000,000		25,000,000
	Otras transf (Apoyo a Prog. Des. logistico)	18,412,974		18,412,974
	Al Sector Externo	8,553,573		8,553,573
17	MINISTERIO DE GOBIERNO	2,029,421	179,708,839	181,738,260
	Pensiones y Jubilaciones	1,944,700		1,944,700
	Becas de Estudio	9,721		9,721
	Autoridad del Tránsito y Transporte Terrestre		93,477,646	93,477,646
	Autoridad de Pasaportes de Panamá		3,737,474	3,737,474
	Autoridad Nacional de Descentralización		43,564,710	43,564,710
	Benemérito Cuerpo de Bomberos de la República Panamá		38,929,009	38,929,009
	Autoridad Aereonáutica Civil			
	Al Sector Externo	75,000		75,000
18	MINISTERIO DE SEGURIDAD PÚBLICA	127,912,602		127,912,602
	Pensiones y Jubilaciones	108,697,602		108,697,602
	A Personas	4,700,000		4,700,000
	Becas de Estudio	2,020,000		2,020,000
	Al Sector Privado	12,100,000		12,100,000

	Al Sector Externo	395,000		395,000
21	MINISTERIO DE DESARROLLO SOCIAL	1,187,800	15,835,111	17,022,911
	A Personas	255,000		255,000
	Becas de Estudio	12,800		12,800
	Al Sector Privado	850,000		850,000
	Al Gobierno Central	15,000		15,000
	Secretaría Nacional de Discapacidad		6,374,993	6,374,993
	Secretaría Nacional de Niñez, Adolescencia y Familia		8,465,563	8,465,563
	SENADAP		994,555	994,555
	Al Sector Externo	55,000		55,000
26	TRIBUNAL ADMINISTRATIVO TRIBUTARIO	93,950		93,950
	A Personas	33,250		33,250
	Becas de Estudio	60,000		60,000
	Al Sector Externo	700		700
27	MINISTERIO DE AMBIENTE	426,000		426,000
	A Personas	10,000		10,000
	Al Sector Externo	416,000		416,000
28	MINISTERIO DE CULTURA	9,117,294		9,117,294
	A Personas	403,615		403,615
	Becas de Estudio	563,305		563,305
	Al Sector Privado	7,735,374		7,735,374
	Al Sector Externo	415,000		415,000
30	ÓRGANO JUDICIAL	9,320,000		9,320,000
	A Personas	9,000,000		9,000,000
	Becas de Estudio	320,000		320,000
36	PROCURADURÍA GENERAL DE LA NACIÓN	4,173,276		4,173,276
	Pensiones y Jubilaciones	2,046,769		2,046,769
	A Personas	1,657,282		1,657,282
	Becas de Estudio	464,225		464,225
	Al Sector Privado	5,000		5,000
37	PROCURADURÍA DE LA ADMINISTRACIÓN	495,493		495,493
	A Personas	289,913		289,913
	Becas de Estudio	205,580		205,580
40	TRIBUNAL ELECTORAL	16,320,005		16,320,005
	Pensiones y Jubilaciones	20,616		20,616
	A Personas	5,221,700		5,221,700
	Becas de Estudio	131,507		131,507
	Al Sector Privado	10,926,182		10,926,182
	Al Sector Externo	20,000		20,000
41	FISCALÍA GENERAL ELECTORAL	223,000		223,000
	A Personas	150,000		150,000
	Becas de Estudio	73,000		73,000
42	TRIBUNAL ADMINISTRATIVO DE LA FUNCIÓN PÚBLICA	50,700		50,700
	Becas de Estudio	50,700		50,700
45	OTROS GASTOS DE LA ADMINISTRACIÓN	88,321		88,321
	A Personas	19,000		19,000
	Becas de Estudio	59,321		59,321

	Al Sector Privado	10,000	10,000
46	TRIBUNAL DE CUENTAS	138,082	138,082
	A Personas	95,000	95,000
	Becas de Estudio	43,082	43,082
47	FISCALÍA GENERAL DE CUENTAS	73,000	73,000
	A Personas	27,000	27,000
	Becas de Estudio	46,000	46,000
49	DEFENSORÍA DEL PUEBLO	331,463	331,463
	A Personas	305,614	305,614
	Al Sector Privado	5,036	5,036
	Al Sector Externo	20,813	20,813

ARTÍCULO 42. Se aprueban las transferencias de capital de acuerdo con el siguiente detalle:

CÓDIGO	INSTITUCIÓN	MONTO
	TOTAL TRANSFERENCIAS DE CAPITAL	1,508,285,894
07	MINISTERIO DE EDUCACIÓN	560,146,095
	IFARHU	282,901,900
	SERTV	983,020
	Secretaría Nacional de Ciencia, Tecnología e Innovación	44,173,306
	Instituto Panameño de Deportes	102,903,023
	Instituto Técnico Superior Especializado	9,988,767
	Instituto Panameño de Habilitación Especial	2,643,800
	Universidad Autónoma de Chiriquí	11,524,911
	Universidad de Panamá	42,183,921
	Universidad Marítima Internacional de Panamá	7,300,000
	Universidad Especializada de las Américas	9,923,000
	Universidad Autónoma de los Pueblos Indígenas	511,901
	Universidad Tecnológica de Panamá	45,108,546
08	MIN. DE COMERCIO E INDUSTRIAS	8,432,649
	Autoridad de la Micro, Pequeña y Mediana Empresa	400,000
	Autoridad de Protección al Consumidor y Defensa de la Competencia	100,000
	Autoridad de Turismo de Panamá	6,778,254
	PROPANAMA	
	Agencia Panamá-Pacífico	1,154,395
09	MINISTERIO DE OBRAS PÚBLICAS	470,000,000
	Empresa Metro de Panamá, S.A.	470,000,000
10	MIN. DE DES. AGROPECUARIO	60,601,848
	Instituto de Innovación Agropecuaria de Panamá	3,207,860
	Autoridad de los Recursos Acuáticos de Panamá	500,000
	Instituto Técnico Superior de Agrotecnología de las Américas	
	Instituto de Mercadeo Agropecuario	37,400,510
	Empresas Mercados Nacionales de la Cadena de Frío	8,600,000
	Banco de Desarrollo Agropecuario (Ley 24)	6,203,413
	Instituto de Seguro Agropecuario	4,690,065
12	MINISTERIO DE SALUD	185,096,301
	Instituto Conmemorativo Gorgas de Estudios de la Salud	4,325,055
	Inst. de Acueductos y Alcantarillados Nacionales	166,671,246

	Autoridad de Aseo Urbano y Domiciliario	14,100,000
13	MIN. DE TRABAJO Y DES. LABORAL	40,080,700
	INADEH	40,080,700
16	MIN. DE ECONOMÍA Y FINANZAS	26,021,565
	Superintendencia de Sujetos No Financieros	1,122,200
	Dirección General de Contrataciones Públicas	
	Tribunal Administrativo de Contrataciones Públicas	
	Autoridad Nacional para la Innovación Gubernamental	12,082,000
	Autoridad Nacional de Transparencia y Acceso a la Información	
	Benemérito Cuerpo de Bomberos de la República Panamá	12,817,365
17	MINISTERIO DE GOBIERNO	157,263,375
	Autoridad de Pasaportes de Panamá	8,650,000
	Autoridad Nacional de Descentralización	148,613,375
	Benemérito Cuerpo de Bomberos de la República Panamá	
	Autoridad Aeronáutica Civil	
21	MIN. DE DESARROLLO SOCIAL	643,361
	Secretaría Nacional de Discapacidad	478,598
	Secretaría Nacional de Niñez, Adolescencia y Familia	164,763
	SENADAP	

CAPÍTULO XXXI
FONDO LEY DE SEGURO EDUCATIVO

ARTÍCULO 43. Los recursos provenientes del Seguro Educativo a que se refiere el Decreto de Gabinete 168 de 27 de julio de 1971, reformado por las Leyes 24 de 21 de julio de 1980, 18 de 29 de septiembre de 1983, 13 de 28 de julio de 1987 y 16 de 29 de noviembre de 1987, y modificados por la Ley 49 de 18 de septiembre de 2002, cuyo destino específico lo constituyen programas de educación y formación de mano de obra, se asignan para el año 2026, según el siguiente detalle:

INSTITUCIÓN	MONTO
TOTAL INGRESOS AUTORIZADOS	443,699,200
FONDO DE SEGURO EDUCATIVO	443,699,200
Ingresos Tributarios	443,699,200
Impuestos Directos	443,699,200
Seguro Educativo	443,699,200
MINISTERIO DE EDUCACIÓN	141,753,100
Educación Agropecuaria	20,711,900
Fondo Exon. de Matrícula (27%)	117,854,800
Capacitación Gremial Docente	3,186,400
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	15,932,200
Educación Sindical	15,932,200
IFARHU	184,813,800
Becas	167,813,800
Créditos Educativos	17,000,000

SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	19,118,700
Gastos de Funcionamiento	17,743,900
Gastos de Inversión	1,374,800
INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA EL DESARROLLO HUMANO	66,149,200
Programas Regulares (INADEH / MITRADEL) 14%	51,810,200
Capacitación del Recurso Humano del Sector Privado (COSPAE) 3.0%	9,559,300
Formación Dual	4,779,700
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	15,932,200
Gastos de Funcionamiento	15,592,200
Gastos de Inversión	340,000

TÍTULO III

PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

CAPÍTULO I

RESUMEN DE LOS PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

ARTÍCULO 44. Se aprueban los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2026, cuyos resúmenes de ingresos y gastos se expresan a continuacion en Balboas:

	INGRESOS			GASTOS		
INSTITUCIONES	**CORRIENTES**	**DE CAPITAL**	**TOTAL**	**CORRIENTES**	**DE CAPITAL**	**TOTAL**
TOTAL	**8,400,240,402**	**2,324,601,353**	**10,724,841,755**	**6,750,314,253**	**3,974,527,502**	**10,724,841,755**
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	6,535,993	400,000	6,935,993	6,535,993	400,000	6,935,993
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	170,313,589	0	170,313,589	152,874,088	17,439,501	170,313,589
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	28,300,000	0	28,300,000	25,200,000	3,100,000	28,300,000
AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	13,802,505	3,300,000	17,102,505	13,802,505	3,300,000	17,102,505
AUTORIDAD NACIONAL DE ADUANAS	40,325,378	6,778,074	47,103,452	40,325,378	6,778,074	47,103,452
CAJA DE SEGURO SOCIAL	6,802,606,500	1,408,616,500	8,211,223,000	5,429,000,000	2,782,223,000	8,211,223,000
INST. CONMEMORATIVO GORGAS DE EST. DE LA SALUD	18,008,094	17,325,055	35,333,149	18,008,094	17,325,055	35,333,149
CENTRO NAL DE ESTUDIOS EN TÉCNICAS IMÁGENES MOL.	500,000	0	500,000	500,000	0	500,000
SUPERINTENDENCIA DE SUJETOS NO FINANCIEROS	6,568,056	1,122,200	7,690,256	6,566,056	1,124,200	7,690,256
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	9,294,724	100,000	9,394,724	9,294,724	100,000	9,394,724
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,675,700	0	1,675,700	1,675,625	75	1,675,700
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	202,199,849	297,901,900	500,101,749	17,386,049	482,715,700	500,101,749
SECRETARÍA NACIONAL DE DISCAPACIDAD	6,374,993	5,131,902	11,506,895	6,374,993	5,131,902	11,506,895
INSTITUTO DE INNOVACIÓN AGROPECUARIA DE PANAMÁ	15,573,223	15,800,000	31,373,223	15,573,223	15,800,000	31,373,223
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	10,920,020	500,000	11,420,020	10,920,020	500,000	11,420,020
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	4,335,025	0	4,335,025	4,335,025	0	4,335,025
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚB.	2,170,426	0	2,170,426	2,170,426	0	2,170,426
AGENCIA PANAMEÑA DE ALIMENTOS	4,361,322	0	4,361,322	4,261,322	100,000	4,361,322
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	19,518,700	983,020	20,501,720	18,143,900	2,357,820	20,501,720
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	10,740,912	57,173,306	67,914,218	10,740,912	57,173,306	67,914,218

SEC. NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	8,465,563	164,763	8,630,326	8,465,563	164,763	8,630,326
INSTITUTO PANAMEÑO DE DEPORTES	57,177,136	102,903,023	160,080,159	57,177,136	102,903,023	160,080,159
INST. NAL. DE FORMACIÓN PROF.Y CAP. PARA DES. HUMANO	68,274,443	55,080,700	123,355,143	21,355,143	102,000,000	123,355,143
INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO	13,847,434	13,988,767	27,836,201	13,847,434	13,988,767	27,836,201
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	77,458,277	2,643,800	80,102,077	77,373,277	2,728,800	80,102,077
AUTORIDAD DE PASAPORTES DE PANAMÁ	3,737,474	8,650,000	12,387,474	3,737,474	8,650,000	12,387,474
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	17,455,200	0	17,455,200	15,990,043	1,465,157	17,455,200
AUTORIDAD DE TURISMO DE PANAMÁ	24,996,220	11,778,254	36,774,474	15,418,965	21,355,509	36,774,474
AUTORIDAD NAL. PARA LA INNOVACIÓN GUBERNAMENTAL	4,911,280	23,682,000	28,593,280	4,911,280	23,682,000	28,593,280
AUTORIDAD NACIONAL DE DESCENTRALIZACIÓN	48,864,710	148,613,375	197,478,085	48,864,710	148,613,375	197,478,085
REGISTRO PÚBLICO DE PANAMÁ	65,157,812	0	65,157,812	59,574,905	5,582,907	65,157,812
AUT. NAL. DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN	2,840,820	0	2,840,820	2,840,820	0	2,840,820
BENEMÉRITO CUERPO DE BOMBEROS DE LA REP. DE PMÁ.	63,767,407	12,817,365	76,584,772	63,767,407	12,817,365	76,584,772
AUT. PARA LA ATRACCIÓN DE INV. Y LA PROM. DE EXP.	1,485,737	0	1,485,737	1,485,737	0	1,485,737
INST. DE METEOROLOGÍA E HIDROLOGÍA DE PANAMÁ	7,676,485	0	7,676,485	7,176,485	500,000	7,676,485
SECRETARÍA NACIONAL DE POLÍTICAS Y DESARROLLO PARA LOS AFROPANAMEÑOS	994,555	0	994,555	994,555	0	994,555
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	69,200,000	11,524,911	80,724,911	67,950,000	12,774,911	80,724,911
UNIVERSIDAD DE PANAMÁ	297,466,127	53,478,991	350,945,118	295,690,548	55,254,570	350,945,118
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	16,176,939	7,300,000	23,476,939	16,176,939	7,300,000	23,476,939
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	34,890,800	9,923,000	44,813,800	34,890,800	9,923,000	44,813,800
UNIVERSIDAD AUTÓNOMA DE LOS PUEBLOS INDÍGENAS	1,524,480	511,901	2,036,381	1,524,480	511,901	2,036,381
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	133,140,570	46,208,546	179,349,116	130,822,570	48,526,546	179,349,116
ZONA FRANCA DE BARÚ	572,300	200,000	772,300	556,025	216,275	772,300
INSTITUTO TÉCNICO SUPERIOR DE AGROTECNOLOGÍA DE LAS AMÉRICAS	6,033,624	0	6,033,624	6,033,624	0	6,033,624

ARTÍCULO 45. Se aprueban los gastos corrientes de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2026, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

	GASTOS CORRIENTES					
INSTITUCIONES	OPERACIÓN	TRANSF. CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	**3,395,386,482**	**3,206,460,639**	**73,500,000**	**74,967,132**	**0**	**6,750,314,253**
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	6,480,993	55,000	0	0	0	6,535,993
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	35,039,942	19,367,014	23,500,000	74,967,132	0	152,874,088
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	23,931,846	1,268,154	0	0	0	25,200,000
AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	13,732,505	70,000	0	0	0	13,802,505
AUTORIDAD NACIONAL DE ADUANAS	39,313,378	1,012,000	0	0	0	40,325,378
CAJA DE SEGURO SOCIAL	2,343,098,529	3,085,901,471	0	0	0	5,429,000,000
INST. CONMEMORATIVO GORGAS DE EST. DE LA SALUD	17,815,094	193,000	0	0	0	18,008,094
CENTRO NAL DE ESTUDIOS EN TÉCNICAS IMÁGENES MOL.	0	500,000	0	0	0	500,000
SUPERINTENDENCIA DE SUJETOS NO FINANCIEROS	6,075,477	490,579	0	0	0	6,566,056
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	9,212,374	82,350	0	0	0	9,294,724
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,628,754	46,871	0	0	0	1,675,625
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	17,044,459	341,590	0	0	0	17,386,049
SECRETARÍA NACIONAL DE DISCAPACIDAD	5,751,476	623,517	0	0	0	6,374,993
INSTITUTO DE INNOVACIÓN AGROPECUARIA DE PANAMÁ	15,503,223	70,000	0	0	0	15,573,223
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	10,746,179	173,841	0	0	0	10,920,020
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	4,311,557	23,468	0	0	0	4,335,025
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚB.	2,158,979	11,447	0	0	0	2,170,426
AGENCIA PANAMEÑA DE ALIMENTOS	4,160,322	101,000	0	0	0	4,261,322
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	17,710,900	433,000	0	0	0	18,143,900
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	9,200,548	1,540,364	0	0	0	10,740,912
SEC. NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	8,461,063	4,500	0	0	0	8,465,563
INSTITUTO PANAMEÑO DE DEPORTES	33,439,426	23,737,710	0	0	0	57,177,136

INST. NAL. DE FORMACIÓN PROF.Y CAP. PARA DES. HUMANO	20,869,628	485,515	0	0	0	21,355,143
INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO	13,847,434	0	0	0	0	13,847,434
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	75,824,229	1,549,048	0	0	0	77,373,277
AUTORIDAD DE PASAPORTES DE PANAMÁ	3,699,474	38,000	0	0	0	3,737,474
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	13,879,293	2,110,750	0	0	0	15,990,043
AUTORIDAD DE TURISMO DE PANAMÁ	8,517,928	701,037	6,200,000	0	0	15,418,965
AUTORIDAD NAL. PARA LA INNOVACIÓN GUBERNAMENTAL	4,911,280	0	0	0	0	4,911,280
AUTORIDAD NACIONAL DE DESCENTRALIZACIÓN	7,957,423	40,907,287	0	0	0	48,864,710
REGISTRO PÚBLICO DE PANAMÁ	15,753,733	21,172	43,800,000	0	0	59,574,905
AUT. NAL. DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN	2,813,310	27,510	0	0	0	2,840,820
BENEMÉRITO CUERPO DE BOMBEROS DE LA REP. DE PMÁ.	44,380,880	19,386,527	0	0	0	63,767,407
AUT. PARA LA ATRACCIÓN DE INV. Y LA PROM. DE EXP.	1,485,737	0	0	0	0	1,485,737
INST. DE METEOROLOGÍA E HIDROLOGÍA DE PANAMÁ	6,978,051	198,434	0	0	0	7,176,485
SECRETARÍA NACIONAL DE POLÍTICAS Y DESARROLLO PARA LOS AFROPANAMEÑOS	994,555	0	0	0	0	994,555
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	67,276,500	673,500	0	0	0	67,950,000
UNIVERSIDAD DE PANAMÁ	295,493,773	196,775	0	0	0	295,690,548
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	14,709,939	1,467,000	0	0	0	16,176,939
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	33,916,380	974,420	0	0	0	34,890,800
UNIVERSIDAD AUTÓNOMA DE LOS PUEBLOS INDÍGENAS	1,524,480	0	0	0	0	1,524,480
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	129,156,332	1,666,238	0	0	0	130,822,570
ZONA FRANCA DE BARÚ	545,475	10,550	0	0	0	556,025
INSTITUTO TÉCNICO SUPERIOR DE AGROTECNOLOGÍA DE LAS AMÉRICAS	6,033,624	0	0	0	0	6,033,624

ARTÍCULO 46. Se aprueban los gastos capital de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2026, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas

	GASTOS DE CAPITAL				
INSTITUCIONES	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	**3,968,641,286**	**5,886,216**	**0**	**0**	**3,974,527,502**
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	400,000	0	0	0	400,000
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	17,000,214	439,287	0	0	17,439,501
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	3,100,000	0	0	0	3,100,000
AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	3,300,000	0	0	0	3,300,000
AUTORIDAD NACIONAL DE ADUANAS	6,778,074	0	0	0	6,778,074
CAJA DE SEGURO SOCIAL	2,782,223,000	0	0	0	2,782,223,000
INST. CONMEMORATIVO GORGAS DE EST. DE LA SALUD	17,325,055	0	0	0	17,325,055
SUPERINTENDENCIA DE SUJETOS NO FINANCIEROS	1,122,200	2,000	0	0	1,124,200
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	100,000	0	0	0	100,000
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	0	75	0	0	75
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	482,715,700	0	0	0	482,715,700
SECRETARÍA NACIONAL DE DISCAPACIDAD	5,131,902	0	0	0	5,131,902
INSTITUTO DE INNOVACIÓN AGROPECUARIA DE PANAMÁ	15,800,000	0	0	0	15,800,000
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	500,000	0	0	0	500,000
AGENCIA PANAMEÑA DE ALIMENTOS	100,000	0	0	0	100,000
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	2,357,820	0	0	0	2,357,820
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	57,173,306	0	0	0	57,173,306
SEC. NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	164,763	0	0	0	164,763
INSTITUTO PANAMEÑO DE DEPORTES	102,903,023	0	0	0	102,903,023

INST. NAL. DE FORMACIÓN PROF.Y CAP. PARA DES. HUMANO	102,000,000	0	0	0	102,000,000
INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO	13,988,767	0	0	0	13,988,767
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	2,643,800	85,000	0	0	2,728,800
AUTORIDAD DE PASAPORTES DE PANAMÁ	8,650,000	0	0	0	8,650,000
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	1,465,157	0	0	0	1,465,157
AUTORIDAD DE TURISMO DE PANAMÁ	21,355,509	0	0	0	21,355,509
AUTORIDAD NAL. PARA LA INNOVACIÓN GUBERNAMENTAL	23,682,000	0	0	0	23,682,000
AUTORIDAD NACIONAL DE DESCENTRALIZACIÓN	148,613,375	0	0	0	148,613,375
REGISTRO PÚBLICO DE PANAMÁ	5,582,907	0	0	0	5,582,907
BENEMÉRITO CUERPO DE BOMBEROS DE LA REP. DE PMÁ.	12,817,365	0	0	0	12,817,365
INST. DE METEOROLOGÍA E HIDROLOGÍA DE PANAMÁ	500,000	0	0	0	500,000
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	11,524,911	1,250,000	0	0	12,774,911
UNIVERSIDAD DE PANAMÁ	53,478,991	1,775,579	0	0	55,254,570
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	7,300,000	0	0	0	7,300,000
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	9,923,000	0	0	0	9,923,000
UNIVERSIDAD AUTÓNOMA DE LOS PUEBLOS INDÍGENAS	511,901	0	0	0	511,901
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	46,208,546	2,318,000	0	0	48,526,546
ZONA FRANCA DE BARÚ	200,000	16,275	0	0	216,275

CAPÍTULO II
1.02 AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA

ARTÍCULO 47. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2026:

Ingresos Totales	6,935,993
Menos: Aumento de Reservas	
Ingresos Disponibles	6,935,993
Gastos	6,935,993

ARTÍCULO 48. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

102.0.0.0.0.00.	AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMP.	6,935,993
102.1.0.0.0.00.	INGRESOS CORRIENTES	6,535,993
102.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,535,993
102.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	6,535,993
102.1.2.3.1.00.	GOBIERNO CENTRAL	6,535,993
102.1.2.3.1.08.	Ministerio de Comercio e Industrias	6,535,993
102.2.0.0.0.00.	INGRESOS DE CAPITAL	400,000
102.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	400,000
102.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	400,000
102.2.3.2.1.00.	GOBIERNO CENTRAL	400,000
102.2.3.2.1.08.	Ministerio de Comercio e Industrias	400,000

ARTÍCULO 49. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,672,328
Fomento y Desarrollo	1,863,665
Total del Presupuesto de Funcionamiento	**6,535,993**
Inversión	
Ventanilla Única	400,000
Total del Presupuesto de Inversión	**400,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**6,935,993**

CAPÍTULO III
1.03 AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE

ARTÍCULO 50. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2026:

Ingresos Totales	170,313,589
Menos: Aumento de Reservas	
Ingresos Disponibles	170,313,589
Gastos	170,313,589

ARTÍCULO 51. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

103.0.0.0.0.00.	AUTOR. DEL TRÁNSITO Y TRANSP. TERRESTRE	170,313,589
103.1.0.0.0.00.	INGRESOS CORRIENTES	170,313,589
103.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	170,313,589
103.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	96,154,746
103.1.2.3.1.00.	GOBIERNO CENTRAL	93,477,646
103.1.2.3.1.17.	Ministerio de Gobierno	93,477,646
103.1.2.3.7.00.	SECTOR PRIVADO	2,677,100
103.1.2.3.7.08.	1% Aporte de Aseguradoras	2,677,100
103.1.2.4.0.00.	TASAS Y DERECHOS	16,937,948
103.1.2.4.1.00.	DERECHOS	11,984,948
103.1.2.4.1.55.	Licencia para Conductor	11,984,948
103.1.2.4.2.00.	TASAS	4,953,000
103.1.2.4.2.09.	Revisión de Vehículos	4,953,000
103.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	57,220,895
103.1.2.6.1.00.	OTROS INGRESOS	57,220,895
103.1.2.6.1.14.	Multas de Tránsito	43,895,355
103.1.2.6.1.25.	Colisiones	1,575,540
103.1.2.6.1.99.	Otros Ingresos Varios	11,750,000

ARTÍCULO 52. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	14,054,077
Desarrollo del Transporte y Operación	22,281,652
Tranferencias	23,500,000
Subsidios	18,510,514
Subsidios TMPSA	74,967,132
Total del Presupuesto de Funcionamiento	**153,313,375**
Inversión	
Fortalec. / Tránsito y Transp. Terrest.	17,000,214
Total del Presupuesto de Inversión	**17,000,214**
TOTAL DEL PRESUPUESTO DE GASTOS	**170,313,589**

CAPÍTULO IV
1.06 AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS

ARTÍCULO 53. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2026:

Ingresos Totales	28,300,000
Menos: Aumento de Reservas	
Ingresos Disponibles	28,300,000
Gastos	28,300,000

ARTÍCULO 54. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

106.0.0.0.0.00.	AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	28,300,000
106.1.0.0.0.00.	INGRESOS CORRIENTES	28,300,000
106.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	28,300,000
106.1.2.4.0.00.	TASAS Y DERECHOS	28,100,000
106.1.2.4.2.00.	TASAS	28,100,000
106.1.2.4.2.54.	Transmisión de Anuncios Publicitarios	450,000
106.1.2.4.2.58.	Tasa de Regulación de los Servicios	26,450,000
106.1.2.4.2.68.	Tasa de Portabilidad Numérica	1,200,000
106.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	200,000
106.1.2.6.1.00.	OTROS INGRESOS	200,000
106.1.2.6.1.99.	Otros Ingresos Varios	200,000

ARTÍCULO 55. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,240,518
Regulación de los Servicios Públicos	11,959,482
Total del Presupuesto de Funcionamiento	**25,200,000**
Inversión	
Admón. y Reg. de los Servicios Públicos	3,100,000
Total del Presupuesto de Inversión	**3,100,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**28,300,000**

CAPÍTULO V
1.07 AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS

ARTÍCULO 56. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS para la vigencia fiscal de 2026:

Ingresos Totales	17,102,505
Menos: Aumento de Reservas	
Ingresos Disponibles	17,102,505
Gastos	17,102,505

ARTÍCULO 57. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

107.0.0.0.0.00.	AUTORIDAD NAC. ADMINISTRACIÓN DE TIERRAS	17,102,505
107.1.0.0.0.00.	INGRESOS CORRIENTES	13,802,505
107.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	13,802,505
107.1.2.1.0.00.	RENTA DE ACTIVOS	316,500
107.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	316,500
107.1.2.1.3.10.	Impresos y Formularios	316,500

107.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	11,678,617
107.1.2.3.1.00.	GOBIERNO CENTRAL	11,678,617
107.1.2.3.1.14.	Ministerio de Vivienda y Ordenamiento Territorial	11,678,617
107.1.2.4.0.00.	TASAS Y DERECHOS	1,739,388
107.1.2.4.2.00.	TASAS	1,739,388
107.1.2.4.2.15.	Inspecciones y Avalúos Catastral	1,365,430
107.1.2.4.2.20.	Expedición de Documento	110,600
107.1.2.4.2.21.	Refrendo de Documentos	263,358
107.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	68,000
107.1.2.6.1.00.	OTROS INGRESOS	68,000
107.1.2.6.1.99.	Otros Ingresos Varios	68,000
107.2.0.0.0.00.	INGRESOS DE CAPITAL	3,300,000
107.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	3,300,000
107.2.1.1.0.00.	VENTAS DE ACTIVOS	3,300,000
107.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	3,300,000
107.2.1.1.1.01.	Terrenos	3,300,000

ARTÍCULO 58. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,566,622
Administración de Tierras	8,235,883
Total del Presupuesto de Funcionamiento	**13,802,505**
Inversión	
Programa Nal. de Titulación de Tierra	3,300,000
Total del Presupuesto de Inversión	**3,300,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**17,102,505**

CAPÍTULO VI
1.09 AUTORIDAD NACIONAL DE ADUANAS

ARTÍCULO 59. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia de 2026:

Ingresos Totales	47,103,452
Menos: Aumento de Reservas	
Ingresos Disponibles	47,103,452
Gastos	47,103,452

ARTÍCULO 60. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

109.0.0.0.0.00.	AUTORIDAD NACIONAL DE ADUANAS	47,103,452
109.1.0.0.0.00.	INGRESOS CORRIENTES	40,325,378
109.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	40,325,378
109.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	30,624,178
109.1.2.3.1.00.	GOBIERNO CENTRAL	30,624,178
109.1.2.3.1.16.	Ministerio de Economía y Finanzas	30,624,178

109.1.2.6.0.0.00.	INGRESOS POR FUENTES VARIAS	9,701,200
109.1.2.6.1.00.	OTROS INGRESOS	9,701,200
109.1.2.6.1.99.	Otros Ingresos Varios	9,701,200
109.2.0.0.0.0.00.	INGRESOS DE CAPITAL	6,778,074
109.2.2.0.0.00.	RECURSOS DEL CRÉDITO	6,620,000
109.2.2.2.0.00.	CRÉDITO EXTERNO	6,620,000
109.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTOS	6,620,000
109.2.2.2.1.97.	BID 4517/OC-PN-Aduanas	6,620,000
109.2.4.0.0.00.	SALDO EN CAJA Y BANCO	158,074
109.2.4.1.0.00.	DISPONIBLE EN CAJA Y BANCO	158,074
109.2.4.1.2.00.	INSTITUCIONES DESCENTRALIZADAS	158,074
109.2.4.1.2.01.	Saldo de Capital	158,074

ARTÍCULO 61. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	27,641,404
Operaciones Aduaneras	12,683,974
Total del Presupuesto de Funcionamiento	**40,325,378**
Inversión	
Desarrollo del Sistema Aduanero	158,074
Desarrollo del PILA - ADUANAS/BID 4517	6,620,000
Total del Presupuesto de Inversión	**6,778,074**
TOTAL DEL PRESUPUESTO DE GASTOS	**47,103,452**

CAPÍTULO VII
1.10 CAJA DE SEGURO SOCIAL

ARTÍCULO 62. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2026:

Ingresos Totales	8,211,223,000
Menos: Aumento de Reservas	
Ingresos Disponibles	8,211,223,000
Gastos	8,211,223,000

ARTÍCULO 63. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

110.0.0.0.0.0.00.	CAJA DE SEGURO SOCIAL	8,211,223,000
110.1.0.0.0.0.00.	INGRESOS CORRIENTES	6,802,606,500
110.1.1.0.0.00.	INGRESOS TRIBUTARIOS	4,427,160,100
110.1.1.1.0.00.	IMPUESTOS DIRECTOS	4,427,160,100
110.1.1.1.3.00.	CONSTRIBUCIONES A LA SEGURIDAD SOCIAL	4,427,160,100
110.1.1.1.3.01.	Cuotas S.S. Regular y Especiales	4,110,160,100
110.1.1.1.3.02.	Primas de Seguros-Riesgos Profesionales	317,000,000
110.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,677,925,787
110.1.2.1.0.00.	RENTA DE ACTIVOS	541,687
110.1.2.1.1.00.	ARRENDAMIENTOS	260,000

110.1.2.1.1.04.	De Viviendas	260,000
110.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	281,687
110.1.2.1.4.10.	Prima de Seguros	281,687
110.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,423,846,000
110.1.2.3.1.00.	GOBIERNO CENTRAL	1,423,846,000
110.1.2.3.1.12.	Ministerio de Salud	1,423,846,000
110.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	253,538,100
110.1.2.6.1.00.	OTROS INGRESOS	253,538,100
110.1.2.6.1.01.	Multas, Recargos e Intereses	4,284,000
110.1.2.6.1.10.	Vigencias Expiradas	194,391,700
110.1.2.6.1.24.	Planilla-Prestaciones Fondos Complementario	31,312,000
110.1.2.6.1.99.	Otros Ingresos Varios	23,550,400
110.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	697,520,613
110.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	6,260,190
110.1.3.1.4.00.	INTERMEDIARIOS FINANCIEROS	4,018,980
110.1.3.1.4.01.	De Intermediarios Financieros	4,018,980
110.1.3.1.7.00.	SECTOR PRIVADO	2,241,210
110.1.3.1.7.01.	De Sector Privado	2,241,210
110.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS S/VALORES	687,424,423
110.1.3.2.1.00.	GOBIERNO CENTRAL	460,429,638
110.1.3.2.1.21.	Por Gobierno Central	460,429,638
110.1.3.2.4.00.	INTERMEDIARIOS FINANCIEROS	226,994,785
110.1.3.2.4.01.	De Intermediarios Financieros	226,994,785
110.1.3.3.0.00.	CONTRIBUCIÓN E IMPUESTOS DE FONDO DE PENSIONES	3,836,000
110.1.3.3.1.00.	GOBIERNO CENTRAL	3,836,000
110.1.3.3.1.01.	Caja de Seguro Social (CSS) JUBILADOS	200,000
110.1.3.3.1.03.	Plan de Retiro Anticipado Autofinanciable	2,577,600
110.1.3.3.1.04.	Comisión de Administración del SIACAP	1,058,400
110.2.0.0.0.00.	INGRESOS DE CAPITAL	1,408,616,500
110.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	1,032,879,900
110.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	13,223,900
110.2.1.3.7.00.	SECTOR PRIVADO	13,223,900
110.2.1.3.7.03.	Préstamos Hipotecarios	2,571,410
110.2.1.3.7.05.	Préstamos Personales	10,652,490
110.2.1.4.0.00.	RECUPERACIÓN DE COLOCACIONES	1,019,656,000
110.2.1.4.7.00.	SECTOR PRIVADO	1,019,656,000
110.2.1.4.7.01.	Otras Recuperaciones de Colocaciones	1,019,656,000
110.2.6.0.0.00.	RESERVA	375,736,600
110.2.6.1.0.00.	FONDOS DE RESERVA	375,736,600
110.2.6.1.2.00.	INSTITUCIONES DESCENTRALIZADAS	375,736,600
110.2.6.1.2.01.	Uso de Reservas	375,736,600

ARTÍCULO 64. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Plan de Retiro Anticipado	1,300,000
Administración	199,807,000
Enfermedad y Maternidad	1,896,827,000
Invalidez, Vejez y Muerte	2,930,926,000
Riesgos Profesionales	367,675,000
Fondo Complementario	31,312,000
SIACAP	953,000

Fideicomiso IRHE - INTEL	200,000
Total del Presupuesto de Funcionamiento	**5,429,000,000**
Inversión	
Remod. y Const. de Estaciones. de Salud	158,037,000
Adquisición de Maquinaria y Equipos	147,087,000
Inversiones Financieras	2,477,099,000
Total del Presupuesto de Inversión	**2,782,223,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**8,211,223,000**

CAPÍTULO VIII
1.11 INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD

ARTÍCULO 65. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos del INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2026:

Ingresos Totales	35,333,149
Menos: Aumento de Reservas	
Ingresos Disponibles	35,333,149
Gastos	35,333,149

ARTÍCULO 66. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

111.0.0.0.0.00.	INSTITUTO CONMEMORATIVO GORGAS DE EST. DE LA SALUD	35,333,149
111.1.0.0.0.00.	INGRESOS CORRIENTES	18,008,094
111.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	18,008,094
111.1.2.1.0.00.	RENTA DE ACTIVOS	550,000
111.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	550,000
111.1.2.1.4.21.	Servicios de Laboratorios	550,000
111.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	17,458,094
111.1.2.3.1.00.	GOBIERNO CENTRAL	17,458,094
111.1.2.3.1.12.	Ministerio de Salud	17,458,094
111.2.0.0.0.00.	INGRESOS DE CAPITAL	17,325,055
111.2.2.0.0.00.	RECURSOS DEL CRÉDITO	13,000,000
111.2.2.2.0.00.	CRÉDITO EXTERNO	13,000,000
111.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTOS	13,000,000
111.2.2.2.1.17.	BCIE 2206 - GORGAS	13,000,000
111.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	4,325,055
111.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	4,325,055
111.2.3.2.1.00.	GOBIERNO CENTRAL	4,325,055
111.2.3.2.1.12.	Ministerio de Salud	4,325,055

ARTÍCULO 67. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	6,388,173
Investigación en Salud Pública	11,619,921
Total del Presupuesto de Funcionamiento	**18,008,094**

Inversión	
Const. y Remodelac. de Instalaciones	14,943,052
Investigación	2,382,003
Total del Presupuesto de Inversión	**17,325,055**
TOTAL DEL PRESUPUESTO DE GASTOS	**35,333,149**

CAPÍTULO IX
1.12 CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES

ARTÍCULO 68. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos del CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES para la vigencia fiscal de 2026:

Ingresos Totales	500,000
Menos: Aumento de Reservas	
Ingresos Disponibles	500,000
Gastos	500,000

ARTÍCULO 69. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

112.0.0.0.0.00.	CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES	500,000
112.1.0.0.0.00.	INGRESOS CORRIENTES	500,000
112.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	500,000
112.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	500,000
112.1.2.3.1.00.	GOBIERNO CENTRAL	500,000
112.1.2.3.1.12.	Ministerio de Salud	500,000

ARTÍCULO 70. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos del CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Desarrollo Científico Imág. Moleculares	500,000
Total del Presupuesto de Funcionamiento	**500,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**500,000**

CAPÍTULO X
1.13 SUPERINTENDENCIA DE SUJETOS NO FINANCIEROS

ARTÍCULO 71. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE SUJETOS NO FINANCIEROS para la vigencia fiscal de 2026:

Ingresos Totales	7,690,256
Menos: Aumento de Reservas	
Ingresos Disponibles	7,690,256
Gastos	7,690,256

ARTÍCULO 72. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

113.0.0.0.0.00.	SSNF	7,690,256
113.1.0.0.0.00.	INGRESOS CORRIENTES	6,568,056
113.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,568,056
113.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	6,153,889
113.1.2.3.1.00.	GOBIERNO CENTRAL	6,153,889
113.1.2.3.1.16.	Ministerio de Economía y Finanzas	6,153,889
113.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	414,167
113.1.2.6.1.00.	OTROS INGRESOS	414,167
113.1.2.6.1.01.	Multas, Recargos e Intereses	384,167
113.1.2.6.1.32.	Speed Joyeros y Argento Vivo	30,000
113.2.0.0.0.00.	INGRESOS DE CAPITAL	1,122,200
113.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,122,200
113.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,122,200
113.2.3.2.1.00.	GOBIERNO CENTRAL	1,122,200
113.2.3.2.1.16.	Ministerio de Economía y Finanzas	1,122,200

ARTÍCULO 73. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SUPERINTENDENCIA DE SUJETOS NO FINANCIEROS para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	3,871,857
Supervisión y Regulación	2,696,199
Total del Presupuesto de Funcionamiento	**6,568,056**
Inversión	
Fortalecimiento Institucional	1,122,200
Total del Presupuesto de Inversión	**1,122,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**7,690,256**

CAPÍTULO XI
1.14 AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA

ARTÍCULO 74. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2026:

Ingresos Totales	9,394,724
Menos: Aumento de Reservas	
Ingresos Disponibles	9,394,724
Gastos	9,394,724

ARTÍCULO 75. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

114.0.0.0.0.00.	AUT. DE PROTEC.AL CONSUMIDOR Y DEFENSA DE LA COMPET.	9,394,724
114.1.0.0.0.00.	INGRESOS CORRIENTES	9,294,724

114.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	9,294,724
114.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	9,284,724
114.1.2.3.1.00.	GOBIERNO CENTRAL	9,284,724
114.1.2.3.1.08.	Ministerio de Comercio e Industrias	9,284,724
114.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	10,000
114.1.2.6.1.00.	OTROS INGRESOS	10,000
114.1.2.6.1.38.	Multas por Uso de Bolsas Plásticas	10,000
114.2.0.0.0.00.	INGRESOS DE CAPITAL	100,000
114.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	100,000
114.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	100,000
114.2.3.2.1.00.	GOBIERNO CENTRAL	100,000
114.2.3.2.1.08.	Ministerio de Comercio e Industrias	100,000

ARTÍCULO 76. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,305,907
Libre Competencia	850,097
Protección al Consumidor	3,138,720
Total del Presupuesto de Funcionamiento	**9,294,724**
Inversión	
Programa de Promoción de la Competencia	100,000
Total del Presupuesto de Inversión	**100,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**9,394,724**

CAPÍTULO XII
1.15 CONSEJO DE ADMINISTRACIÓN DEL SIACAP

ARTÍCULO 77. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2026:

Ingresos Totales	1,675,700
Menos: Aumento de Reservas	
Ingresos Disponibles	1,675,700
Gastos	1,675,700

ARTÍCULO 78. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

115.0.0.0.0.00.	CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,675,700
115.1.0.0.0.00.	INGRESOS CORRIENTES	1,675,700
115.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,675,700
115.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,675,700
115.1.2.3.1.00.	GOBIERNO CENTRAL	1,675,700
115.1.2.3.1.16.	Ministerio de Economía y Finanzas	1,675,700

ARTÍCULO 79. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,675,700
Total del Presupuesto de Funcionamiento	**1,675,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,675,700**

CAPÍTULO XIII
1.20 INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS

ARTÍCULO 80. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2026:

Ingresos Totales	500,101,749
Menos: Aumento de Reservas	
Ingresos Disponibles	500,101,749
Gastos	500,101,749

ARTÍCULO 81. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

120.0.0.0.0.00.	IFARHU	500,101,749
120.1.0.0.0.00.	INGRESOS CORRIENTES	202,199,849
120.1.1.0.0.00.	INGRESOS TRIBUTARIOS	184,813,800
120.1.1.1.0.00.	IMPUESTOS DIRECTOS	184,813,800
120.1.1.1.4.00.	SEGURO EDUCATIVO	184,813,800
120.1.1.1.4.99.	Seguro Educativo	184,813,800
120.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	10,386,049
120.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	7,296,049
120.1.2.3.1.00.	GOBIERNO CENTRAL	7,296,049
120.1.2.3.1.07.	Ministerio de Educación	7,296,049
120.1.2.4.0.00.	TASAS Y DERECHOS	2,000,000
120.1.2.4.2.00.	TASAS	2,000,000
120.1.2.4.2.34.	Servicios Administrativos de Cobros y Préstamos	2,000,000
120.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	1,090,000
120.1.2.6.0.01.	Multas, Recargos e Intereses	185,000
120.1.2.6.1.00.	OTROS INGRESOS	905,000
120.1.2.6.1.99.	Otros Ingresos Varios	905,000
120.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	7,000,000
120.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	7,000,000
120.1.3.1.7.00.	SECTOR PRIVADO	7,000,000
120.1.3.1.7.01.	De Sector Privado	7,000,000
120.2.0.0.0.00.	INGRESOS DE CAPITAL	297,901,900
120.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	15,000,000
120.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	15,000,000
120.2.1.3.7.00.	SECTOR PRIVADO	15,000,000
120.2.1.3.7.02.	Préstamos Educativos - Inversión	15,000,000

120.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	282,901,900
120.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	282,901,900
120.2.3.2.1.00.	GOBIERNO CENTRAL	282,901,900
120.2.3.2.1.07.	Ministerio de Educación	282,901,900

ARTÍCULO 82. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuacion se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	15,867,654
Asistencia y Crédito Educativo	1,207,002
Planificación de Recursos Humanos	311,393
Total del Presupuesto de Funcionamiento	**17,386,049**
Inversión	
Crédito Educativo	32,000,000
Construcciones, Mej. y Equipamiento	1,104,000
Becas de Asistencia Educ. y Auxilio Eco.	449,611,700
Total del Presupuesto de Inversión	**482,715,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**500,101,749**

CAPÍTULO XIV
1.21 SECRETARÍA NACIONAL DE DISCAPACIDAD

ARTÍCULO 83. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE DISCAPACIDAD para la vigencia fiscal de 2026:

Ingresos Totales	11,506,895
Menos: Aumento de Reservas	
Ingresos Disponibles	11,506,895
Gastos	11,506,895

ARTÍCULO 84. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

121.0.0.0.0.00.	SENADIS	11,506,895
121.1.0.0.0.00.	INGRESOS CORRIENTES	6,374,993
121.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,374,993
121.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	6,374,993
121.1.2.3.1.00.	GOBIERNO CENTRAL	6,374,993
121.1.2.3.1.21.	Ministerio de Desarrollo Social	6,374,993
121.2.0.0.0.00.	INGRESOS DE CAPITAL	5,131,902
121.2.2.0.0.00.	RECURSOS DEL CRÉDITO	4,653,304
121.2.2.2.0.00.	CRÉDITO EXTERNO	4,653,304
121.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTOS	4,653,304
121.2.2.2.1.54.	BID 5127/OC-PN - SENADIS	4,653,304
121.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	478,598
121.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	478,598
121.2.3.2.1.00.	GOBIERNO CENTRAL	478,598
121.2.3.2.1.21.	Ministerio de Desarrollo Social	478,598

ARTÍCULO 85. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SECRETARÍA NACIONAL DE DISCAPACIDAD para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,089,724
Equiparación de Oportunidades	3,285,269
Total del Presupuesto de Funcionamiento	**6,374,993**
Inversión	
Construcción, Mejoras, Equip. y Cap.	204,098
Equiparación de Oportunidades	274,500
BID 5127/OC-PN-SENADIS	4,653,304
Total del Presupuesto de Inversión	**5,131,902**
TOTAL DEL PRESUPUESTO DE GASTOS	**11,506,895**

CAPÍTULO XV
1.25 INSTITUTO DE INNOVACIÓN AGROPECUARIA

ARTÍCULO 86. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE INNOVACIÓN AGROPECUARIA para la vigencia fiscal de 2026:

Ingresos Totales	31,373,223
Menos: Aumento de Reservas	
Ingresos Disponibles	31,373,223
Gastos	31,373,223

ARTÍCULO 87. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

125.0.0.0.0.00.	INST. DE INNOVACIÓN AGROPECUARIA	31,373,223
125.1.0.0.0.00.	INGRESOS CORRIENTES	15,573,223
125.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	15,573,223
125.1.2.1.0.00.	RENTA DE ACTIVOS	645,401
125.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	645,401
125.1.2.1.3.01.	Productos Agrícolas	645,401
125.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	14,927,822
125.1.2.3.1.00.	GOBIERNO CENTRAL	14,927,822
125.1.2.3.1.10.	Ministerio de Desarrollo Agropecuario	14,927,822
125.2.0.0.0.00.	INGRESOS DE CAPITAL	15,800,000
125.2.2.0.0.00.	RECURSOS DEL CRÉDITO	12,192,140
125.2.2.2.0.00.	CRÉDITO EXTERNO	12,192,140
125.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTOS	12,192,140
125.2.2.2.1.88.	BID 5316/OC/PN - IDIAP	12,192,140
125.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,607,860
125.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,607,860
125.2.3.2.1.00.	GOBIERNO CENTRAL	3,207,860
125.2.3.2.1.10.	Ministerio de Desarrollo Agropecuario	3,207,860
125.2.3.2.8.00.	SECTOR EXTERNO	400,000
125.2.3.2.8.38.	FONTAGRO - IDIAP	400,000

ARTÍCULO 88. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE INNOVACIÓN AGROPECUARIA para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,686,771
Investigaciones Agropecuarias	10,886,452
Total del Presupuesto de Funcionamiento	**15,573,223**
Inversión	
Investigación e Innovación Agropecuaria	1,189,750
Apoyo Invest. e Innovación Agropecuaria	13,248,201
Inv. e Inn. Sistemas Productivos	320,291
Inv. e Inn. Conservación de Recursos	245,300
Inv. e Innovación Agricultura Familiar	74,735
Innovación Institucional	721,723
Total del Presupuesto de Inversión	**15,800,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**31,373,223**

CAPÍTULO XVI
1.26 AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ

ARTÍCULO 89. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ para la vigencia fiscal de 2026:

Ingresos Totales	11,420,020
Menos: Aumento de Reservas	
Ingresos Disponibles	11,420,020
Gastos	11,420,020

ARTÍCULO 90. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

126.0.0.0.0.00.	AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	11,420,020
126.1.0.0.0.00.	INGRESOS CORRIENTES	10,920,020
126.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	10,920,020
126.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	8,150,517
126.1.2.3.1.00.	GOBIERNO CENTRAL	8,150,517
126.1.2.3.1.10.	Ministerio de Desarrollo Agropecuario	8,150,517
126.1.2.4.0.00.	TASAS Y DERECHOS	2,269,503
126.1.2.4.1.00.	DERECHOS	2,269,503
126.1.2.4.1.07.	Licencias para Caza-Pesca y Otras Actividades	2,269,503
126.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	500,000
126.1.2.6.0.99.	Otros Ingresos Varios	500,000
126.2.0.0.0.00.	INGRESOS DE CAPITAL	500,000
126.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	500,000
126.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	500,000
126.2.3.2.1.00.	GOBIERNO CENTRAL	500,000
126.2.3.2.1.10.	Ministerio de Desarrollo Agropecuario	500,000

ARTÍCULO 91. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Admón. de los Recursos Acuáticos	5,189,834
Desarr. y Conserv. Rec. Acuáticos	5,730,186
Total del Presupuesto de Funcionamiento	**10,920,020**
Inversión	
Invest. y Desar. Recursos Acuáticos	500,000
Total del Presupuesto de Inversión	**500,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**11,420,020**

CAPÍTULO XVII
1.27 DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS

ARTÍCULO 92. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2026:

Ingresos Totales	4,335,025
Menos: Aumento de Reservas	
Ingresos Disponibles	4,335,025
Gastos	4,335,025

ARTÍCULO 93. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

127.0.0.0.0.00.	CONTRATACIONES PÚBLICAS	4,335,025
127.1.0.0.0.00.	INGRESOS CORRIENTES	4,335,025
127.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,335,025
127.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,335,025
127.1.2.3.1.00.	GOBIERNO CENTRAL	4,335,025
127.1.2.3.1.16.	Ministerio de Economía y Finanzas	4,335,025

ARTÍCULO 94. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Admón. y Regulac. de las Contrataciones	2,525,248
Admón.y Desarrollo de la Compras Gub.	1,809,777
Total del Presupuesto de Funcionamiento	**4,335,025**
TOTAL DEL PRESUPUESTO DE GASTOS	**4,335,025**

CAPÍTULO XVIII
1.28 TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS

ARTÍCULO 95. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2026:

Ingresos Totales	2,170,426
Menos: Aumento de Reservas	
Ingresos Disponibles	2,170,426
Gastos	2,170,426

ARTÍCULO 96. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

128.0.0.0.0.00.	TRIBUNAL DE CONTRATACIONES PÚBLICAS	2,170,426
128.1.0.0.0.00.	INGRESOS CORRIENTES	2,170,426
128.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,170,426
128.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,170,426
128.1.2.3.1.00.	GOBIERNO CENTRAL	2,170,426
128.1.2.3.1.16.	Ministerio de Economía y Finanzas	2,170,426

ARTÍCULO 97. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,051,034
Operaciones Juridiccionales	1,119,392
Total del Presupuesto de Funcionamiento	**2,170,426**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,170,426**

CAPÍTULO XIX
1.29 AGENCIA PANAMEÑA DE ALIMENTOS

ARTÍCULO 98. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AGENCIA PANAMEÑA DE ALIMENTOS para la vigencia fiscal de 2026:

Ingresos Totales	4,361,322
Menos: Aumento de Reservas	
Ingresos Disponibles	4,361,322
Gastos	4,361,322

ARTÍCULO 99. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

129.0.0.0.0.00.	AGENCIA PANAMEÑA DE ALIMENTOS	4,361,322
129.1.0.0.0.00.	INGRESOS CORRIENTES	4,361,322
129.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,361,322

129.1.2.1.0.00.	RENTA DE ACTIVOS	1,564,674
129.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	1,564,674
129.1.2.1.4.20.	SERVICIOS DE INSPECCIÓN DE ALIMENTOS	1,564,674
129.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,745,561
129.1.2.3.1.00.	GOBIERNO CENTRAL	2,745,561
129.1.2.3.1.12.	Ministerio de Salud	2,745,561
129.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	51,087
129.1.2.6.1.00.	OTROS INGRESOS	51,087
129.1.2.6.1.99.	Otros Ingresos Varios	51,087

ARTÍCULO 100. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AGENCIA PANAMEÑA DE ALIMENTOS para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección General	2,239,051
Gestión y Verificación	2,022,271
Total del Presupuesto de Funcionamiento	**4,261,322**
Inversión	
Sistema Integrado de Trámites	100,000
Total del Presupuesto de Inversión	**100,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**4,361,322**

CAPÍTULO XX
1.31 SISTEMA ESTATAL DE RADIO Y TELEVISIÓN

ARTÍCULO 101. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2026:

Ingresos Totales	20,501,720
Menos: Aumento de Reservas	
Ingresos Disponibles	20,501,720
Gastos	20,501,720

ARTÍCULO 102. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

131.0.0.0.0.00.	SISTEMA DE RADIO Y TELEVISIÓN	20,501,720
131.1.0.0.0.00.	INGRESOS CORRIENTES	19,518,700
131.1.1.0.0.00.	INGRESOS TRIBUTARIOS	19,118,700
131.1.1.1.0.00.	IMPUESTOS DIRECTOS	19,118,700
131.1.1.1.4.00.	SEGURO EDUCATIVO	19,118,700
131.1.1.1.4.99.	Seguro Educativo	19,118,700
131.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	400,000
131.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	400,000
131.1.2.6.0.98.	Otros servicios de Autogestión	400,000
131.2.0.0.0.00.	INGRESOS DE CAPITAL	983,020
131.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	983,020
131.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	983,020
131.2.3.2.1.00.	GOBIERNO CENTRAL	983,020

131.2.3.2.1.07.	Ministerio de Educación	983,020

ARTÍCULO 103. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	9,453,269
Operaciones de Radio y Televisión	8,690,631
Total del Presupuesto de Funcionamiento	**18,143,900**
Inversión	
Modernización de Radio y Telev. Estatal	2,357,820
Total del Presupuesto de Inversión	**2,357,820**
TOTAL DEL PRESUPUESTO DE GASTOS	**20,501,720**

CAPÍTULO XXI
1.32 SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN

ARTÍCULO 104. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN para la vigencia fiscal de 2026:

Ingresos Totales	67,914,218
Menos: Aumento de Reservas	
Ingresos Disponibles	67,914,218
Gastos	67,914,218

ARTÍCULO 105. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

132.0.0.0.0.00.	SECRETARÍA NACIONAL DE CIENCIA, TECNOLOG. E INN.	67,914,218
132.1.0.0.0.00.	INGRESOS CORRIENTES	10,740,912
132.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	10,740,912
132.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	10,740,912
132.1.2.3.1.00.	GOBIERNO CENTRAL	10,740,912
132.1.2.3.1.07.	Ministerio de Educación	10,740,912
132.2.0.0.0.00.	INGRESOS DE CAPITAL	57,173,306
132.2.2.0.0.00.	RECURSOS DEL CRÉDITO	13,000,000
132.2.2.2.0.00.	CRÉDITO EXTERNO	13,000,000
132.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTOS	13,000,000
132.2.2.2.1.51.	BID 2024 - SENACYT	5,000,000
132.2.2.2.1.52.	CAF 2024 - SENACYT	8,000,000
132.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	44,173,306
132.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	44,173,306
132.2.3.2.1.00.	GOBIERNO CENTRAL	44,173,306
132.2.3.2.1.07.	Ministerio de Educación	44,173,306

ARTÍCULO 106. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Des. de la Ciencia, Tecno. e Innovación	10,740,912
Total del Presupuesto de Funcionamiento	**10,740,912**
Inversión	
Ciencia y Tecnología	57,173,306
Total del Presupuesto de Inversión	**57,173,306**
TOTAL DEL PRESUPUESTO DE GASTOS	**67,914,218**

CAPÍTULO XXII
1.34 SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA

ARTÍCULO 107. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA para la .vigencia fiscal de 2026:

Ingresos Totales	8,630,326
Menos: Aumento de Reservas	
Ingresos Disponibles	8,630,326
Gastos	8,630,326

ARTÍCULO 108. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

134.0.0.0.0.00.	SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	8,630,326
134.1.0.0.0.00.	INGRESOS CORRIENTES	8,465,563
134.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,465,563
134.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	8,465,563
134.1.2.3.1.00.	GOBIERNO CENTRAL	8,465,563
134.1.2.3.1.21.	Ministerio de Desarrollo Social	8,465,563
134.2.0.0.0.00.	INGRESOS DE CAPITAL	164,763
134.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	164,763
134.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	164,763
134.2.3.2.1.00.	GOBIERNO CENTRAL	164,763
134.2.3.2.1.21.	Ministerio de Desarrollo Social	164,763

ARTÍCULO 109. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,482,792
Prot. y Prom. Integral de Niñez y Adole.	3,982,771
Total del Presupuesto de Funcionamiento	**8,465,563**
Inversión	
Sistema de Protección Integral de Niñez	117,217
Impl. Derechos Niñez, Adolesc. y Familia	25,475
Fortalecimiento institucional	22,071
Total del Presupuesto de Inversión	**164,763**
TOTAL DEL PRESUPUESTO DE GASTOS	**8,630,326**

CAPÍTULO XXIII
1.35 INSTITUTO PANAMEÑO DE DEPORTES

ARTÍCULO 110. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2026:

Ingresos Totales	160,080,159
Menos: Aumento de Reservas	
Ingresos Disponibles	160,080,159
Gastos	160,080,159

ARTÍCULO 111. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

135.0.0.0.0.00.	INSTITUTO PANAMEÑO DE DEPORTES	160,080,159
135.1.0.0.0.00.	INGRESOS CORRIENTES	57,177,136
135.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	57,177,136
135.1.2.1.0.00.	RENTA DE ACTIVOS	408,000
135.1.2.1.1.00.	ARRENDAMIENTOS	408,000
135.1.2.1.1.01.	Edificios y Locales	408,000
135.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	56,738,136
135.1.2.3.1.00.	GOBIERNO CENTRAL	56,738,136
135.1.2.3.1.07.	Ministerio de Educación	56,738,136
135.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	31,000
135.1.2.6.0.99.	Otros Ingresos Varios	31,000
135.2.0.0.0.00.	INGRESOS DE CAPITAL	102,903,023
135.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	102,903,023
135.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	102,903,023
135.2.3.2.1.00.	GOBIERNO CENTRAL	102,903,023
135.2.3.2.1.07.	Ministerio de Educación	102,903,023

ARTÍCULO 112. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	15,121,491
Fomento y Promoción del Deporte	35,374,554
Diseño Const. y Mant. de Obras e Inst.	6,420,491
Transferencias Varias	260,600
Total del Presupuesto de Funcionamiento	**57,177,136**
Inversión	
Construcciones y Mejoras	84,313,000
Desarrollo Social	14,500,000
Fortalecimiento	4,090,023
Total del Presupuesto de Inversión	**102,903,023**
TOTAL DEL PRESUPUESTO DE GASTOS	**160,080,159**

CAPÍTULO XXIV
1.37 INSTITUTO NAL. DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO

ARTÍCULO 113. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2026:

Ingresos Totales	123,355,143
Menos: Aumento de Reservas	
Ingresos Disponibles	123,355,143
Gastos	123,355,143

ARTÍCULO 114. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

137.0.0.0.0.00.	INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAP.	123,355,143
137.1.0.0.0.00.	INGRESOS CORRIENTES	68,274,443
137.1.1.0.0.00.	INGRESOS TRIBUTARIOS	66,149,200
137.1.1.1.0.00.	IMPUESTOS DIRECTOS	66,149,200
137.1.1.1.4.00.	SEGURO EDUCATIVO	66,149,200
137.1.1.1.4.99.	Seguro Educativo	66,149,200
137.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,125,243
137.1.2.1.0.00.	RENTA DE ACTIVOS	80,000
137.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	80,000
137.1.2.1.3.09.	Talleres Artesanales	80,000
137.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,995,289
137.1.2.3.1.00.	GOBIERNO CENTRAL	1,995,289
137.1.2.3.1.13.	Ministerio de Trabajo y Desarrollo Laboral	1,995,289
137.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	49,954
137.1.2.6.0.99.	Otros Ingresos Varios	49,954
137.2.0.0.0.00.	INGRESOS DE CAPITAL	55,080,700
137.2.2.0.0.00.	RECURSOS DEL CRÉDITO	15,000,000
137.2.2.2.0.00.	CRÉDITO EXTERNO	15,000,000
137.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTOS	15,000,000
137.2.2.2.1.69.	CAF - INADEH	15,000,000
137.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	40,080,700
137.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	40,080,700
137.2.3.2.1.00.	GOBIERNO CENTRAL	40,080,700
137.2.3.2.1.13.	Ministerio de Trabajo y Desarrollo Laboral	40,080,700

ARTÍCULO 115. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,431,720
Formación de Recursos Humanos	7,923,423
Total del Presupuesto de Funcionamiento	**21,355,143**
Inversión	
Construcciones y Mejoras a Obras	31,849,368

Equipamiento de Centros y Subcentros	23,273,285
Granjas Sostenibles	386,956
Sistema de Formación Profesional - Dual	4,779,700
Formación y Capacitación Desarrollo H.	17,485,028
Fortalecimiento Institucional	24,225,663
Total del Presupuesto de Inversión	**102,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**123,355,143**

CAPÍTULO XXV
1.39 INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO

ARTÍCULO 116. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO para la vigencia fiscal de 2026:

Ingresos Totales	27,836,201
Menos: Aumento de Reservas	
Ingresos Disponibles	27,836,201
Gastos	27,836,201

ARTÍCULO 117. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

139.0.0.0.0.00.	INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO	27,836,201
139.1.0.0.0.00.	INGRESOS CORRIENTES	13,847,434
139.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	13,847,434
139.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	13,437,018
139.1.2.3.1.00.	GOBIERNO CENTRAL	13,437,018
139.1.2.3.1.07.	Ministerio de Educación	13,437,018
139.1.2.4.0.00.	TASAS Y DERECHOS	335,416
139.1.2.4.1.00.	DERECHOS	335,416
139.1.2.4.1.24.	Matrícula y Laboratorio	335,416
139.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	75,000
139.1.2.6.1.00.	OTROS INGRESOS	75,000
139.1.2.6.1.99.	Otros Ingresos Varios	75,000
139.2.0.0.0.00.	INGRESOS DE CAPITAL	13,988,767
139.2.2.0.0.00.	RECURSOS DEL CRÉDITO	4,000,000
139.2.2.2.0.00.	CRÉDITO EXTERNO	4,000,000
139.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTOS	4,000,000
139.2.2.2.1.36.	BID 4689/OC-PN -ITSE	2,000,000
139.2.2.2.1.53.	CAF 2024 -ITSE	2,000,000
139.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	9,988,767
139.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	9,988,767
139.2.3.2.1.00.	GOBIERNO CENTRAL	9,988,767
139.2.3.2.1.07.	Ministerio de Educación	9,988,767

ARTÍCULO 118. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,802,144

Educación Técnica Superior	6,045,290
Total del Presupuesto de Funcionamiento	**13,847,434**
Inversión	
Suministros y Equipamiento	1,000,000
Oferta Educativa y Gestión Académica	6,602,255
Investigación y Transferencia Tecnolog	6,386,512
Total del Presupuesto de Inversión	**13,988,767**
TOTAL DEL PRESUPUESTO DE GASTOS	**27,836,201**

CAPÍTULO XXVI
1.40 INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL

ARTÍCULO 119. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2026:

Ingresos Totales	80,102,077
Menos: Aumento de Reservas	
Ingresos Disponibles	80,102,077
Gastos	80,102,077

ARTÍCULO 120. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

140.0.0.0.0.00.	INST. PANAMEÑO DE HABILITACIÓN ESPECIAL	80,102,077
140.1.0.0.0.00.	INGRESOS CORRIENTES	77,458,277
140.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	77,458,277
140.1.2.1.0.00.	RENTA DE ACTIVOS	415,418
140.1.2.1.1.00.	ARRENDAMIENTOS	12,000
140.1.2.1.1.99.	Otros Arrendamientos, No Especificado en Otra Categoría	12,000
140.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	402,418
140.1.2.1.3.09.	Talleres Artesanales	393,718
140.1.2.1.3.99.	Venta de Otros Bienes	8,700
140.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	1,000
140.1.2.1.4.07.	Servicio Público Área del Canal	1,000
140.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	76,348,449
140.1.2.3.1.00.	GOBIERNO CENTRAL	76,348,449
140.1.2.3.1.07.	Ministerio de Educación	76,348,449
140.1.2.4.0.00.	TASAS Y DERECHOS	352,700
140.1.2.4.1.00.	DERECHOS	12,700
140.1.2.4.1.33.	Servicio de Guardería	12,700
140.1.2.4.2.00.	TASAS	340,000
140.1.2.4.2.34.	Servicios Administrativos de Cobros y Préstamos	340,000
140.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	341,710
140.1.2.6.1.00.	OTROS INGRESOS	341,710
140.1.2.6.1.99.	Otros Ingresos Varios	341,710
140.2.0.0.0.00.	INGRESOS DE CAPITAL	2,643,800
140.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,643,800
140.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,643,800
140.2.3.2.1.00.	GOBIERNO CENTRAL	2,643,800
140.2.3.2.1.07.	Ministerio de Educación	2,643,800

ARTÍCULO 121. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	9,901,990
Servicios de Habilitación	59,559,783
Servicio de Apoyo	5,815,486
Producción y Capacitación Laboral	926,970
Transferencias Varias	1,254,048
Total del Presupuesto de Funcionamiento	**77,458,277**
Inversión	
Construcciones y Reparaciones	1,843,800
Suministros y Equipamiento	800,000
Total del Presupuesto de Inversión	**2,643,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**80,102,077**

CAPÍTULO XXVII
1.41 AUTORIDAD DE PASAPORTES DE PANAMÁ

ARTÍCULO 122. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de de ingresos y gastos de la AUTORIDAD DE PASAPORTES DE PANAMÁ para la vigencia fiscal de 2026:

Ingresos Totales	12,387,474
Menos: Aumento de Reservas	
Ingresos Disponibles	12,387,474
Gastos	12,387,474

ARTÍCULO 123. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

141.0.0.0.0.00.	PASAPORTES	12,387,474
141.1.0.0.0.00.	INGRESOS CORRIENTES	3,737,474
141.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,737,474
141.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,737,474
141.1.2.3.1.00.	GOBIERNO CENTRAL	3,737,474
141.1.2.3.1.17.	Ministerio de Gobierno	3,737,474
141.2.0.0.0.00.	INGRESOS DE CAPITAL	8,650,000
141.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	8,650,000
141.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	8,650,000
141.2.3.2.1.00.	GOBIERNO CENTRAL	8,650,000
141.2.3.2.1.17.	Ministerio de Gobierno	8,650,000

ARTÍCULO 124. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de de gastos de la AUTORIDAD DE PASAPORTES DE PANAMÁ para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,155,214

Expedición y Autorización de Pasaporte	582,260
Total del Presupuesto de Funcionamiento	**3,737,474**
Inversión	
Modernización y Act. del Pasaporte	8,650,000
Total del Presupuesto de Inversión	**8,650,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**12,387,474**

CAPÍTULO XXVIII
1.42 INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO

ARTÍCULO 125. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO para la vigencia fiscal de 2026:

Ingresos Totales	17,455,200
Menos: Aumento de Reservas	
Ingresos Disponibles	17,455,200
Gastos	17,455,200

ARTÍCULO 126. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

142.0.0.0.0.00.	INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	17,455,200
142.1.0.0.0.00.	INGRESOS CORRIENTES	17,455,200
142.1.1.0.0.00.	INGRESOS TRIBUTARIOS	15,932,200
142.1.1.1.0.00.	IMPUESTOS DIRECTOS	15,932,200
142.1.1.1.4.00.	SEGURO EDUCATIVO	15,932,200
142.1.1.1.4.99.	Seguro Educativo	15,932,200
142.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,523,000
142.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,500,000
142.1.2.3.7.00.	SECTOR PRIVADO	1,500,000
142.1.2.3.7.01.	5% Aporte de las Cooperativas	1,500,000
142.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	23,000
142.1.2.6.1.00.	OTROS INGRESOS	23,000
142.1.2.6.1.99.	Otros Ingresos Varios	23,000

ARTÍCULO 127. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO PANAMEÑO AUTONÓMO COOPERATIVO para vigencia la fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	162,068
Dirección y Administración General S.E.	7,206,562
Promoción y Fortalecimiento	235,775
Promoción y Fortalecimiento S.E.	8,385,638
Total del Presupuesto de Funcionamiento	**15,990,043**
Inversión	
Equipamento	1,115,157
Adquisición de Activos	350,000
Total del Presupuesto de Inversión	**1,465,157**
TOTAL DEL PRESUPUESTO DE GASTOS	**17,455,200**

CAPÍTULO XXIX
1.45 AUTORIDAD DE TURISMO DE PANAMÁ

ARTÍCULO 128. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE TURISMO DE PANAMÁ para vigencia la fiscal de 2026:

Ingresos Totales	36,774,474
Menos: Aumento de Reservas	
Ingresos Disponibles	36,774,474
Gastos	36,774,474

ARTÍCULO 129. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

145.0.0.0.0.00.	AUTORIDAD DE TURISMO DE PANAMÁ	36,774,474
145.1.0.0.0.00.	INGRESOS CORRIENTES	24,996,220
145.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	24,996,220
145.1.2.1.0.00.	RENTA DE ACTIVOS	1,100,000
145.1.2.1.1.00.	ARRENDAMIENTOS	1,100,000
145.1.2.1.1.01.	Edificios y Locales	1,100,000
145.1.2.4.0.00.	TASAS Y DERECHOS	23,571,220
145.1.2.4.2.00.	TASAS	23,571,220
145.1.2.4.2.24.	Tasa de Servicio Aeroportuario (25%)	23,571,220
145.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	325,000
145.1.2.6.1.00.	OTROS INGRESOS	325,000
145.1.2.6.1.99.	Otros Ingresos Varios	325,000
145.2.0.0.0.00.	INGRESOS DE CAPITAL	11,778,254
145.2.2.0.0.00.	RECURSOS DEL CRÉDITO	5,000,000
145.2.2.2.0.00.	CRÉDITO EXTERNO	5,000,000
145.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTOS	5,000,000
145.2.2.2.1.46.	BID 4944/OC-PN - ATP	5,000,000
145.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	6,778,254
145.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	6,778,254
145.2.3.2.1.00.	GOBIERNO CENTRAL	6,778,254
145.2.3.2.1.08.	Ministerio de Comercio e Industrias	6,778,254

ARTÍCULO 130. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE TURISMO DE PANAMÁ para vigencia la fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	6,285,084
Fomento del Turismo	2,730,881
Transferencias Varias	6,403,000
Total del Presupuesto de Funcionamiento	**15,418,965**
Inversión	
Promoción Turística	15,778,254
Integración de las Ciudades Voc. T.	5,577,255
Total del Presupuesto de Inversión	**21,355,509**
TOTAL DEL PRESUPUESTO DE GASTOS	**36,774,474**

CAPÍTULO XXX
1.46 AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL

ARTÍCULO 131. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL para la vigencia fiscal de 2026:

Ingresos Totales	28,593,280
Menos: Aumento de Reservas	
Ingresos Disponibles	28,593,280
Gastos	28,593,280

ARTÍCULO 132. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

146.0.0.0.0.00.	INNOVACIÓN	28,593,280
146.1.0.0.0.00.	INGRESOS CORRIENTES	4,911,280
146.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,911,280
146.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,911,280
146.1.2.3.1.00.	GOBIERNO CENTRAL	4,911,280
146.1.2.3.1.16.	Ministerio de Economía y Finanzas	4,911,280
146.2.0.0.0.00.	INGRESOS DE CAPITAL	23,682,000
146.2.2.0.0.00.	RECURSOS DEL CRÉDITO	11,600,000
146.2.2.2.0.00.	CRÉDITO EXTERNO	11,600,000
146.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTOS	11,600,000
146.2.2.2.1.19.	BID 5501/OC-PN - AIG	11,600,000
146.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	12,082,000
146.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	12,082,000
146.2.3.2.1.00.	GOBIERNO CENTRAL	12,082,000
146.2.3.2.1.16.	Ministerio de Economía y Finanzas	12,082,000

ARTÍCULO 133. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	2,797,965
Modernización de la Gestión Pública	2,113,315
Total del Presupuesto de Funcionamiento	**4,911,280**
Inversión	
Mejoras, Instalación y Equipamento	23,682,000
Total del Presupuesto de Inversión	**23,682,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**28,593,280**

CAPÍTULO XXXI
1.47 AUTORIDAD NACIONAL DE DESCENTRALIZACIÓN

ARTÍCULO 134. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE DESCENTRALIZACIÓN para la vigencia fiscal de 2026:

Ingresos Totales	197,478,085
Menos: Aumento de Reservas	
Ingresos Disponibles	197,478,085
Gastos	197,478,085

ARTÍCULO 135. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

147.0.0.0.0.00.	AUTORIDAD NACIONAL DE DESCENTRALIZACIÓN	197,478,085
147.1.0.0.0.00.	INGRESOS CORRIENTES	48,864,710
147.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	48,864,710
147.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	48,864,710
147.1.2.3.1.00.	GOBIERNO CENTRAL	48,864,710
147.1.2.3.1.17.	Ministerio de Gobierno	48,864,710
147.2.0.0.0.00.	INGRESOS DE CAPITAL	148,613,375
147.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	148,613,375
147.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	148,613,375
147.2.3.2.1.00.	GOBIERNO CENTRAL	148,613,375
147.2.3.2.1.17.	Ministerio de Gobierno	148,613,375

ARTÍCULO 136. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE DESCENTRALIZACIÓN para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	8,031,303
Administración Descentralizada	40,833,407
Total del Presupuesto de Funcionamiento	**48,864,710**
Inversión	
Inver. Obras Púb. y Serv. Municipales	86,130,000
Transferencia IBI Inversión	62,382,875
Suministro y Equipamiento	100,500
Total del Presupuesto de Inversión	**148,613,375**
TOTAL DEL PRESUPUESTO DE GASTOS	**197,478,085**

CAPÍTULO XXXII
1.48 REGISTRO PÚBLICO DE PANAMÁ

ARTÍCULO 137. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2026:

Ingresos Totales	65,157,812
Menos: Aumento de Reservas	
Ingresos Disponibles	65,157,812
Gastos	65,157,812

ARTÍCULO 138. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

148.0.0.0.0.00.	REGISTRO PÚBLICO DE PANAMÁ	65,157,812

148.1.0.0.0.00.	INGRESOS CORRIENTES	65,157,812
148.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	65,157,812
148.1.2.4.0.00.	TASAS Y DERECHOS	61,412,164
148.1.2.4.1.00.	DERECHOS	61,412,164
148.1.2.4.1.58.	Derecho de Registro	49,248,276
148.1.2.4.1.59.	Derecho de Certificación	8,149,860
148.1.2.4.1.60.	Derecho de Calificación	4,014,028
148.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	3,745,648
148.1.2.6.1.00.	OTROS INGRESOS	3,745,648
148.1.2.6.1.99.	Otros Ingresos Varios	3,745,648

ARTÍCULO 139. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	8,308,172
Operaciones de Registro Público	6,441,710
Archivos Nacionales	1,025,023
Tansferencias Varias	43,800,000
Total del Presupuesto de Funcionamiento	**59,574,905**
Inversión	
Edificaciones	50,000
Equipo de Informática	5,325,312
Estudio, Restauración y Conservación	207,595
Total del Presupuesto de Inversión	**5,582,907**
TOTAL DEL PRESUPUESTO DE GASTOS	**65,157,812**

CAPÍTULO XXXIII
1.50 AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN

ARTÍCULO 140. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN para la vigencia fiscal de 2026:

Ingresos Totales	2,840,820
Menos: Aumento de Reservas	
Ingresos Disponibles	2,840,820
Gastos	2,840,820

ARTÍCULO 141. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

150.0.0.0.0.00.	AUTORIDAD NAL. DE TRANSPARENCIA Y ACCESO A LA INF.	2,840,820
150.1.0.0.0.00.	INGRESOS CORRIENTES	2,840,820
150.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,840,820
150.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,840,820
150.1.2.3.1.00.	GOBIERNO CENTRAL	2,840,820
150.1.2.3.1.16.	Ministerio de Economía y Finanzas	2,840,820

ARTÍCULO 142. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,840,820
Total del Presupuesto de Funcionamiento	**2,840,820**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,840,820**

CAPÍTULO XXXIV
1.51 BENEMÉRITO CUERPO DE BOMBEROS DE LA REPÚBLICA DE PANAMÁ

ARTÍCULO 143. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del BENEMÉRITO CUERPO DE BOMBEROS DE LA REPÚBLICA DE PANAMÁ para la vigencia fiscal de 2026:

Ingresos Totales	76,584,772
Menos: Aumento de Reservas	
Ingresos Disponibles	76,584,772
Gastos	76,584,772

ARTÍCULO 144. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

151.0.0.0.0.00.	BOMBEROS	76,584,772
151.1.0.0.0.00.	INGRESOS CORRIENTES	63,767,407
151.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	59,767,407
151.1.2.1.0.00.	RENTA DE ACTIVOS	50,000
151.1.2.1.1.00.	ARRENDAMIENTOS	50,000
151.1.2.1.1.02.	De Lotes y Tierras	50,000
151.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	45,185,142
151.1.2.3.1.00.	GOBIERNO CENTRAL	45,185,142
151.1.2.3.1.16.	Ministerio de Economía y Finanzas	6,256,133
151.1.2.3.1.17.	Ministerio de Gobierno	38,929,009
151.1.2.4.0.00.	TASAS Y DERECHOS	14,402,265
151.1.2.4.2.00.	TASAS	14,402,265
151.1.2.4.2.81.	Tarifa de Cobro de Zonas Regionales y Panamá Bomberos	14,402,265
151.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	130,000
151.1.2.6.0.99.	Otros Ingresos Varios	130,000
151.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	4,000,000
151.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS S/VALORES	4,000,000
151.1.3.2.4.00.	INTERMEDIARIOS FINANCIEROS	4,000,000
151.1.3.2.4.51.	Intereses Fideicomiso - Bomberos	4,000,000
151.2.0.0.0.00.	INGRESOS DE CAPITAL	12,817,365
151.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	12,817,365
151.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	12,817,365
151.2.3.2.1.00.	GOBIERNO CENTRAL	12,817,365
151.2.3.2.1.16.	Ministerio de Economía y Finanzas	12,817,365

ARTÍCULO 145. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BENEMÉRITO CUERPO DE BOMBEROS DE LA REPÚBLICA DE PANAMÁ para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	33,418,208
Prevención, Protección y Salvamento	30,349,199
Total del Presupuesto de Funcionamiento	**63,767,407**
Inversión	
Fortalecimiento Institucional	9,582,365
Construcción y Rehabilitación	3,235,000
Total del Presupuesto de Inversión	**12,817,365**
TOTAL DEL PRESUPUESTO DE GASTOS	**76,584,772**

CAPÍTULO XXXV
1.52 AUTORIDAD PARA LA ATRACCIÓN DE INVERSIONES Y LA PROMOCIÓN DE EXPORTACIONES DE PANAMÁ

ARTÍCULO 146. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD PARA LA ATRACCIÓN DE INVERSIONES Y LA PROMOCIÓN DE EXPORTACIONES DE PANAMÁ para la vigencia fiscal de 2026:

Ingresos Totales	1,485,737
Menos: Aumento de Reservas	
Ingresos Disponibles	1,485,737
Gastos	1,485,737

ARTÍCULO 147. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

152.0.0.0.0.00.	PROPANAMA	1,485,737
152.1.0.0.0.00.	INGRESOS CORRIENTES	1,485,737
152.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,485,737
152.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,485,737
152.1.2.3.1.00.	GOBIERNO CENTRAL	1,485,737
152.1.2.3.1.08.	Ministerio de Comercio e Industrias	1,485,737

ARTÍCULO 148. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD PARA LA ATRACCIÓN DE INVERSIONES Y LA PROMOCIÓN para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Admon. General	1,485,737
Total del Presupuesto de Funcionamiento	**1,485,737**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,485,737**

CAPÍTULO XXXVI
1.53 INSTITUTO DE METEOROLOGÍA E HIDROLOGÍA DE PANAMÁ ING. OVIGILDO HERRERA

ARTÍCULO 149. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE METEOROLOGÍA E HIDROLOGÍA DE PANAMÁ ING. OVIGILDO HERRERA para la vigencia fiscal de 2026:

Ingresos Totales	7,676,485
Menos: Aumento de Reservas	
Ingresos Disponibles	7,676,485
Gastos	7,676,485

ARTÍCULO 150. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

153.0.0.0.0.00.	INSTITUTO DE METEOROLOGÍA DE PANAMÁ	7,676,485
153.1.0.0.0.00.	INGRESOS CORRIENTES	7,676,485
153.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	7,676,485
153.1.2.1.0.00.	RENTA DE ACTIVOS	20,000
153.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	20,000
153.1.2.1.4.24.	Servicio de Almacenaje	20,000
153.1.2.4.0.00.	TASAS Y DERECHOS	7,656,485
153.1.2.4.2.00.	TASAS	7,656,485
153.1.2.4.2.65.	Peaje por Transmisión de Energía	7,656,485

ARTÍCULO 151. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE METEOROLOGÍA E HIDROLOGÍA DE PANAMÁ ING. OVIGILDO HERRERA para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Meteorología e Hidrología de Panamá	7,176,485
Total del Presupuesto de Funcionamiento	**7,176,485**
Inversión	
Hidrometeorología	500,000
Total del Presupuesto de Inversión	**500,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**7,676,485**

CAPÍTULO XXXVII
1.54 SECRETARÍA NAC. DE POLÍTICAS Y DESARROLLO PARA LOS AFROPANAMEÑOS

ARTÍCULO 152. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SECRETARÍA NAC. DE POLÍTICAS Y DESARROLLO PARA LOS AFROPANAMEÑOS para la vigencia fiscal de 2026:

Ingresos Totales	994,555
Menos: Aumento de Reservas	
Ingresos Disponibles	994,555
Gastos	994,555

ARTÍCULO 153. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

154.0.0.0.0.00.	SENADAP	994,555
154.1.0.0.0.00.	INGRESOS CORRIENTES	994,555
154.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	994,555
154.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	994,555
154.1.2.3.1.00.	GOBIERNO CENTRAL	994,555
154.1.2.3.1.21.	Ministerio de Desarrollo Social	994,555

ARTÍCULO 154. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SECRETARÍA NAC. DE POLÍTICAS Y DESARROLLO PARA LOS AFROPANAMEÑOS para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	994,555
Total del Presupuesto de Funcionamiento	**994,555**
TOTAL DEL PRESUPUESTO DE GASTOS	**994,555**

CAPÍTULO XXXVIII
1.87 UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ

ARTÍCULO 155. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2026:

Ingresos Totales	80,724,911
Menos: Aumento de Reservas	
Ingresos Disponibles	80,724,911
Gastos	80,724,911

ARTÍCULO 156. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

187.0.0.0.0.00.	UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	80,724,911
187.1.0.0.0.00.	INGRESOS CORRIENTES	69,200,000
187.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	69,200,000
187.1.2.1.0.00.	RENTA DE ACTIVOS	350,000
187.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	350,000
187.1.2.1.3.10.	Impresos y Formularios	200,000
187.1.2.1.3.12.	Productos Procesados	150,000
187.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	62,152,186
187.1.2.3.1.00.	GOBIERNO CENTRAL	62,152,186
187.1.2.3.1.07.	Ministerio de Educación	62,152,186
187.1.2.4.0.00.	TASAS Y DERECHOS	6,487,814
187.1.2.4.1.00.	DERECHOS	6,344,014
187.1.2.4.1.23.	Bienestar Estudiantil	75,000
187.1.2.4.1.24.	Matrícula y Laboratorio	6,219,014
187.1.2.4.1.98.	Otros Derechos de Gestión Institucional	50,000
187.1.2.4.2.00.	TASAS	143,800

187.1.2.4.2.23.	Expedición de Carnets	70,000
187.1.2.4.2.26.	Certificados y Diplomas	73,800
187.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	210,000
187.1.2.6.1.00.	OTROS INGRESOS	210,000
187.1.2.6.1.98.	Otros Ingresos de Autogestión	10,000
187.1.2.6.1.99.	Otros Ingresos Varios	200,000
187.2.0.0.0.00.	INGRESOS DE CAPITAL	11,524,911
187.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	11,524,911
187.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	11,524,911
187.2.3.2.1.00.	GOBIERNO CENTRAL	11,524,911
187.2.3.2.1.07.	Ministerio de Educación	11,524,911

ARTÍCULO 157. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	24,982,321
Educación Superior	43,394,154
Investigación	823,525
Total del Presupuesto de Funcionamiento	**69,200,000**
Inversión	
Construcción y Rehabilitación	9,639,911
Equipamiento	300,000
Investigación	1,585,000
Total del Presupuesto de Inversión	**11,524,911**
TOTAL DEL PRESUPUESTO DE GASTOS	**80,724,911**

CAPÍTULO XXXIX
1.90 UNIVERSIDAD DE PANAMÁ

ARTÍCULO 158. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2026:

Ingresos Totales	350,945,118
Menos: Aumento de Reservas	
Ingresos Disponibles	350,945,118
Gastos	350,945,118

ARTÍCULO 159. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

190.0.0.0.0.00.	UNIVERSIDAD DE PANAMÁ	350,945,118
190.1.0.0.0.00.	INGRESOS CORRIENTES	297,466,127
190.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	297,466,127
190.1.2.1.0.00.	RENTA DE ACTIVOS	7,000,100
190.1.2.1.1.00.	ARRENDAMIENTOS	400,000
190.1.2.1.1.01.	Edificios y Locales	400,000
190.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	2,700,100
190.1.2.1.3.10.	Impresos y Formularios	100

190.1.2.1.3.12.	Productos Procesados	700,000
190.1.2.1.3.98.	Otros servicios de Autogestión	2,000,000
190.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	3,900,000
190.1.2.1.4.99.	Otros Servicios Varios	3,900,000
190.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	270,809,616
190.1.2.3.1.00.	GOBIERNO CENTRAL	270,809,616
190.1.2.3.1.07.	Ministerio de Educación	270,809,616
190.1.2.4.0.00.	TASAS Y DERECHOS	18,776,411
190.1.2.4.1.00.	DERECHOS	18,246,411
190.1.2.4.1.23.	Bienestar Estudiantil	100,000
190.1.2.4.1.24.	Matrícula y Laboratorio	2,860,790
190.1.2.4.1.98.	Otros Derechos de Gestión Institucional	15,285,621
190.1.2.4.2.00.	TASAS	530,000
190.1.2.4.2.23.	Expedición de Carnets	30,000
190.1.2.4.2.26.	Certificados y Diplomas	400,000
190.1.2.4.2.28.	Reválida de Títulos	100,000
190.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	880,000
190.1.2.6.0.98.	Otros servicios de Autogestión	800,000
190.1.2.6.1.00.	OTROS INGRESOS	80,000
190.1.2.6.1.99.	Otros Ingresos Varios	80,000
190.2.0.0.0.00.	INGRESOS DE CAPITAL	53,478,991
190.2.2.0.0.00.	RECURSOS DEL CRÉDITO	7,767,616
190.2.2.2.0.00.	CRÉDITO EXTERNO	7,767,616
190.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTOS	7,767,616
190.2.2.2.1.65.	CAF - UP (PRFCNET)	7,767,616
190.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	42,183,921
190.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	42,183,921
190.2.3.2.1.00.	GOBIERNO CENTRAL	42,183,921
190.2.3.2.1.07.	Ministerio de Educación	42,183,921
190.2.4.0.0.00.	SALDO EN CAJA Y BANCO	3,527,454
190.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	3,527,454
190.2.4.2.0.01.	Saldo en Banco	3,527,454

ARTÍCULO 160. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	63,379,215
Educación Superior	219,014,767
Investigación	10,820,293
Extensión Cultural	4,251,852
Total del Presupuesto de Funcionamiento	**297,466,127**
Inversión	
Construcciones y Equipamiento	41,737,386
Seguimiento a Proyectos de Inversión	174,500
Proyecto CAF-UP	7,767,616
Proyectos Varios	3,799,489
Total del Presupuesto de Inversión	**53,478,991**
TOTAL DEL PRESUPUESTO DE GASTOS	**350,945,118**

CAPÍTULO XL
1.91 UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ

ARTÍCULO 161. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2026:

Ingresos Totales	23,476,939
Menos: Aumento de Reservas	
Ingresos Disponibles	23,476,939
Gastos	23,476,939

ARTÍCULO 162. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

191.0.0.0.0.00.	UNIVERSIDAD MARÍTIMA	23,476,939
191.1.0.0.0.00.	INGRESOS CORRIENTES	16,176,939
191.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	16,176,939
191.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	13,256,939
191.1.2.3.1.00.	GOBIERNO CENTRAL	10,156,939
191.1.2.3.1.07.	Ministerio de Educación	10,156,939
191.1.2.3.3.00.	EMPRESAS PÚBLICAS	3,100,000
191.1.2.3.3.03.	Autoridad Marítima de Panamá (AMP)	3,100,000
191.1.2.4.0.00.	TASAS Y DERECHOS	2,100,000
191.1.2.4.1.00.	DERECHOS	2,100,000
191.1.2.4.1.24.	Matrícula y Laboratorio	2,100,000
191.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	820,000
191.1.2.6.1.00.	OTROS INGRESOS	820,000
191.1.2.6.1.99.	Otros Ingresos Varios	820,000
191.2.0.0.0.00.	INGRESOS DE CAPITAL	7,300,000
191.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	7,300,000
191.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	7,300,000
191.2.3.2.1.00.	GOBIERNO CENTRAL	7,300,000
191.2.3.2.1.07.	Ministerio de Educación	7,300,000

ARTÍCULO 163. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	6,848,165
Educación Superior	7,479,301
Investigación, Postgrado y Extensión	1,849,473
Total del Presupuesto de Funcionamiento	**16,176,939**
Inversión	
Rehabilitación de Edificio	944,342
Instalación de Laboratorios/Simuladores	5,668,919
Equipamiento	647,499
Innovación Tecnológica	39,240
Total del Presupuesto de Inversión	**7,300,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**23,476,939**

CAPÍTULO XLI
1.93 UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS

ARTÍCULO 164. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2026:

Ingresos Totales	44,813,800
Menos: Aumento de Reservas	
Ingresos Disponibles	44,813,800
Gastos	44,813,800

ARTÍCULO 165. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

193.0.0.0.0.00.	UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	44,813,800
193.1.0.0.0.00.	INGRESOS CORRIENTES	34,890,800
193.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	34,890,800
193.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	29,810,800
193.1.2.3.1.00.	GOBIERNO CENTRAL	29,810,800
193.1.2.3.1.07.	Ministerio de Educación	29,810,800
193.1.2.4.0.00.	TASAS Y DERECHOS	3,500,000
193.1.2.4.1.00.	DERECHOS	3,500,000
193.1.2.4.1.24.	Matrícula y Laboratorio	3,500,000
193.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	1,580,000
193.1.2.6.0.98.	Otros servicios de Autogestión	1,500,000
193.1.2.6.0.99.	Otros Ingresos Varios	80,000
193.2.0.0.0.00.	INGRESOS DE CAPITAL	9,923,000
193.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	9,923,000
193.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	9,923,000
193.2.3.2.1.00.	GOBIERNO CENTRAL	9,923,000
193.2.3.2.1.07.	Ministerio de Educación	9,923,000

ARTÍCULO 166. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	20,623,828
Educación Superior	14,266,972
Total del Presupuesto de Funcionamiento	**34,890,800**
Inversión	
Remodelaciones	100,000
Construcciones	801,115
Programa de Capacitación	100,000
Equipam. de Labora. y Clínica Interdisc.	264,100
Investigación	8,657,785
Total del Presupuesto de Inversión	**9,923,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**44,813,800**

CAPÍTULO XLII
1.94 UNIVERSIDAD AUTÓNOMA DE LOS PUEBLOS INDÍGENAS

ARTÍCULO 167. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD AUTÓNOMA DE LOS PUEBLOS INDÍGENAS para la vigencia fiscal de 2026:

Ingresos Totales	2,036,381
Menos: Aumento de Reservas	
Ingresos Disponibles	2,036,381
Gastos	2,036,381

ARTÍCULO 168. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

194.0.0.0.0.00.	UAPI	2,036,381
194.1.0.0.0.00.	INGRESOS CORRIENTES	1,524,480
194.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,524,480
194.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,524,480
194.1.2.3.1.00.	GOBIERNO CENTRAL	1,524,480
194.1.2.3.1.07.	Ministerio de Educación	1,524,480
194.2.0.0.0.00.	INGRESOS DE CAPITAL	511,901
194.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	511,901
194.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	511,901
194.2.3.2.1.00.	GOBIERNO CENTRAL	511,901
194.2.3.2.1.07.	Ministerio de Educación	511,901

ARTÍCULO 169. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD AUTÓNOMA DE LOS PUEBLOS INDÍGENAS para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,220,110
Educación Superior	304,370
Total del Presupuesto de Funcionamiento	**1,524,480**
Inversión	
Fortalecimiento Institucional	511,901
Total del Presupuesto de Inversión	**511,901**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,036,381**

CAPÍTULO XLIII
1.95 UNIVERSIDAD TECNOLÓGICA DE PANAMÁ

ARTÍCULO 170. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2026:

Ingresos Totales	179,349,116
Menos: Aumento de Reservas	
Ingresos Disponibles	179,349,116
Gastos	179,349,116

ARTÍCULO 171. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

195.0.0.0.0.00.	UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	179,349,116
195.1.0.0.0.00.	INGRESOS CORRIENTES	133,140,570
195.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	132,140,570
195.1.2.1.0.00.	RENTA DE ACTIVOS	3,672,711
195.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	3,672,711
195.1.2.1.4.12.	Laboratorios y Centros Especiales	1,264,345
195.1.2.1.4.99.	Otros Servicios Varios	2,408,366
195.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	121,012,398
195.1.2.3.1.00.	GOBIERNO CENTRAL	121,012,398
195.1.2.3.1.07.	Ministerio de Educación	121,012,398
195.1.2.4.0.00.	TASAS Y DERECHOS	6,461,773
195.1.2.4.1.00.	DERECHOS	5,747,869
195.1.2.4.1.24.	Matrícula y Laboratorio	5,674,884
195.1.2.4.1.99.	Otros Derechos	72,985
195.1.2.4.2.00.	TASAS	713,904
195.1.2.4.2.26.	Certificados y Diplomas	713,904
195.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	993,688
195.1.2.6.1.00.	OTROS INGRESOS	993,688
195.1.2.6.1.99.	Otros Ingresos Varios	993,688
195.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	1,000,000
195.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	1,000,000
195.1.4.2.0.01.	Saldo libre en banco	1,000,000
195.2.0.0.0.00.	INGRESOS DE CAPITAL	46,208,546
195.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	45,108,546
195.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	45,108,546
195.2.3.2.1.00.	GOBIERNO CENTRAL	45,108,546
195.2.3.2.1.07.	Ministerio de Educación	45,108,546
195.2.4.0.0.00.	SALDO EN CAJA Y BANCO	1,100,000
195.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	1,100,000
195.2.4.2.0.01.	Saldo en Banco	1,100,000

ARTÍCULO 172. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	46,252,935
Educación Superior Tecnológica	71,448,026
Investigación, Postgrado y Extensión	15,439,609
Total del Presupuesto de Funcionamiento	**133,140,570**
Inversión	
Construcciones Educativas	39,203,856
Mobiliario, Libros y Equipo Educacional	1,955,170
Investigación y Transf. de Tecnología	3,949,520
Mejoramiento Lab. Academ. C. Reg.	1,100,000
Total del Presupuesto de Inversión	**46,208,546**
TOTAL DEL PRESUPUESTO DE GASTOS	**179,349,116**

CAPÍTULO XLIV
1.97 ZONA FRANCA DE BARÚ

ARTÍCULO 173. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2026:

Ingresos Totales	772,300
Menos: Aumento de Reservas	
Ingresos Disponibles	772,300
Gastos	772,300

ARTÍCULO 174. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

197.0.0.0.0.00.	ZONA FRANCA DE BARÚ	772,300
197.1.0.0.0.00.	INGRESOS CORRIENTES	572,300
197.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	572,300
197.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	553,100
197.1.2.3.1.00.	GOBIERNO CENTRAL	553,100
197.1.2.3.1.08.	Ministerio de Comercio e Industrias	553,100
197.1.2.4.0.00.	TASAS Y DERECHOS	19,200
197.1.2.4.2.00.	TASAS	19,200
197.1.2.4.2.43.	Claves de Operación	19,200
197.2.0.0.0.00.	INGRESOS DE CAPITAL	200,000
197.2.4.0.0.00.	SALDO EN CAJA Y BANCO	200,000
197.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	200,000
197.2.4.2.0.01.	Saldo en Banco	200,000

ARTÍCULO 175. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	572,300
Total del Presupuesto de Funcionamiento	**572,300**
Inversión	
Estudios y Diseños	200,000
Total del Presupuesto de Inversión	**200,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**772,300**

CAPÍTULO XLV
1.98 INSTITUTO TÉCNICO SUPERIOR DE AGROTECNOLOGÍA DE LAS AMÉRICAS

ARTÍCULO 176. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO TÉCNICO SUPERIOR DE AGROTECNOLOGÍA DE LAS AMÉRICAS para la vigencia fiscal de 2026:

Ingresos Totales	6,033,624

Menos: Aumento de Reservas	
Ingresos Disponibles	6,033,624
Gastos	6,033,624

ARTÍCULO 177. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

198.0.0.0.0.00.	INA	6,033,624
198.1.0.0.0.00.	INGRESOS CORRIENTES	6,033,624
198.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,033,624
198.1.2.1.0.00.	RENTA DE ACTIVOS	320,000
198.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	320,000
198.1.2.1.3.01.	Productos Agrícolas	320,000
198.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,588,224
198.1.2.3.1.00.	GOBIERNO CENTRAL	5,588,224
198.1.2.3.1.10.	Ministerio de Desarrollo Agropecuario	5,588,224
198.1.2.4.0.00.	TASAS Y DERECHOS	122,400
198.1.2.4.1.00.	DERECHOS	122,400
198.1.2.4.1.24.	Matrícula y Laboratorio	122,400
198.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	3,000
198.1.2.6.1.00.	OTROS INGRESOS	3,000
198.1.2.6.1.99.	Otros Ingresos Varios	3,000

ARTÍCULO 178. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO TÉCNICO SUPERIOR DE AGROTECNOLOGÍA DE LAS AMÉRICAS para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Admon. General	3,013,342
Doc. Técnica y Ens. Agropecuaria	3,020,282
Total del Presupuesto de Funcionamiento	**6,033,624**
TOTAL DEL PRESUPUESTO DE GASTOS	**6,033,624**

TÍTULO IV
PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

ARTÍCULO 179. Se aprueban los presupuestos de las Empresas Públicas para la vigencia fiscal de de 2026, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

	INGRESOS			GASTOS		
INSTITUCIONES	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	**974,510,706**	**734,581,823**	**1,709,092,529**	**881,634,710**	**827,457,819**	**1,709,092,529**
AUTORIDAD MARÍTIMA DE PANAMÁ	200,843,700	0	200,843,700	177,363,889	23,479,811	200,843,700
BINGOS NACIONALES	968,359	0	968,359	929,015	39,344	968,359
AUTORIDAD AERONÁUTICA CIVIL	57,547,951	0	57,547,951	40,447,951	17,100,000	57,547,951
INST. DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	155,859,225	202,988,318	358,847,543	140,859,225	217,988,318	358,847,543
INSTITUTO DE MERCADEO AGROPECUARIO	17,559,469	37,400,510	54,959,979	9,659,979	45,300,000	54,959,979
EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	1,151,857	188,600	1,340,457	1,147,857	192,600	1,340,457
EMP. MERCADOS NAC. DE LA CADENA DE FRÍO, S.A.	10,597,335	8,600,000	19,197,335	10,387,605	8,809,730	19,197,335
EMPRESA METRO DE PANAMÁ, S.A.	70,203,200	470,000,000	540,203,200	70,203,200	470,000,000	540,203,200
TRANSPORTE MASIVO DE PANAMÁ, S.A.	120,940,437	0	120,940,437	108,113,874	12,826,563	120,940,437
LOTERÍA NACIONAL DE BENEFICENCIA	215,909,233	0	215,909,233	211,432,492	4,476,741	215,909,233
AGENCIA DEL ÁREA ECONÓMICA ESPECIAL DE AGUADULCE	768,205	0	768,205	753,205	15,000	768,205
ZONA LIBRE DE COLÓN	65,152,983	0	65,152,983	53,822,960	11,330,023	65,152,983
AGENCIA PANAMÁ-PACÍFICO	4,918,005	1,304,395	6,222,400	4,422,711	1,799,689	6,222,400
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	52,090,747	14,100,000	66,190,747	52,090,747	14,100,000	66,190,747

ARTÍCULO 180. Se aprueban los gastos corrientes de los presupuestos de las Empresas Públicas para la vigencia fiscal de 2026, cuya composición se expresa a continuación en Balboas:

	GASTOS CORRIENTES					
INSTITUCIONES	**OPERACIÓN**	**TRANSF. CORRIENTES**	**APORTE AL FISCO**	**SUBSIDIOS**	**INTERESES DE LA DEUDA**	**TOTAL**
T O T A L	**614,033,358**	**23,501,352**	**241,000,000**	**3,100,000**	**0**	**881,634,710**
AUTORIDAD MARÍTIMA DE PANAMÁ	46,983,189	10,580,700	116,700,000	3,100,000	0	177,363,889
BINGOS NACIONALES	924,665	4,350	0	0	0	929,015
AUTORIDAD AERONÁUTICA CIVIL	38,940,388	1,507,563	0	0	0	40,447,951
INST. DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	140,533,025	326,200	0	0	0	140,859,225
INSTITUTO DE MERCADEO AGROPECUARIO	9,550,679	109,300	0	0	0	9,659,979
EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	1,021,757	126,100	0	0	0	1,147,857
EMP. MERCADOS NAC. DE LA CADENA DE FRÍO, S.A.	10,191,493	196,112	0	0	0	10,387,605
EMPRESA METRO DE PANAMÁ, S.A.	69,508,051	695,149	0	0	0	70,203,200
TRANSPORTE MASIVO DE PANAMÁ, S.A.	105,720,096	2,393,778	0	0	0	108,113,874
LOTERÍA NACIONAL DE BENEFICENCIA	111,491,892	4,940,600	95,000,000	0	0	211,432,492
AGENCIA DEL ÁREA ECONÓMICA ESPECIAL DE AGUADULCE	753,205	0	0	0	0	753,205
ZONA LIBRE DE COLÓN	22,370,960	2,152,000	29,300,000	0	0	53,822,960
AGENCIA PANAMÁ-PACÍFICO	4,108,211	314,500	0	0	0	4,422,711
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	51,935,747	155,000	0	0	0	52,090,747

ARTÍCULO 181. Se aprueban los gastos de capital de los presupuestos de las Empresas Públicas para la vigencia fiscal de 2026, cuya composición se expresa a continuación en Balboas:

	GASTOS DE CAPITAL				
INSTITUCIONES	**INVERSIONES**	**OTROS GASTOS DE CAPITAL**	**TRANSFERENCIAS DE CAPITAL**	**AMORTIZACIÓN DE LA DEUDA**	**TOTAL**
TOTAL	**811,051,433**	**16,406,386**	**0**	**0**	**827,457,819**
AUTORIDAD MARÍTIMA DE PANAMÁ	23,479,811	0	0	0	23,479,811
BINGOS NACIONALES	0	39,344	0	0	39,344
AUTORIDAD AERONÁUTICA CIVIL	17,100,000	0	0	0	17,100,000
INST. DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	202,988,318	15,000,000	0	0	217,988,318
INSTITUTO DE MERCADEO AGROPECUARIO	45,300,000	0	0	0	45,300,000
EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	188,600	4,000	0	0	192,600
EMP. MERCADOS NAC. DE LA CADENA DE FRÍO, S.A.	8,600,000	209,730	0	0	8,809,730
EMPRESA METRO DE PANAMÁ, S.A.	470,000,000	0	0	0	470,000,000
TRANSPORTE MASIVO DE PANAMÁ, S.A.	12,551,063	275,500	0	0	12,826,563
LOTERÍA NACIONAL DE BENEFICENCIA	4,476,741	0	0	0	4,476,741
AGENCIA DEL ÁREA ECONÓMICA ESPECIAL DE AGUADULCE	0	15,000	0	0	15,000
ZONA LIBRE DE COLÓN	10,720,000	610,023	0	0	11,330,023
AGENCIA PANAMÁ-PACÍFICO	1,546,900	252,789	0	0	1,799,689
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	14,100,000	0	0	0	14,100,000

CAPÍTULO II
2.03 AUTORIDAD MARÍTIMA DE PANAMÁ

ARTÍCULO 182. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2026:

Ingresos Totales	200,843,700
Menos: Aumento de Reservas	
Ingresos Disponibles	200,843,700
Gastos	200,843,700

ARTÍCULO 183. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

203.0.0.0.0.00.	AUTORIDAD MARÍTIMA DE PANAMÁ	200,843,700
203.1.0.0.0.00.	INGRESOS CORRIENTES	200,843,700
203.1.1.0.0.00.	INGRESOS TRIBUTARIOS	25,008,100
203.1.1.1.0.00.	IMPUESTOS DIRECTOS	25,008,100
203.1.1.1.2.00.	SOBRE LA PROPIEDAD Y PATRIMONIO	25,008,100
203.1.1.1.2.03.	Impuestos de Naves	25,008,100
203.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	175,835,600
203.1.2.1.0.00.	RENTA DE ACTIVOS	44,079,600
203.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	44,079,600
203.1.2.1.4.16.	Servicios de Nave a Tierra y Puente	8,231,300
203.1.2.1.4.17.	Movilización de Carga (Proy. Arenero)	35,848,300
203.1.2.4.0.00.	TASAS Y DERECHOS	116,720,800
203.1.2.4.1.00.	DERECHOS	47,580,700
203.1.2.4.1.06.	Abanderamiento de Naves	1,821,600
203.1.2.4.1.44.	Concesiones en Áreas Portuarias	45,759,100
203.1.2.4.2.00.	TASAS	69,140,100
203.1.2.4.2.07.	Faros y Boyas	6,366,300
203.1.2.4.2.08.	Recaudos Consulares	5,709,400
203.1.2.4.2.13.	Documentación de Naves	11,295,300
203.1.2.4.2.55.	Arqueo y Avalúo de Naves	900
203.1.2.4.2.56.	Investigación de Accidentes	3,042,500
203.1.2.4.2.57.	Certificación de Competencia	33,896,900
203.1.2.4.2.58.	Tasa de Regulación de los Servicios	2,664,700
203.1.2.4.2.59.	Inspección de Naves	5,936,600
203.1.2.4.2.60.	Claves de Operación	227,500
203.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	15,035,200
203.1.2.6.0.01.	Multas, Recargos e Intereses	3,650,100
203.1.2.6.0.50.	Ingresos Varios - NAVES	275,600
203.1.2.6.0.51.	Ingresos Varios Consulares	11,109,500

ARTÍCULO 184. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	27,359,520
Servicios de la Act. Marítima	12,130,679
Servicios Portuarios	10,492,990
Transferencias	127,380,700
Total del Presupuesto de Funcionamiento	**177,363,889**

Inversión	
Estudios, Avalúos y Diseños	3,000,000
Adquisición de Equipo y Consultorías	4,668,845
Puertos	15,810,966
Total del Presupuesto de Inversión	**23,479,811**
TOTAL DEL PRESUPUESTO DE GASTOS	**200,843,700**

CAPÍTULO III
2.08 BINGOS NACIONALES

ARTÍCULO 185. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos gastos de los BINGOS NACIONALES para la vigencia fiscal de 2026:

Ingresos Totales	968,359
Menos: Aumento de Reservas	
Ingresos Disponibles	968,359
Gastos	968,359

ARTÍCULO 186. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

208.0.0.0.0.00.	BINGOS NACIONALES	968,359
208.1.0.0.0.00.	INGRESOS CORRIENTES	968,359
208.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	968,359
208.1.2.1.0.00.	RENTA DE ACTIVOS	311,602
208.1.2.1.1.00.	ARRENDAMIENTOS	10,000
208.1.2.1.1.01.	Edificios y Locales	10,000
208.1.2.1.5.00.	INGRESOS POR ESPEC. PÚBLICOS DE AZAR	301,602
208.1.2.1.5.05.	Venta de Formularios y Fichas	301,602
208.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	643,757
208.1.2.3.1.00.	GOBIERNO CENTRAL	643,757
208.1.2.3.1.08.	Ministerio de Comercio e Industrias	643,757
208.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	13,000
208.1.2.6.1.00.	OTROS INGRESOS	13,000
208.1.2.6.1.99.	Otros Ingresos Varios	13,000

ARTÍCULO 187. Para la ejecución del programa de funcionamiento e inversión se aprueba el presupuesto de gastos de los BINGOS NACIONALES para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	405,653
Administración de Bingos	562,706
Total del Presupuesto de Funcionamiento	**968,359**
TOTAL DEL PRESUPUESTO DE GASTOS	**968,359**

CAPÍTULO IV
2.38 AUTORIDAD AERONÁUTICA CIVIL

ARTÍCULO 188. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2026:

Ingresos Totales	57,547,951
Menos: Aumento de Reservas	
Ingresos Disponibles	57,547,951
Gastos	57,547,951

ARTÍCULO 189. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

238.0.0.0.0.00.	AUTORIDAD AERONÁUTICA CIVIL	57,547,951
238.1.0.0.0.00.	INGRESOS CORRIENTES	57,547,951
238.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	57,547,951
238.1.2.1.0.00.	RENTA DE ACTIVOS	50,414,526
238.1.2.1.1.00.	ARRENDAMIENTOS	1,700,000
238.1.2.1.1.01.	Edificios y Locales	1,700,000
238.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	89,348
238.1.2.1.3.11.	Combustible	89,348
238.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	48,625,178
238.1.2.1.4.08.	Servicio de Aterrizaje	153,118
238.1.2.1.4.09.	Estacionamiento de Aviones	116,176
238.1.2.1.4.18.	Servicios de Protección al Vuelo	48,355,884
238.1.2.4.0.00.	TASAS Y DERECHOS	6,277,633
238.1.2.4.1.00.	DERECHOS	1,777,633
238.1.2.4.1.17.	Uso de Aeropuertos	657,832
238.1.2.4.1.24.	Matrícula y Laboratorio	1,119,801
238.1.2.4.2.00.	TASAS	4,500,000
238.1.2.4.2.17.	FEDIAN	4,500,000
238.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	855,792
238.1.2.6.0.01.	Multas, Recargos e Intereses	27,526
238.1.2.6.0.10.	Vigencias Expiradas	250,000
238.1.2.6.0.99.	Otros Ingresos Varios	578,266

ARTÍCULO 190. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	17,220,933
Servicios Aeronáuticos	12,132,306
Operación de Aeropuertos	9,757,991
Transferencias Varias	1,336,721
Total del Presupuesto de Funcionamiento	**40,447,951**
Inversión	
Adquisición y Rehabilitación de Equipo	5,375,000
Rehabil. y Mantenim. Aeroportuario	10,425,000
Fortalecimiento Institucional	1,300,000
Total del Presupuesto de Inversión	**17,100,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**57,547,951**

CAPÍTULO V
2.66 INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES

ARTÍCULO 191. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2026:

Ingresos Totales	358,847,543
Menos: Aumento de Reservas	
Ingresos Disponibles	358,847,543
Gastos	358,847,543

ARTÍCULO 192. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

266.0.0.0.0.00.	INST. DE ACUEDUCTOS Y ALCANTARILLADOS NAL.	358,847,543
266.1.0.0.0.00.	INGRESOS CORRIENTES	155,859,225
266.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	155,859,225
266.1.2.1.0.00.	RENTA DE ACTIVOS	77,000,000
266.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	77,000,000
266.1.2.1.3.07.	Agua	77,000,000
266.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	22,480,722
266.1.2.3.1.00.	GOBIERNO CENTRAL	22,480,722
266.1.2.3.1.12.	Ministerio de Salud	22,480,722
266.1.2.4.0.00.	TASAS Y DERECHOS	21,560,000
266.1.2.4.1.00.	DERECHOS	21,560,000
266.1.2.4.1.19.	Servicio de Alcantarillado	21,560,000
266.1.2.5.0.00.	CONTRIBUCIÓN DE MEJORAS	12,135
266.1.2.5.0.01.	Tasa de Valorización	12,135
266.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	34,806,368
266.1.2.6.1.00.	OTROS INGRESOS	34,806,368
266.1.2.6.1.10.	Vigencias Expiradas	21,000,000
266.1.2.6.1.99.	Otros Ingresos Varios	13,806,368
266.2.0.0.0.00.	INGRESOS DE CAPITAL	202,988,318
266.2.2.0.0.00.	RECURSOS DEL CRÉDITO	36,317,072
266.2.2.2.0.00.	CRÉDITO EXTERNO	36,317,072
266.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTOS	36,317,072
266.2.2.2.1.18.	BID 4434/OC-PN - IDAAN	36,317,072
266.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	166,671,246
266.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	166,671,246
266.2.3.2.1.00.	GOBIERNO CENTRAL	166,671,246
266.2.3.2.1.12.	Ministerio de Salud	166,671,246

ARTÍCULO 193. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	26,181,293
Dotación de Agua y Alcant. Sanitario	90,497,585

Comercialización	9,372,793
Servicios Regionales	29,807,554
Total del Presupuesto de Funcionamiento	**155,859,225**
Inversión	
Desarrollo del Sistema de Agua	155,585,482
Desarrollo de Sist. Alcantarillado	36,905,836
Inversiones Complementarias	10,497,000
Total del Presupuesto de Inversión	**202,988,318**
TOTAL DEL PRESUPUESTO DE GASTOS	**358,847,543**

CAPÍTULO VI
2.70 INSTITUTO DE MERCADEO AGROPECUARIO

ARTÍCULO 194. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2026:

Ingresos Totales	54,959,979
Menos: Aumento de Reservas	
Ingresos Disponibles	54,959,979
Gastos	54,959,979

ARTÍCULO 195. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

270.0.0.0.0.00.	INSTITUTO DE MERCADEO AGROPECUARIO	54,959,979
270.1.0.0.0.00.	INGRESOS CORRIENTES	17,559,469
270.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	17,559,469
270.1.2.1.0.00.	RENTA DE ACTIVOS	10,000,000
270.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	10,000,000
270.1.2.1.3.01.	Productos Agrícolas	10,000,000
270.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	7,301,059
270.1.2.3.1.00.	GOBIERNO CENTRAL	7,301,059
270.1.2.3.1.10.	Ministerio de Desarrollo Agropecuario	7,301,059
270.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	258,410
270.1.2.6.1.00.	OTROS INGRESOS	258,410
270.1.2.6.1.99.	Otros Ingresos Varios	258,410
270.2.0.0.0.00.	INGRESOS DE CAPITAL	37,400,510
270.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	37,400,510
270.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	37,400,510
270.2.3.2.1.00.	GOBIERNO CENTRAL	37,400,510
270.2.3.2.1.10.	Ministerio de Desarrollo Agropecuario	37,400,510

ARTÍCULO 196. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	4,897,837
Apoyo a la Comercialización	4,762,142
Total del Presupuesto de Funcionamiento	**9,659,979**

Inversión	
Comercialización	38,800,000
Modernización Serv. Agropecuarios	6,000,000
Equipamiento	500,000
Total del Presupuesto de Inversión	**45,300,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**54,959,979**

CAPÍTULO VII
2.73 EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.

ARTÍCULO 197. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA DE GENERACIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2026:

Ingresos Totales	1,340,457
Menos: Aumento de Reservas	
Ingresos Disponibles	1,340,457
Gastos	1,340,457

ARTÍCULO 198. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

273.0.0.0.0.00.	EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	1,340,457
273.1.0.0.0.00.	INGRESOS CORRIENTES	1,151,857
273.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,151,857
273.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,151,857
273.1.2.3.1.00.	GOBIERNO CENTRAL	1,151,857
273.1.2.3.1.16.	Ministerio de Economía y Finanzas	1,151,857
273.2.0.0.0.00.	INGRESOS DE CAPITAL	188,600
273.2.4.0.0.00.	SALDO EN CAJA Y BANCO	188,600
273.2.4.1.0.00.	DISPONIBLE EN CAJA Y BANCO	188,600
273.2.4.1.3.00.	EMPRESAS PÚBLICAS	188,600
273.2.4.1.3.01.	Saldo de Capital	188,600

ARTÍCULO 199. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA DE GENERACIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	1,151,857
Total del Presupuesto de Funcionamiento	**1,151,857**
Inversión	
Construcción y Mantenimiento	188,600
Total del Presupuesto de Inversión	**188,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,340,457**

CAPÍTULO VIII
2.79 EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO

ARTÍCULO 200. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO para la vigencia fiscal de 2026:

Ingresos Totales	19,197,335
Menos: Aumento de Reservas	
Ingresos Disponibles	19,197,335
Gastos	19,197,335

ARTÍCULO 201. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

279.0.0.0.0.00.	EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO, S.A.	19,197,335
279.1.0.0.0.00.	INGRESOS CORRIENTES	10,597,335
279.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	10,597,335
279.1.2.1.0.00.	RENTA DE ACTIVOS	2,000,000
279.1.2.1.1.00.	ARRENDAMIENTOS	2,000,000
279.1.2.1.1.01.	Edificios y Locales	2,000,000
279.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	8,597,335
279.1.2.3.1.00.	GOBIERNO CENTRAL	8,597,335
279.1.2.3.1.10.	Ministerio de Desarrollo Agropecuario	8,597,335
279.2.0.0.0.00.	INGRESOS DE CAPITAL	8,600,000
279.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	8,600,000
279.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	8,600,000
279.2.3.2.1.00.	GOBIERNO CENTRAL	8,600,000
279.2.3.2.1.10.	Ministerio de Desarrollo Agropecuario	8,600,000

ARTÍCULO 202. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,883,016
Operación de la Cadena de Frío	5,714,319
Total del Presupuesto de Funcionamiento	**10,597,335**
Inversión	
Mejoras de Instalaciones y Equipamientos	2,500,000
Constr. y Rehab. de Mercados Nacionales	6,100,000
Total del Presupuesto de Inversión	**8,600,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**19,197,335**

CAPÍTULO XIX
2.80 EMPRESA METRO DE PANAMÁ, S.A.

ARTÍCULO 203. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA METRO DE PANAMÁ, S.A. para la vigencia fiscal de 2026:

Ingresos Totales	540,203,200
Menos: Aumento de Reservas	
Ingresos Disponibles	540,203,200
Gastos	540,203,200

ARTÍCULO 204. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

280.0.0.0.0.00.	EMPRESA METRO DE PANAMÁ, S.A.	540,203,200
280.1.0.0.0.00.	INGRESOS CORRIENTES	70,203,200
280.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	70,203,200
280.1.2.1.0.00.	RENTA DE ACTIVOS	66,693,200
280.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	66,693,200
280.1.2.1.4.19.	Transporte Metro de Panamá	66,693,200
280.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	3,510,000
280.1.2.6.1.00.	OTROS INGRESOS	3,510,000
280.1.2.6.1.01.	Multas, Recargos e Intereses	10,000
280.1.2.6.1.99.	Otros Ingresos Varios	3,500,000
280.2.0.0.0.00.	INGRESOS DE CAPITAL	470,000,000
280.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	470,000,000
280.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	470,000,000
280.2.3.2.1.00.	GOBIERNO CENTRAL	470,000,000
280.2.3.2.1.09.	Ministerio de Obras Públicas	470,000,000

ARTÍCULO 205. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA METRO DE PANAMÁ, S.A. para la vigencia fiscal de 2026, cuya estructura y y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración Central	70,203,200
Total del Presupuesto de Funcionamiento	**70,203,200**
Inversión	
Explotación, Expansión y Equipamiento	470,000,000
Total del Presupuesto de Inversión	**470,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**540,203,200**

CAPÍTULO X
2.81 TRANSPORTE MASIVO DE PANAMÁ, S.A

ARTÍCULO 206. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de TRANSPORTE MASIVO DE PANAMÁ, S.A para la vigencia fiscal de 2026:

Ingresos Totales	120,940,437
Menos: Aumento de Reservas	
Ingresos Disponibles	120,940,437
Gastos	120,940,437

ARTÍCULO 207. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

281.0.0.0.0.00.	TRANSPORTE MASIVO DE PANAMÁ, S.A.	120,940,437
281.1.0.0.0.00.	INGRESOS CORRIENTES	120,940,437
281.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	120,940,437
281.1.2.1.0.00.	RENTA DE ACTIVOS	44,593,305
281.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	44,593,305
281.1.2.1.4.22.	Transporte Masivo de Panamá	44,593,305
281.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	74,967,132
281.1.2.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	74,967,132
281.1.2.3.2.03.	Autoridad del Tránsito y Transporte Terrestre (ATTT)	74,967,132
281.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	1,380,000
281.1.2.6.1.00.	OTROS INGRESOS	1,380,000
281.1.2.6.1.99.	Otros Ingresos Varios	1,380,000

ARTÍCULO 208. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de TRANSPORTE MASIVO DE PANAMÁ, S.A para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	14,935,190
Operación	93,454,184
Total del Presupuesto de Funcionamiento	**108,389,374**
Inversión	
Mej. Cap. del Tran. P. Cd. de Pmá y SM.	12,551,063
Total del Presupuesto de Inversión	**12,551,063**
TOTAL DEL PRESUPUESTO DE GASTOS	**120,940,437**

CAPÍTULO XI
2.82 LOTERÍA NACIONAL DE BENEFICENCIA

ARTÍCULO 209. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2026:

Ingresos Totales	215,909,233
Menos: Aumento de Reservas	
Ingresos Disponibles	215,909,233
Gastos	215,909,233

ARTÍCULO 210. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

282.0.0.0.0.00.	LOTERÍA NACIONAL DE BENEFICENCIA	215,909,233
282.1.0.0.0.00.	INGRESOS CORRIENTES	215,909,233
282.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	215,909,233
282.1.2.1.0.00.	RENTA DE ACTIVOS	207,559,233
282.1.2.1.5.00.	INGRESOS POR ESPEC. PÚBLICOS DE AZAR	207,559,233
282.1.2.1.5.01.	Emisiones de Billetes de Lotería	45,225,193
282.1.2.1.5.04.	Premios Devueltos y Caducados	162,334,040
282.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	8,350,000
282.1.2.6.1.00.	OTROS INGRESOS	8,350,000

282.1.2.6.1.99. Otros Ingresos Varios	8,350,000

ARTÍCULO 211. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	26,250,307
Administración de Billetes	83,892,765
Transferencias	101,289,420
Total del Presupuesto de Funcionamiento	**211,432,492**
Inversión	
Infraestructura	2,224,000
Equipamiento	2,252,741
Total del Presupuesto de Inversión	**4,476,741**
TOTAL DEL PRESUPUESTO DE GASTOS	**215,909,233**

CAPÍTULO XII
2.95 AGENCIA DEL ÁREA ECONÓMICA ESPECIAL DE AGUADULCE

ARTÍCULO 212. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AGENCIA DEL ÁREA ECONÓMICA ESPECIAL DE AGUADULCE para la vigencia fiscal de 2026:

Ingresos Totales	768,205
Menos: Aumento de Reservas	
Ingresos Disponibles	768,205
Gastos	768,205

ARTÍCULO 213. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

295.0.0.0.0.00.	AGENCIA DEL ÁREA ECONÓMICA ESPECIAL DE AGUADULCE	768,205
295.1.0.0.0.00.	INGRESOS CORRIENTES	768,205
295.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	768,205
295.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	768,205
295.1.2.3.1.00.	GOBIERNO CENTRAL	768,205
295.1.2.3.1.08.	Ministerio de Comercio e Industrias	768,205

ARTÍCULO 214. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AGENCIA DEL ÁREA ECONÓMICA ESPECIAL DE AGUADULCE para la vigencia fiscal de 2026, es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	768,205
Total del Presupuesto de Funcionamiento	**768,205**
TOTAL DEL PRESUPUESTO DE GASTOS	**768,205**

CAPÍTULO XIII
2.96 ZONA LIBRE DE COLÓN

ARTÍCULO 215. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2026:

Ingresos Totales	65,152,983
Menos: Aumento de Reservas	
Ingresos Disponibles	65,152,983
Gastos	65,152,983

ARTÍCULO 216. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

296.0.0.0.0.00.	ZONA LIBRE DE COLÓN	65,152,983
296.1.0.0.0.00.	INGRESOS CORRIENTES	65,152,983
296.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	64,852,983
296.1.2.1.0.00.	RENTA DE ACTIVOS	50,906,983
296.1.2.1.1.00.	ARRENDAMIENTOS	31,696,983
296.1.2.1.1.01.	Edificios y Locales	800,000
296.1.2.1.1.02.	De Lotes y Tierras	30,896,983
296.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	12,210,000
296.1.2.1.3.10.	Impresos y Formularios	12,210,000
296.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	7,000,000
296.1.2.1.4.02.	Aseo y Recolección de Basura	1,000,000
296.1.2.1.4.24.	Servicio de Almacenaje	6,000,000
296.1.2.4.0.00.	TASAS Y DERECHOS	13,841,000
296.1.2.4.2.00.	TASAS	13,841,000
296.1.2.4.2.20.	Expedición de Documento	3,000,000
296.1.2.4.2.21.	Refrendo de Documentos	195,000
296.1.2.4.2.23.	Expedición de Carnets	800,000
296.1.2.4.2.82.	Tasa de Seguridad y Vigilancia	3,000,000
296.1.2.4.2.99.	Otras Tasas	6,846,000
296.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	105,000
296.1.2.6.1.00.	OTROS INGRESOS	105,000
296.1.2.6.1.01.	Multas, Recargos e Intereses	100,000
296.1.2.6.1.99.	Otros Ingresos Varios	5,000
296.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	300,000
296.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS S/VALORES	300,000
296.1.3.2.1.00.	GOBIERNO CENTRAL	300,000
296.1.3.2.1.21.	Por Gobierno Central	300,000

ARTÍCULO 217. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	18,196,060
Comercialización y Desarrollo	5,884,923
Transferencias Varias	30,352,000
Total del Presupuesto de Funcionamiento	**54,432,983**

Inversión

Inversiones Estratégicas de Zona Libre	10,720,000
Total del Presupuesto de Inversión	**10,720,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**65,152,983**

CAPÍTULO XIV
2.97 AGENCIA PANAMÁ - PACÍFICO

ARTÍCULO 218. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AGENCIA PANAMÁ - PACÍFICO para la vigencia fiscal de 2026:

Ingresos Totales	6,222,400
Menos: Aumento de Reservas	
Ingresos Disponibles	6,222,400
Gastos	6,222,400

ARTÍCULO 219. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

297.0.0.0.0.00.	AGENCIA PANAMÁ-PACÍFICO	6,222,400
297.1.0.0.0.00.	INGRESOS CORRIENTES	4,918,005
297.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,918,005
297.1.2.1.0.00.	RENTA DE ACTIVOS	3,240,000
297.1.2.1.1.00.	ARRENDAMIENTOS	3,240,000
297.1.2.1.1.01.	Edificios y Locales	3,198,000
297.1.2.1.1.02.	De Lotes y Tierras	42,000
297.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	39,002
297.1.2.3.1.00.	GOBIERNO CENTRAL	39,002
297.1.2.3.1.08.	Ministerio de Comercio e Industrias	39,002
297.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	1,639,003
297.1.2.6.1.00.	OTROS INGRESOS	1,639,003
297.1.2.6.1.99.	Otros Ingresos Varios	1,639,003
297.2.0.0.0.00.	INGRESOS DE CAPITAL	1,304,395
297.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	150,000
297.2.1.1.0.00.	VENTAS DE ACTIVOS	150,000
297.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	150,000
297.2.1.1.1.01.	Terrenos	150,000
297.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,154,395
297.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,154,395
297.2.3.2.1.00.	GOBIERNO CENTRAL	1,154,395
297.2.3.2.1.08.	Ministerio de Comercio e Industrias	1,154,395

ARTÍCULO 220. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AGENCIA PANAMÁ - PACÍFICO para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,865,717
Desarrollo del Área Panamá - Pacífico	1,809,783
Total del Presupuesto de Funcionamiento	**4,675,500**

Inversión	
Desarrollo de Infraestructura	1,519,252
Equipamiento y Fortalecimiento Inst.	27,648
Total del Presupuesto de Inversión	**1,546,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**6,222,400**

2.98 AUTORIDAD DE ASEO URBANO Y DOMICILIARIO

ARTÍCULO 221. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE ASEO URBANO Y DOMICILIARIO para la vigencia fiscal de 2026:

Ingresos Totales	66,190,747
Menos: Aumento de Reservas	
Ingresos Disponibles	66,190,747
Gastos	66,190,747

ARTÍCULO 222. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

298.0.0.0.0.00.	AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	66,190,747
298.1.0.0.0.00.	INGRESOS CORRIENTES	52,090,747
298.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	52,090,747
298.1.2.1.0.00.	RENTA DE ACTIVOS	33,722,554
298.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	33,722,554
298.1.2.1.4.02.	Aseo y Recolección de Basura	33,722,554
298.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	13,737,175
298.1.2.3.1.00.	GOBIERNO CENTRAL	13,737,175
298.1.2.3.1.12.	Ministerio de Salud	13,737,175
298.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	4,631,018
298.1.2.6.1.00.	OTROS INGRESOS	4,631,018
298.1.2.6.1.99.	Otros Ingresos Varios	4,631,018
298.2.0.0.0.00.	INGRESOS DE CAPITAL	14,100,000
298.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	14,100,000
298.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	14,100,000
298.2.3.2.1.00.	GOBIERNO CENTRAL	14,100,000
298.2.3.2.1.12.	Ministerio de Salud	14,100,000

ARTÍCULO 223. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE ASEO URBANO Y DOMICILIARIO para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	12,957,048
Operación y Disposic. Res. Sólido	39,133,699
Total del Presupuesto de Funcionamiento	**52,090,747**
Inversión	
Obras Sanitarias y Equipamiento	14,100,000
Total del Presupuesto de Inversión	**14,100,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**66,190,747**

TÍTULO V
PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

ARTÍCULO 224. Se aprueban los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2026, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

	INGRESOS			GASTOS		
INSTITUCIONES	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	**61,535,499**	**46,935,752**	**108,471,251**	**83,671,188**	**24,800,063**	**108,471,251**
SUPERINTENDENCIA DE BANCOS	24,682,922	0	24,682,922	24,682,922		24,682,922
SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	8,936,229	0	8,936,229	8,936,229		8,936,229
BANCO DE DESARROLLO AGROPECUARIO	4,544,801	40,895,687	45,440,488	25,351,490	20,088,998	45,440,488
BANCO HIPOTECARIO NACIONAL	8,996,890	1,350,000	10,346,890	10,346,890		10,346,890
SUPERINTENDENCIA DEL MERCADO DE VALORES	7,917,400	0	7,917,400	7,917,400		7,917,400
INSTITUTO DE SEGURO AGROPECUARIO	6,457,257	4,690,065	11,147,322	6,436,257	4,711,065	11,147,322

ARTÍCULO 225. Se aprueban los gastos corrientes de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2026, cuya composición se expresa a continuación en Balboas:

	GASTOS CORRIENTES					
INSTITUCIONES	OPERACIÓN	TRANSF. CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	**80,249,811**	**3,421,377**	**0**	**0**	**0**	**83,671,188**
SUPERINTENDENCIA DE BANCOS	23,905,022	777,900	0	0	0	24,682,922
SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	8,235,216	701,013	0	0	0	8,936,229
BANCO DE DESARROLLO AGROPECUARIO	23,756,629	1,594,861	0	0	0	25,351,490
BANCO HIPOTECARIO NACIONAL	10,217,990	128,900	0	0	0	10,346,890
SUPERINTENDENCIA DEL MERCADO DE VALORES	7,745,747	171,653	0	0	0	7,917,400
INSTITUTO DE SEGURO AGROPECUARIO	6,389,207	47,050	0	0	0	6,436,257

ARTÍCULO 226. Se aprueban los gastos de capital de los presupuestos de los Intermediarios Financiero para la vigencia fiscal de 2026, cuya composición se expresa a continuación en Balboas:

	GASTOS DE CAPITAL				
INSTITUCIONES	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	24,779,063	21,000	0	0	24,800,063
SUPERINTENDENCIA DE BANCOS	0	0	0	0	0
SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	0	0	0	0	0
BANCO DE DESARROLLO AGROPECUARIO	20,088,998	0	0	0	20,088,998
BANCO HIPOTECARIO NACIONAL	0	0	0	0	0
SUPERINTENDENCIA DEL MERCADO DE VALORES	0	0	0	0	0
INSTITUTO DE SEGURO AGROPECUARIO	4,690,065	21,000	0	0	4,711,065

CAPÍTULO II
3.10 SUPERINTENDENCIA DE BANCOS

ARTÍCULO 227. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2026:

Ingresos Totales	24,682,922
Menos: Aumento de Reservas	
Ingresos Disponibles	24,682,922
Gastos	24,682,922

ARTÍCULO 228. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

310.0.0.0.0.00.	SUPERINTENDENCIA DE BANCOS	24,682,922
310.1.0.0.0.00.	INGRESOS CORRIENTES	24,682,922
310.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	24,132,922
310.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,430,000
310.1.2.3.1.00.	GOBIERNO CENTRAL	105,000
310.1.2.3.1.16.	Ministerio de Economía y Finanzas	105,000
310.1.2.3.7.00.	SECTOR PRIVADO	2,325,000
310.1.2.3.7.02.	F.E.C.I.	2,325,000
310.1.2.4.0.00.	TASAS Y DERECHOS	21,519,433
310.1.2.4.2.00.	TASAS	21,519,433
310.1.2.4.2.15.	Inspecciones y Avalúos Catastral	16,741,178
310.1.2.4.2.37.	Tasa Anual Fideicomiso	1,098,060
310.1.2.4.2.50.	Tasa de Regulación Bancaria	3,635,195
310.1.2.4.2.60.	Claves de Operación	15,000
310.1.2.4.2.63.	Tasa Registro Única	30,000
310.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	183,489

310.1.2.6.0.26.	Ingresos Varios	15,000
310.1.2.6.0.99.	Otros Ingresos Varios	60,000
310.1.2.6.1.00.	OTROS INGRESOS	108,489
310.1.2.6.1.01.	Multas, Recargos e Intereses	108,489
310.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	550,000
310.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	550,000
310.1.3.1.0.12.	INSTITUCIONES DESCENTRALIZADAS	550,000

ARTÍCULO 229. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	22,295,623
Desarrollo y Regulación Bancaria	2,387,299
Total del Presupuesto de Funcionamiento	**24,682,922**
TOTAL DEL PRESUPUESTO DE GASTOS	**24,682,922**

CAPÍTULO III
3.11 SUPERINTENDENCIA DE SEGUROS Y REASEGUROS

ARTÍCULO 230. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE SEGUROS Y REASEGUROS para la vigencia de 2026:

Ingresos	8,936,229
Menos: Aumento de Reservas	
Ingresos Disponibles	8,936,229
Gastos	8,936,229

ARTÍCULO 231. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

311.0.0.0.0.00.	SEGUROS	8,936,229
311.1.0.0.0.00.	INGRESOS CORRIENTES	8,936,229
311.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,936,229
311.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	7,693,123
311.1.2.3.1.00.	GOBIERNO CENTRAL	7,693,123
311.1.2.3.1.16.	Ministerio de Economía y Finanzas	7,693,123
311.1.2.4.0.00.	TASAS Y DERECHOS	1,023,661
311.1.2.4.2.00.	TASAS	1,023,661
311.1.2.4.2.66.	Tasa de Regulación de Seguros y Reaseguros	1,023,661
311.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	219,445
311.1.2.6.1.00.	OTROS INGRESOS	219,445
311.1.2.6.1.01.	Multas, Recargos e Intereses	87,072
311.1.2.6.1.99.	Otros Ingresos Varios	132,373

ARTÍCULO 232. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de de gastos de la SUPERINTENDENCIA DE SEGUROS Y REASEGUROS para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,868,032
Prot. y Fomento de Seguros y Reaseguros	3,068,197
Total del Presupuesto de Funcionamiento	**8,936,229**
TOTAL DEL PRESUPUESTO DE GASTOS	**8,936,229**

CAPÍTULO IV
3.15 BANCO DE DESARROLLO AGROPECUARIO

ARTÍCULO 233. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2026:

Ingresos	45,440,488
Menos: Aumento de Reservas	
Ingresos Disponibles	45,440,488
Gastos	45,440,488

ARTÍCULO 234. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

315.0.0.0.0.00.	BANCO DE DESARROLLO AGROPECUARIO	45,440,488
315.1.0.0.0.00.	INGRESOS CORRIENTES	4,544,801
315.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	882,678
315.1.2.1.0.00.	RENTA DE ACTIVOS	2,000
315.1.2.1.1.00.	ARRENDAMIENTOS	2,000
315.1.2.1.1.01.	Edificios y Locales	2,000
315.1.2.4.0.00.	TASAS Y DERECHOS	880,678
315.1.2.4.2.00.	TASAS	880,678
315.1.2.4.2.34.	Servicios Administrativos de Cobros y Préstamos	880,678
315.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	3,662,123
315.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	3,662,123
315.1.3.1.7.00.	SECTOR PRIVADO	3,662,123
315.1.3.1.7.01.	De Sector Privado	3,662,123
315.2.0.0.0.00.	INGRESOS DE CAPITAL	40,895,687
315.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	34,692,274
315.2.1.1.0.00.	VENTAS DE ACTIVOS	3.135,000
315.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	3,135,000
315.2.1.1.1.03.	Otras Instalaciones	3,135,000
315.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	31,557,274
315.2.1.3.7.00.	SECTOR PRIVADO	31,557,274
315.2.1.3.7.01.	Préstamos Agropecuarios	31,357,274
315.2.1.3.7.06.	Fondo Especial de Créditos de Contingencias	200,000
315.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	6,203,413
315.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	6,203,413
315.2.3.2.1.00.	GOBIERNO CENTRAL	6,203,413
315.2.3.2.1.10.	Ministerio de Desarrollo Agropecuario	6,203,413

ARTÍCULO 235. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12,351,730
Servicio de Crédito Agropecuario	12,999,760
Total del Presupuesto de Funcionamiento	**25,351,490**
Inversión	
Crédito Agropecuario	15,900,498
Equipamiento	3,358,500
Rehabilitación de Sucursales	630,000
Prog.Espec.Crédito Contingente	200,000
Total del Presupuesto de Inversión	**20,088,998**
TOTAL DEL PRESUPUESTO DE GASTOS	**45,440,488**

CAPÍTULO V
3.30 BANCO HIPOTECARIO NACIONAL

ARTÍCULO 236. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de de ingresos y gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2026:

Ingresos Totales	10,346,890
Menos: Aumento de Reservas	
Ingresos Disponibles	10,346,890
Gastos	10,346,890

ARTÍCULO 237. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

330.0.0.0.0.00.	BANCO HIPOTECARIO NACIONAL	10,346,890
330.1.0.0.0.00.	INGRESOS CORRIENTES	8,996,890
330.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,563,090
330.1.2.1.0.00.	RENTA DE ACTIVOS	132,000
330.1.2.1.1.00.	ARRENDAMIENTOS	132,000
330.1.2.1.1.01.	Edificios y Locales	132,000
330.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,358,090
330.1.2.3.1.00.	GOBIERNO CENTRAL	1,358,090
330.1.2.3.1.14.	Ministerio de Vivienda y Ordenamiento Territorial	1,358,090
330.1.2.4.0.00.	TASAS Y DERECHOS	243,000
330.1.2.4.2.00.	TASAS	243,000
330.1.2.4.2.34.	Servicios Administrativos de Cobros y Préstamos	243,000
330.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	830,000
330.1.2.6.1.00.	OTROS INGRESOS	830,000
330.1.2.6.1.11.	Reintegros	430,000
330.1.2.6.1.99.	Otros Ingresos Varios	400,000
330.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	6,433,800
330.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	6,433,800
330.1.3.1.0.17.	A Sector Privado	6,433,800
330.2.0.0.0.00.	INGRESOS DE CAPITAL	1,350,000
330.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	1,350,000
330.2.1.1.0.00.	VENTAS DE ACTIVOS	1,350,000
330.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	1,350,000
330.2.1.1.1.01.	Terrenos	1,350,000

ARTÍCULO 238. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	7,426,799
Operaciones de Créditos	2,906,991
Transferencias Varias	13,100
Total del Presupuesto de Funcionamiento	**10,346,890**
TOTAL DEL PRESUPUESTO DE GASTOS	**10,346,890**

CAPÍTULO VI
3.65 SUPERINTENDENCIA DEL MERCADO DE VALORES

ARTÍCULO 239. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DEL MERCADO DE VALORES para la vigencia fiscal de 2026:

Ingresos Totales	7,917,400
Menos: Aumento de Reservas	
Ingresos Disponibles	7,917,400
Gastos	7,917,400

ARTÍCULO 240. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

365.0.0.0.0.00.	SUPERINTENDENCIA DEL MERCADO DE VALORES	7,917,400
365.1.0.0.0.00.	INGRESOS CORRIENTES	7,917,400
365.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,721,419
365.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	15,000
365.1.2.3.1.00.	GOBIERNO CENTRAL	15,000
365.1.2.3.1.16.	Ministerio de Economía y Finanzas	15,000
365.1.2.4.0.00.	TASAS Y DERECHOS	6,521,760
365.1.2.4.2.00.	TASAS	6,521,760
365.1.2.4.2.60.	Claves de Operación	6,521,760
365.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	184,659
365.1.2.6.1.00.	OTROS INGRESOS	184,659
365.1.2.6.1.01.	Multas, Recargos e Intereses	112,936
365.1.2.6.1.99.	Otros Ingresos Varios	71,723
365.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	1,195,981
365.1.4.1.0.00.	DISPONIBLE EN CAJA Y BANCO	1,195,981
365.1.4.1.4.00.	INTERMEDIARIOS FINANCIEROS	1,195,981
365.1.4.1.4.01.	Saldo Corriente	1,195,981

ARTÍCULO 241. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SUPERINTENDENCIA DEL MERCADO DE VALORES para la vigencia fiscal de 2026, cuya asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	5,314,188
Regulación del Mercado de Valores	2,603,212

Total del Presupuesto de Funcionamiento	**7,917,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**7,917,400**

CAPÍTULO VII
3.90 INSTITUTO DE SEGURO AGROPECUARIO

ARTÍCULO 242. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2026:

Ingresos Totales	11,147,322
Menos: Aumento de Reservas	
Ingresos Disponibles	11,147,322
Gastos	11,147,322

ARTÍCULO 243. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

390.0.0.0.0.00.	INSTITUTO DE SEGURO AGROPECUARIO	11,147,322
390.1.0.0.0.00.	INGRESOS CORRIENTES	6,457,257
390.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,457,257
390.1.2.1.0.00.	RENTA DE ACTIVOS	3,942,852
390.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	3,942,852
390.1.2.1.4.10.	Prima de Seguros	3,942,852
390.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,500,000
390.1.2.3.1.00.	GOBIERNO CENTRAL	2,500,000
390.1.2.3.1.10.	Ministerio de Desarrollo Agropecuario	2,500,000
390.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	14,405
390.1.2.6.1.00.	OTROS INGRESOS	14,405
390.1.2.6.1.99.	Otros Ingresos Varios	14,405
390.2.0.0.0.00.	INGRESOS DE CAPITAL	4,690,065
390.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	4,690,065
390.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	4,690,065
390.2.3.2.1.00.	GOBIERNO CENTRAL	4,690,065
390.2.3.2.1.10.	Ministerio de Desarrollo Agropecuario	4,690,065

ARTÍCULO 244. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	3,103,573
Seguro Agropecuario	3,353,684
Total del Presupuesto de Funcionamiento	**6,457,257**
Inversión	
Equipamento	576,500
Infraestructura	478,002
Garantía para Actividad Agropecuaria	3,495,563
Programa Georreferenciación y Monitoreo	140,000
Total del Presupuesto de Inversión	**4,690,065**
TOTAL DEL PRESUPUESTO DE GASTOS	**11,147,322**

TÍTULO VI
PRESUPUESTOS DEL SECTOR PÚBLICO FINANCIERO

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DEL SECTOR PÚBLICO FINANCIERO

ARTÍCULO 245. Se aprueban los presupuesto de las Entidades del Sector Público Financiero para la vigencia fiscal de 2026, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

	INGRESOS			GASTOS		
INSTITUCIONES	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	**1,323,946,500**	**2,751,684,731**	**4,075,631,231**	**1,128,868,594**	**2,946,762,637**	**4,075,631,231**
BANCO NACIONAL DE PANAMÁ	820,437,000	1,522,998,200	2,343,435,200	707,518,700	1,635,916,500	2,343,435,200
CAJA DE AHORROS	503,509,500	1,228,686,531	1,732,196,031	421,349,894	1,310,846,137	1,732,196,031

ARTÍCULO 246. Se aprueban los gastos corrientes del Presupuesto del Sector Público Financiero para la vigencia fiscal de 2026, cuya composición se expresa a continuación en Balboas:

	GASTOS CORRIENTES					
INSTITUCIONES	OPERACIÓN	TRANSF. CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	**908,262,309**	**175,237,285**	**0**	**0**	**45,369,000**	**1,128,868,594**
BANCO NACIONAL DE PANAMÁ	556,813,500	150,705,200	0	0	0	707,518,700
CAJA DE AHORROS	351,448,809	24,532,085	0	0	45,369,000	421,349,894

ARTÍCULO 247. Se aprueban los gastos de capital del Presupuesto del Sector Público Financiero para la vigencia fiscal de 2026, cuya composición se expresa a continuación en Balboas:

	GASTOS DE CAPITAL				
INSTITUCIONES	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	**2,879,165,607**	**3,097,030**	**0**	**64,500,000**	**2,946,762,637**
BANCO NACIONAL DE PANAMÁ	1,633,891,000	2,025,500	0	0	1,635,916,500
CAJA DE AHORROS	1,245,274,607	1,071,530	0	64,500,000	1,310,846,137

CAPÍTULO II
3.45 BANCO NACIONAL DE PANAMÁ

ARTÍCULO 248. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2026:

Ingresos Totales	2,343,435,200
Menos: Aumento de Reservas	
Ingresos Disponibles	2,343,435,200
Gastos	2,343,435,200

ARTÍCULO 249. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

345.0.0.0.0.00.	BANCO NACIONAL DE PANAMÁ	2,343,435,200
345.1.0.0.0.00.	INGRESOS CORRIENTES	820,437,000
345.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	23,721,900
345.1.2.1.0.00.	RENTA DE ACTIVOS	915,200
345.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	915,200
345.1.2.1.3.99.	Venta de Otros Bienes	915,200
345.1.2.4.0.00.	TASAS Y DERECHOS	22,806,700
345.1.2.4.2.00.	TASAS	22,806,700
345.1.2.4.2.34.	Servicios Administrativos de Cobros y Préstamos	22,806,700
345.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	796,715,100
345.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	750,449,600
345.1.3.1.1.00.	GOBIERNO CENTRAL	73,461,700
345.1.3.1.1.01.	De Gobierno Central	73,461,700
345.1.3.1.2.00.	INSTITUCIONES DESCENTRALIZADAS	2,241,900
345.1.3.1.2.01.	De Instituciones Descentralizadas	2,241,900
345.1.3.1.3.00.	EMPRESAS PÚBLICAS	3,211,400
345.1.3.1.3.01.	De Empresas Públicas	3,211,400
345.1.3.1.6.00.	MUNICIPIOS	66,300
345.1.3.1.6.01.	De Municipios	66,300
345.1.3.1.7.00.	SECTOR PRIVADO	407,466,700
345.1.3.1.7.01.	De Sector Privado	407,466,700
345.1.3.1.8.00.	OTROS	264,001,600
345.1.3.1.8.99.	Otros Intereses y Comisiones	264,001,600
345.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS S/VALORES	46,265,500
345.1.3.2.0.27.	Sector Privado	46,265,500
345.2.0.0.0.00.	INGRESOS DE CAPITAL	1,522,998,200
345.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	1,522,998,200
345.2.1.1.0.00.	VENTAS DE ACTIVOS	1,501,000
345.2.1.1.2.00.	VENTA DE BIENES MUEBLES	1,501,000
345.2.1.1.2.99.	Otros Bienes Muebles	1,501,000
345.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	1,521,497,200
345.2.1.3.1.00.	GOBIERNO CENTRAL	1,000,000,000
345.2.1.3.1.01.	De Gobierno Central	1,000,000,000
345.2.1.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	26,742,000
345.2.1.3.2.10.	Caja de Seguro Social (CSS)	26,742,000
345.2.1.3.3.00.	EMPRESAS PÚBLICAS	20,144,800
345.2.1.3.3.78.	ETESA	7,365,000
345.2.1.3.3.80.	Empresa Metro de Panamá. S.A.	12,779,800
345.2.1.3.6.00.	MUNICIPIOS	1,563,200
345.2.1.3.6.76.	Municipio de Panamá	1,563,200
345.2.1.3.7.00.	SECTOR PRIVADO	473,047,200

345.2.1.3.7.04.	Préstamos Varios	473,047,200

ARTÍCULO 250. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2026, cuya estructura y y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Servicios Bancarios	568,353,800
Transferencias Varias	141,190,400
Total del Presupuesto de Funcionamiento	**709,544,200**
Inversión	
Crédito Comercial	1,220,682,100
Obras y Construcciones	47,455,000
Crédito Agropecuario	234,680,500
Crédito para Vivienda	100,000,000
Equipamiento de Sucursales	31,073,400
Total del Presupuesto de Inversión	**1,633,891,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,343,435,200**

CAPÍTULO III
3.60 CAJA DE AHORROS

ARTÍCULO 251. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la CAJA DE AHORROS para la vigencia fiscal de 2026:

Ingresos Totales	1,732,196,031
Menos: Aumento de Reservas	
Ingresos Disponibles	1,732,196,031
Gastos	1,732,196,031

ARTÍCULO 252. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

360.0.0.0.0.00.	CAJA DE AHORROS	1,732,196,031
360.1.0.0.0.00.	INGRESOS CORRIENTES	503,509,500
360.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	485,127,645
360.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	485,127,645
360.1.3.1.0.17.	A Sector Privado	485,127,645
360.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	18,381,855
360.1.4.1.0.00.	DISPONIBLE EN CAJA Y BANCO	18,381,855
360.1.4.1.4.00.	INTERMEDIARIOS FINANCIEROS	18,381,855
360.1.4.1.4.01.	Saldo Corriente	18,381,855
360.2.0.0.0.00.	INGRESOS DE CAPITAL	1,228,686,531
360.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	1,015,996,540
360.2.1.1.0.00.	VENTAS DE ACTIVOS	480,000
360.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	480,000
360.2.1.1.1.02.	Edificios	480,000
360.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	898,390,950
360.2.1.3.7.00.	SECTOR PRIVADO	898,390,950
360.2.1.3.7.04.	Préstamos Varios	898,390,950
360.2.1.4.0.00.	RECUPERACIÓN DE COLOCACIONES	117,125,590

360.2.1.4.4.00.	INTERMEDIARIOS FINANCIEROS	117,125,590
360.2.1.4.4.99.	Otras Recuperaciones de Colocaciones	117,125,590
360.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	175,000,000
360.2.3.4.0.00.	OTROS INGRESOS DE CAPITAL	175,000,000
360.2.3.4.0.01.	Otros	175,000,000
360.2.4.0.0.00.	SALDO EN CAJA Y BANCO	37,689,991
360.2.4.1.0.00.	DISPONIBLE EN CAJA Y BANCO	37,689,991
360.2.4.1.4.00.	INTERMEDIARIOS FINANCIEROS	37,689,991
360.2.4.1.4.01.	Saldo de Capital	37,689,991

ARTÍCULO 253. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la CAJA DE AHORROS para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Servicios Bancarios	352,520,339
Transferencias Varias	24,532,085
Operaciones Financieras	109,869,000
Total del Presupuesto de Funcionamiento	**486,921,424**
Inversión	
Hipotecarios y Construcción	188,500,000
Adquisición Inmuebles y Equipo	11,409,537
Otros Préstamos	1,014,486,100
Fortalecimiento Tecnológico	16,748,400
Equipamiento de la Sede y Sucursales	14,130,570
Total del Presupuesto de Inversión	**1,245,274,607**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,732,196,031**

TÍTULO VII
PRESUPUESTOS DE OTRAS ENTIDADES DEL SECTOR PÚBLICO

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DE OTRAS ENTIDADES DEL SECTOR PÚBLICO

ARTÍCULO 254. Se aprueban los presupuestos de Otras Entidades del Sector Público para la vigencia fiscal de 2026, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

	INGRESOS			GASTOS		
INSTITUCIONES	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	**522,342,770**	**230,000,000**	**752,342,770**	**407,672,995**	**344,669,775**	**752,342,770**
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	386,714,445	0	386,714,445	272,705,849	114,008,596	386,714,445
EMPRESA NACIONAL DE AUTOPISTAS, S.A.	2,882,443	0	2,882,443	2,882,404	39	2,882,443
EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	132,745,882	230,000,000	362,745,882	132,084,742	230,661,140	362,745,882

ARTÍCULO 255. Se aprueban los gastos corrientes de los presupuestos de Otras Entidades del Sector Público para la vigencia fiscal de 2026, cuya composición se expresa a continuación en Balboas:

	GASTOS CORRIENTES					
INSTITUCIONES	OPERACIÓN	TRANSF. CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	**206,643,370**	**68,657,820**	**0**	**0**	**132,371,805**	**407,672,995**
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	142,337,074	41,296,970	0	0	89,071,805	272,705,849
EMPRESA NACIONAL DE AUTOPISTAS, S.A.	2,809,204	73,200	0	0	0	2,882,404
EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	61,497,092	27,287,650	0	0	43,300,000	132,084,742

ARTÍCULO 256. Se aprueban los gastos capital de los presupuestos de Otras Entidades del Sector Público para la vigencia fiscal de 2026, cuya composición se expresa a continuación en Balboas:

	GASTOS DE CAPITAL				
INSTITUCIONES	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	**341,127,585**	**3,542,190**	**0**	**0**	**344,669,775**
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	111,127,585	2,881,011	0	0	114,008,596
EMPRESA NACIONAL DE AUTOPISTAS, S.A.	0	39	0	0	39
EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	230,000,000	661,140	0	0	230,661,140

CAPÍTULO II
2.02 AEROPUERTO INTERNACIONAL TOCUMEN, S.A.

ARTÍCULO 257. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A para la vigencia fiscal de 2026:

Ingresos Totales	386,714,445
Menos: Aumento de Reservas	
Ingresos Disponibles	386,714,445
Gastos	386,714,445

ARTÍCULO 258. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

202.0.0.0.0.00.	AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A.	386,714,445
202.1.0.0.0.00.	INGRESOS CORRIENTES	386,714,445
202.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	386,714,445
202.1.2.1.0.00.	RENTA DE ACTIVOS	173,649,559
202.1.2.1.1.00.	ARRENDAMIENTOS	96,181,623
202.1.2.1.1.01.	Edificios y Locales	96,181,623
202.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	34,006,388
202.1.2.1.3.04.	VENTA DE ENERGÍA	8,433,661
202.1.2.1.3.07.	Agua	87,851
202.1.2.1.3.11.	Combustible	25,484,876
202.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	43,461,548
202.1.2.1.4.03.	Servicios Telefónicos y Cablegráficos	263,552
202.1.2.1.4.08.	Servicio de Aterrizaje	21,941,674
202.1.2.1.4.09.	Estacionamiento de Aviones	6,501,237
202.1.2.1.4.16.	Servicios de Nave a Tierra y Puente	12,189,819
202.1.2.1.4.17.	Movilización de Carga (Proy. Arenero)	2,565,266
202.1.2.4.0.00.	TASAS Y DERECHOS	187,083,365
202.1.2.4.1.00.	DERECHOS	124,004,289
202.1.2.4.1.17.	Uso de Aeropuertos	95,870,901
202.1.2.4.1.34.	Estacionamiento Público y Estacionómetro	2,116,756
202.1.2.4.1.45.	Concesiones Varias	26,016,632
202.1.2.4.2.00.	TASAS	63,079,076
202.1.2.4.2.24.	Tasa de Servicio Aeroportuario (25%)	18,335,277
202.1.2.4.2.27.	Tasa de Desarrollo Aeroportuario	38,348,361
202.1.2.4.2.90.	Tasa RTID	3,733,943
202.1.2.4.2.91.	TASA MANEJO EQUIPAJE	2,661,495
202.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	25,981,521
202.1.2.6.1.00.	OTROS INGRESOS	25,981,521
202.1.2.6.1.01.	Multas, Recargos e Intereses	2,032,544
202.1.2.6.1.99.	Otros Ingresos Varios	23,948,977

ARTÍCULO 259. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A. para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	178,947,440
Operaciones Aeroportuarias	96,639,420
Total del Presupuesto de Funcionamiento	**275,586,860**

Inversión	
Ampliación y Remodelación	54,956,650
Plan de Expansión	56,170,935
Total del Presupuesto de Inversión	**111,127,585**
TOTAL DEL PRESUPUESTO DE GASTOS	**386,714,445**

CAPÍTULO III
2.75 EMPRESA NACIONAL DE AUTOPISTAS, S.A.

ARTÍCULO 260. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos de la EMPRESA NACIONAL DE AUTOPISTAS, S.A. para la vigencia fiscal de 2026:

Ingresos Totales	2,882,443
Menos: Aumento de Reservas	
Ingresos Disponibles	2,882,443
Gastos	2,882,443

ARTÍCULO 261. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

275.0.0.0.0.00.	EMPRESA NACIONAL DE AUTOPISTAS, S.A.	2,882,443
275.1.0.0.0.00.	INGRESOS CORRIENTES	2,882,443
275.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,500,000
275.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	1,500,000
275.1.2.6.1.00.	OTROS INGRESOS	1,500,000
275.1.2.6.1.99.	Otros Ingresos Varios	1,500,000
275.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	1,382,443
275.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	1,382,443
275.1.4.2.0.01.	Saldo libre en banco	1,382,443

ARTÍCULO 262. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos de la EMPRESA NACIONAL DE AUTOPISTAS, S.A. para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	2,882,443
Total del Presupuesto de Funcionamiento	**2,882,443**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,882,443**

CAPÍTULO IV
2.78 EMPRESA DE TRANSMISIÓN ELÉCTRICA , S.A.

ARTÍCULO 263. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2026:

Ingresos Totales	362,745,882
Menos: Aumento de Reservas	
Ingresos Disponibles	362,745,882
Gastos	362,745,882

ARTÍCULO 264. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

278.0.0.0.0.00.	EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	362,745,882
278.1.0.0.0.00.	INGRESOS CORRIENTES	132,745,882
278.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	132,745,882
278.1.2.4.0.00.	TASAS Y DERECHOS	131,545,882
278.1.2.4.2.00.	TASAS	131,545,882
278.1.2.4.2.65.	Peaje por Transmisión de Energía	131,545,882
278.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	1,200,000
278.1.2.6.1.00.	OTROS INGRESOS	1,200,000
278.1.2.6.1.99.	Otros Ingresos Varios	1,200,000
278.2.0.0.0.00.	INGRESOS DE CAPITAL	230,000,000
278.2.2.0.0.00.	RECURSOS DEL CRÉDITO	230,000,000
278.2.2.2.0.00.	CRÉDITO EXTERNO	230,000,000
278.2.2.2.5.00.	BONOS EXTERNOS	230,000,000
278.2.2.2.5.20.	Bonos Externos ETESA	230,000,000

ARTÍCULO 265. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2026, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	95,864,854
Operación Integrada	36,881,028
Total del Presupuesto de Funcionamiento	**132,745,882**
Inversión	
Transmisión	209,929,129
Fortalec. de Otras Inv. de Etesa	20,070,871
Total del Presupuesto de Inversión	**230,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**362,745,882**

TÍTULO VIII
NORMAS GENERALES DE ADMINISTRACIÓN PRESUPUESTARIA

CAPÍTULO I
DISPOSICIONES GENERALES

ARTÍCULO 266. Objeto. Esta Ley tiene por objeto establecer un conjunto de disposiciones que regirán la administración general presupuestaria de forma integrada, eficiente e intersistémica, en un contexto de sostenibilidad y responsabilidad fiscal, para garantizar la calidad, efectividad y transparencia de las acciones gubernamentales financiadas por el Presupuesto General del Estado.

ARTÍCULO 267. Ámbito. La presente Ley se aplicará para el manejo del Presupuesto General del Estado y será de obligatorio cumplimiento para las instituciones del Gobierno Central, las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros.

En los municipios y juntas comunales, estas normas se aplicarán supletoriamente. De igual forma, en las sociedades anónimas en las que el Estado posea el 51 % o más de las acciones o del patrimonio, en los temas que no desarrolle el respectivo instrumento jurídico mediante el cual se constituyen, siempre que no sean contrarios a la composición jurídica de las sociedades anónimas.

A las personas jurídicas que, al amparo de documento legal idóneo, administren bienes y fondos públicos les serán aplicables estas normas en lo relativo a la presentación de informes a la respectiva entidad estatal sobre el uso, manejo y disposición de los bienes y fondos puestos a su cuidado.

ARTÍCULO 268. Definiciones. Para efectos de la aplicación de la presente Ley, se definen los siguientes conceptos:

1. *Actividad económica del Estado.* Es la provisión de bienes y servicios públicos por parte de las instituciones públicas financiadas por el Presupuesto General del Estado o por parte de empresas públicas y otras formas de organización que administran recursos públicos en el marco de los principios de sostenibilidad y responsabilidad fiscal.
2. *Administración Financiera del Sector Público.* Es el ámbito de intervención de todos los entes rectores de la Gestión Financiera Pública, a través de la centralización técnica-normativa y de la descentralización operativa adecuada de la administración de los recursos públicos.
3. *Administración Presupuestaria.* Es la gestión del Presupuesto General del Estado de forma integrada e intersistémica con los demás entes rectores de la Administración Financiera del Sector Público. Se ejecuta para la implementación de la Política Fiscal y de las políticas públicas establecidas en los instrumentos de la planificación,

mediante la aplicación de principios, reglas y procedimientos por los que se rigen sus componentes, en la aplicación de los fondos públicos.

4. *Administración Financiera Pública.* Es la gestión de los derechos y obligaciones económicas financieras de titularidad o a cargo del Estado, mediante la aplicación de reglas, principios y procedimientos por los que se rigen sus instituciones públicas.
5. *Activos del Sector Público.* Son aquellos cuya titularidad corresponde al Estado, pueden ser financieros y no financieros y son gestionados por las instituciones públicas.
6. *Fondos públicos.* Son los flujos financieros que constituyen activos del Estado, cuya administración se encuentra a cargo del Sector Público, de acuerdo con el ordenamiento legal aplicable.
7. *Materia presupuestaria.* Es el conjunto de partidas del Presupuesto General del Estado que definen los gastos y su financiamiento para el logro de los resultados esperados por la sociedad.
8. *Obligaciones del Sector Público.* Son los pasivos financieros y no financieros, cuya titularidad corresponde al Estado, y son gestionados por las instituciones públicas.
9. *Política Fiscal.* Es el uso de los instrumentos fiscales como el gasto público, impuestos y financiamiento que influyen en la economía. Se determina siguiendo los principios de sostenibilidad fiscal y responsabilidad fiscal, en cumplimento de las reglas fiscales, y con una visión multianual, a fin de contribuir con la estabilidad macroeconómica mediante una administración adecuada de los recursos públicos, a través de la Administración Presupuestaria.
10. *Presupuesto General del Estado.* Es la estimación de los ingresos y la asignación máxima de los gastos que podrán comprometer las instituciones del Gobierno Central, las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros para ejecutar sus planes, programas y proyectos, así como para lograr los objetivos y las metas institucionales de acuerdo con las políticas del Gobierno, en materia de desarrollo económico y social.
11. *Proceso presupuestario.* Es el ciclo anual mediante el cual se cumple el ejercicio y control de los recursos públicos. Está conformado por las siguientes fases de la Administración Presupuestaria para la gestión del Presupuesto General del Estado: formulación, aprobación, ejecución presupuestaria, seguimiento y evaluación de la ejecución presupuestaria y liquidación y rendición de cuentas.
12. *Provisión y producción de bienes y servicios públicos o privados.* Es el proceso mediante el cual el Estado adquiere bienes y servicios financiados con el Presupuesto General del Estado. La provisión es pública y financiada por el Presupuesto General del Estado; la producción puede ser pública o privada, la primera financiada por el Presupuesto General del Estado y la segunda mediante recursos públicos y/o privados cuya gestión es supervisada por una institución pública, y sus riesgos fiscales gestionados por el Ministerio de Economía y Finanzas.
13. *Recursos públicos.* Es el conjunto de derechos y bienes del Estado.

14. *Riesgos fiscales*. Son factores que pueden afectar el cumplimiento de obligaciones en el marco fiscal. Se establecen en dos categorías de pasivos contingentes: explícitos e implícitos, normados y supervisados por el Ministerio de Economía y Finanzas y gestionados de forma descentralizada por las instituciones públicas. Para su materialización, requieren de la asignación de gastos en el Presupuesto General del Estado.

ARTÍCULO 269. Principios de la Administración Presupuestaria. Las actuaciones de los agentes públicos y privados y, en general, de quienes participen en las distintas fases de la Administración Presupuestaria, en virtud de la presente Ley, se regirán por los principios de legalidad, transparencia, eficiencia, eficacia, publicidad y responsabilidad, divididos en las siguientes tres categorías:

1. Específicos, que tienen como eje los agentes públicos y privados:
   a. Responsabilidad. Los distintos agentes que participan en el proceso presupuestario deben cumplir con la legalidad. Son responsables por el daño o perjuicio que puedan causar en caso de incumplimiento de esta Ley. Los ministros y máximas autoridades de las instituciones públicas son responsables de generar los productos y resultados que se comprometen a alcanzar en los programas presupuestarios.
   b. Probidad. Los integrantes de la Administración Presupuestaria adoptarán las medidas o acciones pertinentes para prevenir cualquier acto de corrupción, procurando satisfacer el interés general, desechando todo provecho o ventaja personal, obtenido por sí o por interpuesta persona, y realizando una gestión conforme a los principios y valores éticos establecidos para la función pública, que garanticen su transparencia y control.
2. Específicos del instrumento del Presupuesto General del Estado:
   a. Calidad del Presupuesto. El Presupuesto General del Estado será gestionado en todo el proceso presupuestario bajo los criterios de eficiencia asignativa y técnica, equidad, efectividad, economía, calidad y oportunidad en la generación de bienes y servicios públicos a los ciudadanos.
   b. Equidad. Las acciones asignadas en el Presupuesto General del Estado deben orientarse al logro de resultados a favor de la población y de mejora o preservación en las condiciones de su entorno.
   c. Especialidad cuantitativa. Toda disposición o acto que implique la realización de gastos debe cuantificar su efecto sobre el Presupuesto General del Estado, de modo que se sujete en forma estricta a la partida presupuestaria autorizada a la institución pública.
   d. Especialidad cualitativa. Los gastos que se establecen en el Presupuesto General del Estado son concretos y determinados, totalmente especificados, es decir, que no se permite efectuar gastos genéricos, existiendo limitaciones al traspaso de asignaciones entre partidas presupuestarias o la creación de otras diferentes a las inicialmente aprobadas.

e. Especialidad temporal. Los recursos que se establecen en el Presupuesto General del Estado son para gastar durante un periodo de tiempo concreto y no por tiempo indefinido. Este periodo de tiempo es lo que se denomina ejercicio fiscal.

f. Multianualidad. Es una gestión articulada de la Administración Presupuestaria bajo una perspectiva multianual alineada a las medidas de la Política Fiscal vigente.

g. No afectación predeterminada. Los ingresos públicos de cada una de las instituciones públicas deben destinarse a financiar el conjunto de gastos presupuestarios previstos en el Presupuesto General del Estado.

h. Integridad. El registro de los ingresos y los gastos se realiza en el Presupuesto General del Estado por su importe total, salvo las devoluciones de ingresos que se declaren indebidos por la autoridad competente.

i. Universalidad y unidad. Todos los ingresos y gastos del Sector Público, así como todos los presupuestos de las instituciones públicas que lo comprenden, se sujetan a la presente Ley, con excepción de la Autoridad del Canal de Panamá, que tendrá presupuesto propio.

j. Información y especificidad. El Presupuesto General del Estado y sus modificaciones deben contener información suficiente y adecuada para efectuar la evaluación de la gestión del presupuesto y de sus logros.

k. Evidencia. Las decisiones en el proceso presupuestario orientadas a la financiación y ejecución de políticas públicas se basan en la mejor evidencia disponible y pertinente.

l. Exclusividad presupuestaria. La Ley del Presupuesto General del Estado contiene exclusivamente materia de orden presupuestaria y con vigencia anual.

m. Unidad de caja. Todos los ingresos deberán consignarse en el Presupuesto General del Estado, y se depositarán a favor del Tesoro Nacional en el Banco Nacional de Panamá, contra el cual se expedirá toda orden de pago para cubrir los compromisos causados por las autorizaciones de gastos originadas en sus distintas dependencias. Las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros se regirán por el mismo principio de unidad de caja, de conformidad con la autonomía administrativa y financiera dispuesta en su respectiva ley. En el caso de los ingresos creados por leyes con destino específico, su recaudación y depósito se hará de acuerdo con este principio.

3. Específicos de la Administración Presupuestaria:

a. Rectoría normativa y operatividad desconcentrada. La Administración Presupuestaria se regula de manera centralizada en lo técnico-normativo, correspondiendo a las instituciones públicas el desarrollo del proceso presupuestario desconcentrado y operativo.

b. Responsabilidad fiscal. Las políticas públicas se establecen con el compromiso de seguir un manejo fiscal prudente y disciplinado que incluya el estricto cumplimiento del marco macrofiscal, con el objetivo de preservar la estabilidad macroeconómica.

c. Sostenibilidad fiscal. Consiste en preservar la solvencia financiera del Sector Público en el mediano plazo, considerando de forma estricta su capacidad financiera en forma previa a la asunción de obligaciones de cualquier naturaleza que tenga impacto fiscal.

d. Sostenibilidad financiera. Capacidad para financiar compromisos de gastos presentes y futuros dentro de los límites de déficit y deuda pública que garantizan la estabilidad presupuestaria, y están programados en el marco presupuestario de mediano plazo.

e. Equilibrio fiscal. Es la preservación de la sostenibilidad y responsabilidad fiscal establecidas en la normativa vigente en el proceso presupuestario de la Administración Presupuestaria.

f. Regla de oro de la Administración Presupuestaria. La institución no podrá autorizar el trámite para ejecutar cualquier gasto o inversión, si en el Presupuesto General del Estado no se cuenta con la asignación en la partida específica y no exista sostenibilidad financiera, ni podrá realizar ningún pago, si no se ha cumplido previamente con la formalización del proceso presupuestario de esta obligación.

g. Publicidad y transparencia. La información relativa al proceso presupuestario debe ser pública y transparente para los ciudadanos, así como para los entes rectores y los responsables de las instituciones públicas para soportar la toma de decisión y seguimiento de los gastos y de las inversiones. La asimetría de información debe ser mitigada por todos los agentes públicos que interactúan en la Administración Presupuestaria. La transparencia sigue los preceptos de presupuesto abierto, exige un acceso a la información fácilmente entendible por parte de los ciudadanos y se refiere no tan solo a las variables financieras, sino a los productos, resultados y logro de las metas y objetivos de la planificación.

ARTÍCULO 270. Lineamientos generales. La Administración Presupuestaria incorpora los siguientes lineamientos para su gestión eficiente, efectiva y transparente:

1. El papel fundamental del Estado en su actividad económica en la provisión pública de bienes y servicios a la sociedad; su producción, pública o privada, debe ser eficiente y efectiva mitigando costos inadecuados de transacción y buscando maximizar la generación de resultados con valor por dinero a través de la ejecución del Presupuesto General del Estado con aplicación del principio de equidad.
2. La efectividad de la ejecución del Presupuesto General del Estado es un potente instrumento de Política Fiscal, que colabora para el alcance del Producto Interno Bruto (PIB) proyectado; por lo tanto, es fundamental que las evaluaciones trimestrales

de la ejecución presupuestaria hagan seguimiento del cumplimento de la Política Fiscal y de los resultados esperados, y establecer un plan de acción para corregir los desvíos identificados, mitigando los actos y hechos que conllevan a la ineficiencia, la falta de probidad administrativa y la generación de pagos en atraso de la ejecución presupuestaria.

3. La sostenibilidad financiera de las acciones del Estado es garantizada por los preceptos del marco presupuestario de mediano plazo, en el que son establecidas cifras topes de gastos e inversiones para las instituciones públicas, las cuales son vinculantes para el año fiscal del Presupuesto General del Estado e indicativas para los tres futuros años fiscales.
4. La articulación de los instrumentos de planificación con el Presupuesto General del Estado se hace a través de la presupuestación por resultados, orientada en la priorización del financiamiento de los programas presupuestarios por vía de los instrumentos de planificación de gobierno y sectoriales, bajo las metas de la Política Fiscal, en el marco de presupuesto de mediano plazo.
5. La sostenibilidad fiscal requiere el monitoreo de los riesgos fiscales advenidos de la generación de pasivos contingentes explícitos e implícitos; mitigarlos con acciones ex ante, permitiendo el control previo y estableciendo, de ser necesario, la debida provisión presupuestaria para soportar su materialización.
6. Los entes rectores de las funciones de la gestión de finanzas públicas deben de forma articulada proveer informaciones oportunas y transparentes para la Administración Presupuestaria para garantizar la calidad del Presupuesto General del Estado.
7. La transparencia en el proceso presupuestario es un tema central y debe fomentar la publicidad en el lenguaje adecuado a la población, permitiéndose el seguimiento y participación de la sociedad civil en el contexto de una plataforma de presupuesto abierto a través de las instancias legales correspondientes.
8. Las entidades garantizarán los recursos necesarios para honrar el pago de los proyectos de continuidad o de vigencias anteriores, priorizando sobre los otros proyectos de inversión.

CAPÍTULO II
EJECUCIÓN DEL PRESUPUESTO

ARTÍCULO 271. Ejecución del Presupuesto. La ejecución del Presupuesto es el conjunto de decisiones y acciones operativas, administrativas y financieras que se desarrollan para la realización de los planes, programas y proyectos establecidos en el Presupuesto General del Estado.

La ejecución del Presupuesto se basa en dos niveles de competencias:

1. A nivel del ente rector, al que corresponde dirigir la Administración Presupuestaria del Sector Público mediante la asignación anual, registro, seguimiento y evaluación de la ejecución del Presupuesto General del Estado, así como su cierre y liquidación anual.

2. A nivel institucional, que es la instancia que realiza la asignación periódica para cada partida, autoriza el conjunto de decisiones y acciones operativas, administrativas y financieras que se desarrollan para la realización de los planes, programas y proyectos establecidos en el Presupuesto General del Estado.

La ejecución del Presupuesto de Ingresos se fundamenta en el concepto de caja, que es la captación física de los recursos financieros, cuya previsión de disponibilidad permite la ejecución del Presupuesto de Gastos.

Corresponde a la Contraloría General de la República, conforme a la Constitución Política de la República, fiscalizar y regular mediante el Control Previo y Posterior todos los actos de manejo de fondos y otros bienes públicos a fin de que se realicen con corrección, según lo establecido en la ley.

Con el objeto de evaluar la gestión presupuestaria institucional, la información sobre la ejecución presupuestaria de gastos se elaborará sobre la base de la autorización, el compromiso, el devengado y el pago realizado por todos los bienes y servicios que reciben las instituciones que integran el Sector Público.

ARTÍCULO 272. Proyección y seguimiento del déficit fiscal. Con el propósito de garantizar una gestión fiscal responsable, transparente y alineada con la realidad económica del país, el Ministerio de Economía y Finanzas establecerá un mecanismo de estimación anticipada para la instrumentalización del déficit fiscal presupuestario a lo largo de la vigencia fiscal, desde el momento mismo de la elaboración del Presupuesto General del Estado.

El déficit fiscal deberá mantenerse ajustado a la proyección contemplada en el Presupuesto General del Estado, permitiendo una planificación financiera más realista y eficiente, para lo cual se implementará un sistema de seguimiento continuo del déficit fiscal, a fin de realizar los ajustes necesarios en el gasto público conforme a la evolución de los ingresos y egresos, evitando desequilibrios estructurales.

Para el cumplimiento de lo antes expuesto, la Caja de Seguro Social deberá elaborar y presentar al Ministerio de Economía y Finanzas, al inicio de la vigencia fiscal, una proyección trimestral de su saldo fiscal, a efecto de garantizar la sostenibilidad financiera de sus operaciones y facilitar su incorporación en el marco general de evaluación y ajuste del presupuesto del Estado.

ARTÍCULO 273. Asignaciones mensuales. Las instituciones públicas presentarán al Ministerio de Economía y Finanzas, a más tardar quince días después de aprobado el Proyecto de Ley de Presupuesto General del Estado por el Consejo de Gabinete:

1. Las solicitudes de asignaciones mensuales de ingresos y gastos.
2. El flujo de caja por mes para el periodo fiscal.
3. Las metas en función de su estructura programática.

Las asignaciones máximas de los gastos de funcionamiento e inversión se distribuirán en asignaciones mensuales, de acuerdo con el cronograma de ejecución. Las asignaciones mensuales serán evaluadas por el Ministerio de Economía y Finanzas, basándose en los programas de trabajo, los cronogramas de actividades y la previsión del comportamiento de

los ingresos. En caso de que las instituciones públicas no presenten las solicitudes en el plazo señalado, el Ministerio procederá a determinar tales asignaciones.

El Ministerio de Economía y Finanzas informará a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional sobre el detalle del Presupuesto General del Estado, incluyendo las asignaciones mensuales de los ingresos y gastos.

ARTÍCULO 274. Unidad de caja. Todos los ingresos del Gobierno Central deberán consignarse en el Presupuesto, y se depositarán a favor del Tesoro Nacional en el Banco Nacional de Panamá, contra el cual se expedirá toda orden de pago para cubrir los compromisos causados por las autorizaciones de gastos, originadas en sus distintas dependencias.

Las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros se regirán por el mismo principio de unidad de caja, de conformidad con la autonomía administrativa y financiera dispuesta en su respectiva ley y la Cuenta Única del Tesoro.

En el caso de los ingresos creados por leyes especiales con destino específico, su recaudación y depósito se harán de acuerdo con el presente artículo. Para mantener la información actualizada sobre estos ingresos, la respectiva entidad beneficiaria de estos informará los detalles de cada caso al Ministerio de Economía y Finanzas y a la Contraloría General de la República cada vez que sea creado uno de ellos.

ARTÍCULO 275. Fases de la ejecución del Presupuesto de Gastos. La ejecución del Presupuesto de Gastos se realiza en tres etapas secuenciales, posterior a su autorización administrativa correspondiente: Compromiso, Devengado y Pago, conceptos que se definen a continuación:

Compromiso: es el registro de la obligación formalmente adquirida (mediante contratos, órdenes de compra y otros) por una institución pública, conforme a los procedimientos y a las normas establecidas, que conlleva una erogación a favor de terceros con cargo a la disponibilidad de fondos de la respectiva partida presupuestaria del periodo fiscal vigente, y constituye la compra de bienes o servicios, independientemente de su entrega, pago o consumo.

Devengado: es el registro de la obligación de pagar por los bienes o servicios recibidos, entregados por el proveedor, sin considerar el momento en que se consumen. Su registro se hará mediante los informes de recepción de almacén o de servicios.

Pago: es el registro de la emisión y entrega de efectivo por caja menuda, cheque o transferencia electrónica de fondos a favor de los proveedores, por los bienes y servicios recibidos.

SECCIÓN 1.ª
INGRESOS O RENTAS

ARTÍCULO 276. Principios de universalidad, unidad y transparencia. El Presupuesto de Ingresos reflejará el total de los ingresos corrientes y de capital, incluyendo los de gestión institucional, del Gobierno Central, de las Instituciones Descentralizadas, de las Empresas Públicas (incluyendo las constituidas como sociedades anónimas) y de los Intermediarios Financieros, de acuerdo con las fuentes de ingresos establecidas en el Manual de Clasificación Presupuestaria del Ingreso Público.

Esta información debe hacerse de conocimiento público a través de los medios de acceso masivo.

ARTÍCULO 277. Fondos de gestión institucional. Son los ingresos generados por las unidades administrativas de la entidad para solventar gastos específicos.

La totalidad de los ingresos de gestión institucional del Gobierno Central, de las Instituciones Descentralizadas y de las Empresas Públicas e Intermediarios Financieros que se encuentran dentro del Sector Público No Financiero deberá incluirse en el Presupuesto General del Estado en cada vigencia fiscal. Los ingresos de gestión no podrán utilizarse para sustentar gastos de planilla, contratos, alquileres o cualquier otro gasto que genere una obligación recurrente.

El Tribunal Electoral queda exceptuado de esta prohibición cuando esté ejecutando un presupuesto de elecciones y los gastos se refieran al proceso electoral general.

Deben excluirse las donaciones en especie, los ingresos generados por los comités de salud, los clubes de padres de familia y las asociaciones de docentes y de servidores públicos, ya que no constituyen ingresos de gestión institucional por tratarse de organismos no gubernamentales.

También deben excluirse los ingresos generados en centros educativos y universidades cuando provengan exclusivamente de la venta de bienes o servicios concesionados a terceras personas. En los casos de servicios concesionados, solo se ingresarán a la entidad los montos originados por el pago de la concesión o el alquiler acordado en el contrato.

Cuando una entidad pública dedicada al desarrollo de la ciencia, la tecnología y la investigación científica reciba fondos de organismos o empresas nacionales o del extranjero para realizar estudios, investigaciones y análisis relativos al desarrollo científico, tecnológico y sanitario, utilizará los mecanismos establecidos en los términos acordados en el respectivo documento suscrito con el suscriptor. Los gastos y activos resultantes en cada ejercicio fiscal deberán ser incorporados en cada periodo fiscal.

ARTÍCULO 278. Ingresos adicionales. Si una entidad del Gobierno Central o de las Instituciones Descentralizadas, de las Empresas Públicas (incluyendo las constituidas como sociedades anónimas) y de los Intermediarios Financieros devenga, recauda o percibe una fuente de ingresos no presupuestado originalmente por ley, decreto o resolución, deberá

incorporarlo al Presupuesto mediante crédito adicional, en el año de su recaudo. Se incluyen en este concepto los ingresos de gestión institucional y las donaciones voluntarias o producto de convenios.

Igual tratamiento se dará a las donaciones en especie; no obstante, deberán ser puestas en conocimiento del Ministerio de Economía y Finanzas y de la Contraloría General de la República, para efectos del cierre y la liquidación del Presupuesto, según los procedimientos establecidos para dichas entidades. Esta información también se deberá poner en conocimiento a la Comisión de Presupuesto de la Asamblea Nacional respecto a este ingreso adicional, para efectos de la inclusión de este al Presupuesto mediante crédito adicional.

Si las entidades gubernamentales generan ingresos mayores de los estimados en su Presupuesto, el Ministerio de Economía y Finanzas podrá disponer el uso de estos, exclusivamente para el rubro de inversión.

ARTÍCULO 279. Ingresos del crédito interno. Las entidades públicas podrán gestionar la contratación de recursos del crédito, previa autorización del Ministerio de Economía y Finanzas.

Las entidades públicas de financiamiento que otorgan facilidades de crédito a instituciones públicas suministrarán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros diez días de cada mes, un informe que refleje el estado del crédito concedido a las entidades públicas.

ARTÍCULO 280. Excedentes de los ingresos. Cuando las recaudaciones de los ingresos excedan a los ingresos estimados en el Presupuesto General del Estado, podrán ser incorporadas, mediante créditos adicionales, para su uso.

En el caso de los ingresos corrientes, deberá tomarse del total de los excedentes, debidamente comprobado.

En caso de no procederse según lo indicado, se reflejará como saldo en caja al final del periodo. Cuando se trate de ingresos de aplicación específica, el excedente se determinará en forma individual.

ARTÍCULO 281. Aportes y dividendos al Estado. Las entidades públicas están en la obligación de cumplir con el aporte y dividendo de los ingresos contemplados dentro del Presupuesto General del Estado y deberán presentar a la Comisión de Presupuesto un informe trimestral de los aportes y dividendos del Estado y sus estados financieros. Si estos recursos son inferiores al presupuestado, las entidades comunicarán al Ministerio de Economía y Finanzas las razones por las cuales no puedan cumplir con el aporte, para su evaluación. El representante legal de la entidad y la junta directiva sustentarán la disminución ante la Comisión de Presupuesto de la Asamblea Nacional, y el Ministerio de Economía y Finanzas recomendará los ajustes en los gastos. En caso de que no se cumpla con esta disposición, el Ministerio de Economía y Finanzas ordenará mediante nota al Banco Nacional de Panamá y/o la Caja de Ahorros, según sea el caso, el débito de la cuenta.

ARTÍCULO 282. Ingresos recaudados inferiores a los presupuestados. Cuando en cualquier época del año fiscal, el Ministerio de Economía y Finanzas considere fundadamente que los ingresos recaudados son inferiores a los establecidos en el Presupuesto General del Estado y no exista previsión para solventar tal situación, procederá conforme al procedimiento establecido en el artículo 342.

ARTÍCULO 283. Modificación de los ingresos. Las entidades públicas podrán solicitar al Ministerio de Economía y Finanzas reducciones e incrementos entre las partidas de ingresos, a fin de mantener el monto de la recaudación programada y del equilibrio presupuestario. El Ministerio de Economía y Finanzas realizará las adecuaciones en la fuente de la partida de gastos cuando se requiera, y lo comunicará, según proceda, al solicitante, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 284. Depósito de los fondos públicos. El Banco Nacional de Panamá será el depositario oficial de los fondos públicos, y la Contraloría General de la República será la responsable de vigilar que, por ningún concepto, se abran cuentas en otras entidades financieras. En caso de que así se hiciera, aun cuando se trate de depósitos a plazo fijo, la Contraloría General de la República procederá a cancelar los fondos y a ingresar los depósitos al Tesoro Nacional o a la cuenta de la institución del Sector Descentralizado en el Banco Nacional de Panamá, según sea el caso.

Se exceptúan de esta disposición la Caja de Seguro Social, el Ministerio de Desarrollo Social, el Instituto para la Formación y Aprovechamiento de los Recursos Humanos, el Registro Público de Panamá, el Benemérito Cuerpo de Bomberos de la República de Panamá y las entidades autónomas del Estado reconocidas como tales en su respectivo instrumento orgánico, instituciones que, por la naturaleza de sus operaciones y/o el origen de sus recursos y reservas, podrán colocar parte de estos en la Caja de Ahorros, para lo cual deberán solicitar previamente autorización al Ministerio de Economía y Finanzas y notificar a la Contraloría General de la República para implementar el mecanismo de fiscalización y refrendo de esos recursos.

SECCIÓN 2.ª
EGRESOS O GASTOS

ARTÍCULO 285. Niveles de asignación de recursos. La asignación de recursos corresponderá al último rango o nivel de la estructura programática, que está constituida por: programa, subprograma y actividad o proyecto.

ARTÍCULO 286. Ejecución de las asignaciones mensuales. La ejecución del Presupuesto de Gastos se realizará en función de las asignaciones mensuales, la autorización administrativa institucional y sobre la base de las fases de Compromiso, Devengado y Pago.

ARTÍCULO 287. Control de las asignaciones mensuales. El control de las asignaciones mensuales lo llevarán las propias instituciones, el Ministerio de Economía y Finanzas, por medio de la Dirección de Presupuesto de la Nación, y la Contraloría General de la República, por medio de la Dirección de Métodos y Sistemas de Contabilidad, en el ámbito de sus respectivas competencias y responsabilidades. El saldo disponible de una partida al finalizar un mes podrá ser acumulado a la asignación del siguiente mes, previa autorización del Ministerio de Economía y Finanzas.

Cada institución, a través de la respectiva Oficina de Registro y Control Presupuestario, velará por el registro oportuno, exacto y correcto de los documentos de afectación presupuestaria, principalmente para que el compromiso corresponda a la naturaleza del gasto que se haya obtenido la autorización del nivel pertinente y que exista la disponibilidad presupuestaria para cubrirlo.

ARTÍCULO 288. Redistribución de las asignaciones mensuales. Las entidades públicas podrán solicitar redistribuciones de las asignaciones mensuales al Ministerio de Economía y Finanzas, que las evaluará y comunicará al solicitante cuando proceda.

La evaluación y comunicación se harán electrónicamente y se enviarán a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento, dentro de los primeros veinte días del mes.

ARTÍCULO 289. Escala salarial y límite de remuneración. La escala salarial para el nivel directivo de la Administración pública quedará consignada conforme a la estructura de puestos aprobada para cada institución.

Con excepción del presidente de la República, el vicepresidente, los ministros de Estado y demás cargos establecidos por ley, ningún funcionario podrá recibir en concepto de sueldo, gastos de representación o cualquier otra remuneración una suma mayor que la asignada para el cargo de ministro de Estado, en cada concepto.

Quedan comprendidos dentro de la excepción que señala este artículo los decretos de personal de los ministerios del Gobierno Central que en forma expresa autorice el Órgano Ejecutivo y las acciones de personal del resto del Sector Público que autorice el Órgano Ejecutivo mediante decreto ejecutivo.

En el caso del Órgano Legislativo y del Órgano Judicial, esta excepción se aplicará para los sueldos superiores al monto de cinco mil balboas (B/.5,000.00) mensuales.

ARTÍCULO 290. Pago de vacaciones. Solo se pagarán las vacaciones a funcionarios activos cuando se haga uso del tiempo, y a los exfuncionarios, con cargo a créditos reconocidos, cuando la partida esté consignada en el presupuesto de la respectiva institución. La entidad se responsabiliza de consignar en el presupuesto las cifras requeridas para atender este pago.

Los funcionarios que hayan acumulado más de dos meses de vacaciones deberán hacer uso del excedente en forma programada.

El Órgano Ejecutivo podrá determinar lo conducente en cuanto a los organismos de seguridad del Estado.

PARÁGRAFO. Se exceptúa el caso de los funcionarios activos con periodos constitucionales o legales que sean nombrados y reelectos en sus cargos, quienes tendrán derecho a cobrar en efectivo las vacaciones correspondientes a periodos anteriores al que desempeñan, cuando exista la partida presupuestaria asignada en el Presupuesto con el objeto de gasto de crédito reconocido.

ARTÍCULO 291. Prohibición de ejercer un cargo antes de la toma de posesión. Ninguna persona entrará a ejercer cargo público de carácter permanente, probatorio o transitorio, sin que antes hubiera tomado posesión del cargo, previa autorización del nombramiento mediante el decreto o resuelto de personal correspondiente, y solo tendrá vigencia fiscal con posterioridad a la fecha de la toma de posesión.

Si un funcionario pasa a ocupar otro cargo público o recibe un ajuste salarial, recibirá la nueva remuneración desde la fecha de toma de posesión y en ningún caso tendrá efecto retroactivo, salvo casos amparados en leyes especiales.

El personal que designe el Órgano Ejecutivo y el personal docente del Ministerio de Educación y de las universidades oficiales, así como los médicos y odontólogos internos y médicos residentes del Ministerio de Salud y de la Caja de Seguro Social, podrán iniciar sus servicios, siempre que la entidad cuente con la asignación presupuestaria correspondiente, antes de la formalización de su nombramiento, mediante una toma de posesión provisional, en la cual se constate el cargo, el número de posición, el monto de los emolumentos, la fecha de inicio de labores y las partidas presupuestarias correspondientes.

PARÁGRAFO. En los casos de sociedades anónimas en las que el Estado sea dueño del 51 % o más de sus acciones o del patrimonio y cuya relación laboral es regida por el Ministerio de Trabajo y Desarrollo Laboral, el inicio de labores del funcionario quedará expresado en el respectivo contrato de trabajo o la adenda del contrato de trabajo.

ARTÍCULO 292. Ejercicio de un cargo laboral interino dentro del Sector Público. Cuando un servidor público se nombre interinamente en reemplazo en un cargo con estatus de licencia, se devengará el salario de ese cargo, solamente en el periodo de la licencia. La acción de nombramiento para ese reemplazo debe indicar la fecha de inicio y término del periodo que dure la interinidad.

ARTÍCULO 293. Acciones de personal. Las acciones de personal relativas a nombramientos, destituciones, ajustes salariales y ascensos emitidos por las instituciones del Gobierno Central se remitirán al Ministerio de Economía y Finanzas para su revisión presupuestaria, que las remitirá posteriormente al presidente de la República para su consideración y aprobación. Las acciones de personal de las instituciones del Sector Descentralizado se remitirán al Ministerio de Economía y Finanzas para su verificación y registro presupuestario.

Todas las acciones de personal relativas a nombramientos, destituciones, ajustes salariales y ascensos que integran el Sector Público deben ser remitidas al Ministerio de Economía y Finanzas para su revisión presupuestaria. El presupuesto relativo a Servicios

Personales se formulará con base en la estructura de puestos existentes en el Ministerio de Economía y Finanzas.

Corresponderá a la entidad respectiva cumplir previamente con la reglamentación de la carrera pública a la que pertenece cada servidor público.

Se exceptúan de esta norma los nombramientos de ministros, viceministros, directores y subdirectores generales, gerentes y subgerentes generales, rectores y vicerrectores y administradores y subadministradores generales, los cuales se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento y a la Contraloría General de la República para su incorporación a la planilla correspondiente.

Las acciones de personal (nombramientos, destituciones, ajustes salariales y ascensos de personal fijo, transitorio y contingente) que realicen la Asamblea Nacional, la Contraloría General de la República, el Órgano Judicial, el Ministerio Público, el Tribunal Electoral, el Tribunal de Cuentas, la Fiscalía General de Cuentas, la Defensoría del Pueblo, la Caja de Seguro Social, la Superintendencia de Bancos, la Superintendencia del Mercado de Valores y la Superintendencia de Seguros y Reaseguros de Panamá se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento, y a la Contraloría General de la República para su incorporación a la planilla correspondiente. Se consideran como una extensión de la Asamblea Nacional las oficinas ubicadas en los circuitos electorales.

Las acciones de personal de las empresas públicas constituidas como sociedades anónimas serán enviadas al Ministerio de Economía y Finanzas para su conocimiento mediante registro en el sistema previsto para tal fin.

ARTÍCULO 294. Personal transitorio y contingente. Personal transitorio son los funcionarios que ocupan cargos en programas, actividades o proyectos, debidamente incluidos en la estructura de personal, cuyo periodo no será mayor de doce meses y expirará con la vigencia fiscal. Personal contingente son los funcionarios que ocupan cargos en programas o actividades con base en el detalle de la estructura de puestos, cuyo periodo no será mayor al ejercicio fiscal.

Para estos nombramientos, la entidad correspondiente remitirá previamente las acciones de personal al Ministerio de Economía y Finanzas, para su debida verificación y registro presupuestario. Posteriormente, la entidad lo remitirá a la fiscalización de la Contraloría General de la República.

El personal asignado a proyectos de inversión cuyas fuentes de financiamiento involucren recursos locales y externos, se imputará únicamente al Objeto de Gasto 004 Personal Transitorio para Inversiones.

Se prohíbe contratar personal dentro del Objeto de Gasto 004 para ocupar cargos en programas o actividades relacionadas con el funcionamiento de las entidades públicas.

PARÁGRAFO. Las entidades públicas que realicen nombramientos de personal transitorio y contingente deberán incluir obligatoriamente el pago de las cuotas a la seguridad social y la respectiva partida del XIII mes, cuando se confeccionen las planillas adicionales y eventuales.

Cuando se requiera transferir personal transitorio o contingente a personal permanente, deberá realizarse a través de una posición vacante.

ARTÍCULO 295. Prohibición de nombrar personal interino. No se podrá nombrar personal con carácter interino cuando el titular del cargo se encuentre en uso de vacaciones o de licencia con derecho a sueldo, con excepción de los casos de funcionarios cuyas actividades están relacionadas directamente con la función de enseñanza-aprendizaje y de asistencia médica de las instituciones de educación y salud, respectivamente.

ARTÍCULO 296. Servicios especiales. Los servicios especiales comprenden los servicios prestados por profesionales, técnicos o personas naturales que son sujetos a contribuciones personales a la seguridad social, horario laboral, con periodo definido y no forman parte de la planilla estatal. Se podrá cargar a esta partida la contratación de funcionarios, cuando estos obtengan licencia sin sueldo en la institución donde laboran y los servicios sean prestados en una institución distinta a la que concede la licencia.

Corresponderá a la Contraloría General de la República la verificación y el control de la dualidad e incompatibilidad para el ejercicio de dicha contratación. Se entiende que no existe dualidad cuando el contratista sea pagado a través del Objeto de Gasto 172 y labore en el Sector Privado.

Los honorarios mensuales para este tipo de contratación no excederán el monto equivalente a tres mil balboas (B/.3,000.00) mensuales, y la autorización se otorgará de acuerdo con el detalle incluido en el Presupuesto General del Estado. Los contratos que por la calidad del servicio excedan el monto establecido deberán contar con la excepción del Órgano Ejecutivo. Se excluyen de esta norma el Órgano Legislativo y el Órgano Judicial, cuyo monto y condiciones deberán establecerse mediante documento legal interno y enviar el detalle de la estructura al Ministerio de Economía y Finanzas. Dichas contrataciones tendrán que reflejar la información siguiente: tipo de servicio especial requerido, número de meses y monto de la cuantía mensual y total, y disponibilidad presupuestaria para cubrir las contribuciones a la seguridad social.

Los pagos de estos honorarios se podrán hacer conforme lo establezca el contrato mensual, quincenal o en forma parcial contra informe de avance, y el pago final contra la aprobación del producto final de los servicios contratados, de acuerdo con la plantilla de estructura de puestos, previamente autorizada y registrada por el Ministerio de Economía y Finanzas.

Los reportes de estos gastos de servicios especiales serán publicados de forma mensual en el formato de datos abiertos en la página web de cada entidad contratante. El archivo deberá ser publicado en un espacio de fácil acceso para la ciudadanía.

PARÁGRAFO. Los contratos por servicios especiales requerirán la autorización e incorporación en el sistema de registro presupuestario bajo la administración del Ministerio de Economía y Finanzas. Se remitirá constancia de estos registros a la Comisión de Presupuesto de la Asamblea Nacional, a la Contraloría General de la República para su incorporación a la planilla correspondiente y a la entidad contratante.

ARTÍCULO 297. Pago de planillas adicionales. Para pagar las planillas adicionales, la entidad debe tener la disponibilidad presupuestaria para hacerle frente al pago y a las prestaciones correspondientes.

ARTÍCULO 298. Consultoría. La contratación de consultorías se ceñirá a los procedimientos previstos en la Ley de Contrataciones Públicas vigente y deberá contar previamente con la certificación del Ministerio de Economía y Finanzas de que cuenta con el financiamiento garantizado para la vigencia corriente. En los casos en que la consultoría se prolongue por dos o más vigencias fiscales, la entidad contratante se obliga a incluir en el presupuesto de las siguientes vigencias las partidas presupuestarias hasta culminar la fecha del contrato.

Los pagos de estos contratos se harán en forma parcial contra informe de avance y nota de aceptación satisfactoria, y el pago final, contra la aprobación del producto final de los servicios contratados o como se defina en el contrato.

Los contratos de consultoría con profesionales o técnicos, personas naturales o jurídicas, nacionales o extranjeros, para la realización de estudios, investigaciones, diseños, supervisión de obras, capacitación y otros de similar naturaleza se imputarán a la partida de consultorías, y deberán definir los objetivos, las tareas que se van a realizar y el cronograma de actividades.

Los reportes de estos gastos, así como los beneficios obtenidos por las consultorías ejecutadas, serán publicados de forma mensual en el formato de datos abiertos en la página web de cada entidad contratante. El archivo deberá ser publicado en un espacio de fácil acceso para la ciudadanía, salvo las restricciones establecidas en la ley o los acuerdos celebrados entre las partes.

El monto total anual destinado a consultorías no podrá superar el 4 % del presupuesto de cada entidad; en caso de ser superior, deberá contar con la aprobación previa del Ministerios de Economía y Finanzas en concordancia con lo establecido en la Ley de Responsabilidad Social Fiscal.

ARTÍCULO 299. Gastos de representación. Solo tendrán derecho a gastos de representación los funcionarios que ocupen como titulares los cargos de: presidente de la República, vicepresidente de la República, ministros y viceministros de Estado, secretarios generales, diputados, secretario y subsecretarios generales de la Asamblea Nacional, director y subdirector nacional de Asesoría Legal y Técnica de Comisiones, director nacional de Asesoría en Asuntos Plenarios, director nacional de Asesoría Legal en Asuntos Administrativos, rectores y vicerrectores de las universidades oficiales, procurador general de la nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, magistrados de los Tribunales Superiores, magistrados del Tribunal Administrativo de Contrataciones Públicas, magistrados del Tribunal Administrativo Tributario, magistrados del Tribunal Electoral, magistrados del Tribunal Administrativo de la Función Pública, el fiscal general electoral, magistrados del Tribunal de Cuentas, fiscal general de cuentas, defensor del pueblo, adjunto del defensor del pueblo, contralor y subcontralor general de la

República, gobernadores, director y subdirector del Instituto Técnico Superior Especializado, directores y subdirectores generales de las instituciones del Sector Descentralizado, superintendentes de Bancos, del Mercado de Valores, de Seguros y Reaseguros y de Sujetos no Financieros, administradores y subadministradores generales de las instituciones del Sector Descentralizado, gerentes y subgerentes generales de las instituciones del Sector Descentralizado, secretario ejecutivo del SIACAP, director y subdirector general de la Policía Nacional, director y subdirector nacional de Inteligencia y Seguridad, director y subdirector general del Servicio Nacional de Fronteras, director y subdirector general del Servicio Nacional Aeronaval, director y subdirector general del Servicio Nacional de Migración, director y subdirector del Servicio de Protección Institucional de la Presidencia de la República, secretarios ejecutivos nacionales de la Presidencia de la República, jefes de misiones diplomáticas, directores y subdirectores nacionales, alcaldes, representantes y concejales, pagados a cargo de cada entidad nominadora o municipio correspondiente, presidente, secretario y tesorero de los consejos provinciales de coordinación, directores regionales y provinciales, comisionados, subcomisionados, mayores y capitanes de la Policía Nacional, del Servicio Nacional Aeronaval, del Servicio de Protección Institucional de la Presidencia de la República, del Servicio Nacional de Fronteras, Benemérito Cuerpo de Bomberos (con cargos de capitán, mayores, tenientes coroneles y coroneles) y los cargos que por ley tengan derecho, siempre que en el Presupuesto se provea la correspondiente asignación. Los gastos de representación se pagarán a los funcionarios mientras ejerzan efectivamente sus respectivos cargos; de lo contrario, la entidad nominadora deberá suspenderle inmediatamente el pago correspondiente al gasto de representación, durante el tiempo en que se encuentren ejerciendo funciones distintas a las previstas en este artículo.

Durante la vigencia de la presente Ley, no podrán incrementarse los gastos de representación respecto a la asignación original para el cargo ni crearse para cargos que no están expresamente citados en el párrafo anterior.

ARTÍCULO 300. Sobretiempo. Solo se reconocerá remuneración por sobretiempo cuando el servidor público haya sido previamente autorizado por el jefe inmediato a laborar en horarios extraordinarios. Dicho sobretiempo solo se podrá autorizar cuando exista la disponibilidad en la partida presupuestaria correspondiente y no exceda del 25 % de la jornada regular de un mes, para casos autorizados por el superior jerárquico inmediato del servidor público. Solo se pagará remuneración por trabajos extraordinarios efectivamente realizados hasta un monto que no exceda el 50 % del sueldo regular de un mes, en casos extraordinarios debidamente autorizados por el superior jerárquico inmediato del servidor público y la autoridad máxima de la institución. Quedan exceptuados de los límites anteriores los funcionarios del Tribunal Electoral cuando se requieran consultas populares y los funcionarios del Sector Salud, por razones de servicios médicos asistenciales requeridos.

ARTÍCULO 301. Viáticos en el interior del país. Cuando se viaje en misión oficial dentro del territorio nacional, se reconocerán viáticos por concepto de alimentación y hospedaje de acuerdo con la tabla siguiente:

1. Para titulares de las entidades públicas: ministros, viceministros, diputados principales y suplentes, secretario y subsecretarios generales de la Asamblea Nacional, procurador general de la nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas, del Tribunal Administrativo Tributario y del Tribunal Administrativo de la Función Pública, contralor y subcontralor general, fiscal general electoral, fiscal general de cuentas, defensor del pueblo, adjunto del defensor del pueblo, secretarios ejecutivos nacionales de la Presidencia de la República, directores y subdirectores generales de las entidades del Sector Descentralizado, gerentes y subgerentes generales, superintendentes de Bancos, del Mercado de Valores, de Seguros y Reaseguros y de Sujetos no Financieros, administradores y subadministradores generales y rectores y vicerrectores de las universidades oficiales, secretario ejecutivo del SIACAP, director y subdirector del Instituto Técnico Superior Especializado, miembros de las juntas directivas de las entidades que conforman el Sector Público: B/. 125.00 diarios.
2. Para otros funcionarios de las entidades públicas, no listados en el numeral anterior del presente artículo: B/.100.00 diarios.

Cuando la misión se cumpla en un día, solo se reconocerán como viáticos los gastos de transporte y alimentación. En caso de que deba cumplirse en el lugar habitual de trabajo, fuera de las horas laborables, podrá reconocerse el gasto de alimentación y transporte con cargo a dichas partidas. Estos pagos se harán de acuerdo con el reglamento que establezcan las entidades, y en ningún caso excederán la tabla general de viáticos que establezca el Ministerio de Economía y Finanzas.

Los servidores públicos deberán rendir un informe de los resultados de la misión oficial realizada a su superior jerárquico.

ARTÍCULO 302. Viáticos en el exterior del país. En los casos en que sea necesario enviar a funcionarios en misiones oficiales fuera del país, el titular de la institución pública que solicite la autorización para el viaje, o en quien este delegue, presentará al Ministerio de la Presidencia la petición de autorización con no menos de quince días de antelación a la fecha de partida.

La solicitud debe tener la información siguiente: el nombre del funcionario que habrá de viajar; el país o los países que visitará; el objeto del viaje; los resultados esperados de la misión, basados en el perfil y funciones del cargo, las necesidades y requerimientos estratégicos medibles de la institución; el costo total del viaje, desglosando los gastos de transporte y de viáticos del funcionario, y el detalle de la ruta e itinerario de las líneas aéreas que se utilizarán.

El titular de la institución pública solicitante, en cumplimiento de la corresponsabilidad atribuida en la Ley 34 de 2008, De Responsabilidad Social Fiscal, y demás normas aplicables, tendrá la obligación y responsabilidad directa e intransferible de garantizar que los fondos públicos asignados a dicha entidad para misiones oficiales o capacitación de funcionarios en el exterior se manejen responsablemente y conforme a lo

dispuesto en el párrafo anterior. El Ministerio de la Presidencia podrá negar o revocar estas solicitudes de autorización, en cualquier momento, en caso de incumplimiento a lo antes expuesto por razones justificadas.

Se excluyen de este requisito de autorización a los funcionarios de los Órganos Legislativo y Judicial, del Ministerio Público, de la Contraloría General de la República, del Tribunal Electoral, del Tribunal Administrativo de Contrataciones Públicas, del Tribunal Administrativo Tributario, del Tribunal Administrativo de la Función Pública, del Tribunal de Cuentas, de la Fiscalía General de Cuentas, de la Defensoría del Pueblo, municipios, consejos provinciales, las sociedades anónimas de propiedad del Estado, los intermediarios financieros y la tripulación del avión presidencial, quienes solicitarán la autorización para el viaje de acuerdo con el procedimiento correspondiente establecido para tal fin por cada uno de los órganos e instituciones mencionados.

Los viáticos serán los siguientes:

Para todos los funcionarios de las entidades públicas en ejercicio de sus funciones serán de la siguiente manera:

Europa, Asia, África y Oceanía	B/.600.00 diarios
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.500.00 diarios
México, Centroamérica, el Caribe y el resto de América Latina	B/.400.00 diarios.

No se reconocerán viáticos al funcionario en misión oficial el día de regreso al país.

Cuando un funcionario participe en un evento internacional y la institución patrocinadora u otra autoridad, organismo o entidad del exterior vinculada con la actividad no cubra la totalidad de los viáticos, este recibirá el 50 % del viático establecido en el presente artículo según la región a la que viaje.

Cuando el funcionario asista a algún evento cuya modalidad esté relacionada con una capacitación, deberá presentar el certificado que otorga el organismo respectivo a su regreso al país.

Las tablas de viáticos en el exterior arriba señaladas no se aplicarán a los servidores públicos designados en cargos públicos de tiempo definido en el exterior, y a las capacitaciones y entrenamientos en el exterior de los servidores públicos cuando sean superiores a treinta días ordinarios. En su lugar, se aplicará una tabla de viáticos complementarios fijados por el Órgano Ejecutivo, a través del Ministerio de Relaciones Exteriores, mediante decreto ejecutivo, aplicada a la totalidad de las entidades públicas.

Se entiende que corresponde a cargos públicos de tiempo definido en el exterior, entre otras, la designación de personal diplomático en el exterior, incluida las agregadurías policiales o de seguridad en las sedes diplomáticas, la representación del país o de instituciones estatales ante organismos internacionales similares.

El funcionario designado para atender una misión oficial en el exterior relacionada con las funciones que ejerce a su regreso al país y dentro del término de treinta días calendario deberá presentar un informe sustantivo ante la Dirección Administrativa de su entidad, sobre los resultados de la misión atendida. Cuando el funcionario asista por algún evento cuya modalidad esté relacionada con una capacitación, junto al informe sustantivo, deberá presentar el certificado que otorga el organismo respectivo.

A su vez, dentro de los treinta días calendario siguientes a su regreso, el funcionario deberá enviar a la Autoridad Nacional de Transparencia y Acceso a la Información copia del correspondiente informe sustantivo.

ARTÍCULO 303. Viajes de funcionarios al exterior en clase ejecutiva. Cuando se viaje en misión oficial fuera del territorio nacional, tendrán derecho a hacerlo en clase ejecutiva los siguientes funcionarios titulares:

1. Para los siguientes funcionarios titulares de entidades públicas: El presidente y el vicepresidente de la República, los ministros y viceministros, los diputados principales y suplentes, el procurador general de la nación, el procurador de la Administración, los magistrados de la Corte Suprema de Justicia y del Tribunal Electoral, el contralor y el subcontralor general de la República, cuando viajen al exterior en misión oficial, podrán hacerlo en clase ejecutiva, siempre que el viaje sea mayor de tres horas. Se exceptúan de este requisito al presidente y el vicepresidente de la República, presidente del Órgano Legislativo y presidente del Órgano Judicial.

Los funcionarios titulares de las entidades públicas que no se encuentren listados expresamente en el numeral anterior y los funcionarios no titulares que viajen al exterior en misión oficial lo harán en clase económica, sin excepción. Los funcionarios que requieran viajar en una clase superior deberán pagar la diferencia del costo del pasaje de su propio peculio.

ARTÍCULO 304. Transferencias a entidades descentralizadas. Las transferencias corrientes y de capital a favor de las entidades descentralizadas se asignarán y ejecutarán a través del ministerio coordinador del sector para fines de registro e información sectorial.

ARTÍCULO 305. Pago de obligaciones a la seguridad social. Los pagos correspondientes a la seguridad social serán centralizados a través de la Dirección General de Tesorería del Ministerio de Economía y Finanzas, que retendrá la porción correspondiente al pago de las obligaciones de la seguridad social de las entidades del Gobierno Central, las Entidades Descentralizadas Subsidiadas, las Entidades Públicas Subsidiadas, las Alcaldías y las Juntas Comunales.

ARTÍCULO 306. Transferencias a personas naturales o jurídicas. Cuando se trate de transferencias a personas naturales o jurídicas y a organismos internacionales, el ministerio respectivo autorizará la disposición de dichos recursos y llevará un registro y control de los desembolsos, de conformidad con las normas y procedimientos vigentes.

ARTÍCULO 307. Indemnizaciones ordenadas por los tribunales ordinarios y de arbitrajes. Las sentencias ejecutoriadas de los tribunales que ordenen indemnizaciones son de obligatorio cumplimiento para las instituciones públicas. Para cumplir esta obligación, la respectiva institución podrá solicitar una transferencia de partida o un crédito adicional para cubrir tal erogación si no hubiera asignación para ese propósito. Cuando estas

indemnizaciones causen erogación en más de un ejercicio fiscal, las partidas correspondientes deberán consignarse anualmente en el presupuesto de la institución pública respectiva hasta su cancelación.

En el caso de pago de obligaciones adeudadas a funcionarios fallecidos, la cancelación de esas sumas a quienes resulten sus beneficiarios se realizará conforme lo dispone la ley.

El Ministerio de Economía y Finanzas para hacerle frente a los fallos judiciales y de arbitrajes contra la nación podrá usar partidas presupuestarias de la entidad pública que dio origen a la demanda. En este sentido, el Ministerio de Economía y Finanzas transferirá mediante el procedimiento de traslados de partidas las asignaciones presupuestarias correspondientes, para que en nombre de la nación honre la obligación del fallo.

ARTÍCULO 308. Prestaciones laborales a los servidores públicos. Toda persona nombrada permanente o eventual en cargos en el Órgano Ejecutivo, el Órgano Legislativo, la Contraloría General de la República, la Caja de Seguro Social, las Instituciones Descentralizadas y los Intermediarios Financieros que perciba remuneración del Estado y sea destituida de su cargo en la Administración pública de manera injustificada tendrá derecho a recibir una indemnización calculada de acuerdo con la ley.

ARTÍCULO 309. Contratación de pólizas de vida o de salud por parte de las instituciones públicas. Las instituciones públicas comprendidas dentro del ámbito de aplicación de la presente Ley que contemplen la contratación de pólizas de vida o de salud para sus servidores públicos, pólizas de autos estatales y póliza de incendio deberán contar, de forma previa, con la debida autorización emitida por su máxima autoridad o ente correspondiente.

Para efectos de la autorización y posterior inclusión en el presupuesto institucional, la contratación de dichas pólizas deberá ajustarse a los criterios y lineamientos técnicos y financieros que establezca el Ministerio de Economía y Finanzas, en cumplimiento con las disposiciones legales y reglamentarias aplicables en materia de gestión fiscal, sostenibilidad presupuestaria y uso eficiente de los recursos públicos.

ARTÍCULO 310. Uso de celulares. El gasto en concepto de celulares adquiridos para el servicio público, de acuerdo con los límites contratados, incluyendo los de tecnología avanzada, solo se reconocerá a los funcionarios que ejercen los cargos de presidente y vicepresidente de la República, diputados principales y suplentes, secretario y subsecretarios generales de la Asamblea Nacional, ministros y viceministros de Estado, gobernadores, magistrados de la Corte Suprema de Justicia, procurador general de la nación, procurador de la Administración, contralor y subcontralor general de la República, defensor del pueblo, adjunto del defensor del pueblo, magistrados del Tribunal Electoral, fiscal general electoral, magistrados del Tribunal Administrativo de Contrataciones Públicas, magistrados del Tribunal de Cuentas, magistrados del Tribunal Administrativo de la Función Pública, fiscal general de cuentas, magistrados del Tribunal Administrativo Tributario, directores y subdirectores generales, gerentes y subgerentes generales, administradores y

subadministradores generales, superintendentes de Bancos, del Mercado de Valores, de Seguros y Reaseguros y de Sujetos no Financieros, rectores de universidades oficiales, director y subdirector del Instituto Superior Especializado, secretario ejecutivo del SIACAP y secretarios y subsecretarios generales de las entidades del Sector Público.

Adicionalmente a los funcionarios señalados en el párrafo anterior, tendrán derecho al uso de celulares en los ministerios los directores y subdirectores nacionales, secretario general, subsecretario general, así como los asistentes, los asesores, las secretarias y el personal de seguridad del ministro o viceministro y de los diputados, que así lo requieran por la naturaleza de sus funciones y lo hayan autorizado por escrito.

De igual manera, tendrán el mismo derecho los directores y subdirectores nacionales de las entidades del Sector Descentralizado, Empresas Públicas e Intermediarios Financieros.

Los funcionarios no autorizados en los párrafos anteriores deberán incluirse mediante una resolución administrativa firmada por el representante legal de la entidad.

El gasto de celular no podrá ser reforzado en la vigencia fiscal corriente.

ARTÍCULO 311. Adquisiciones y contratos multianuales. En las compras de medicamentos, de equipo e instrumental médico-quirúrgico, de laboratorio, sanitario, odontológico, de rayos X y otros similares, así como en los contratos de alquiler, de mantenimiento, de arrendamiento financiero y operativo y de consultoría, cuya duración sea mayor de un año, se procederá como sigue:

1. La institución cumplirá con el tiempo estimado de los contratos por adquisiciones de bienes y servicios, la certificación de partida presupuestaria de la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas y los pagos efectivos durante el transcurso de dicha ejecución, para cada vigencia fiscal.
2. El acto público se realizará por el valor total del contrato de la adquisición de bienes y servicios. El contrato indicará la partida presupuestaria correspondiente al pago estimado para la vigencia en curso y la obligación de la institución de incluir en los presupuestos de las próximas vigencias fiscales las partidas presupuestarias programadas por los montos a pagar en dichas vigencias.

ARTÍCULO 312. Renovación y/o contratación de arrendamiento de oficinas. Cuando una entidad requiera prorrogar o contratar un nuevo arrendamiento de oficinas, cuyo monto sea superior a ciento cincuenta mil balboas (B/.150,000.00) anual o el canon de arrendamiento mensual a pagar sea superior a once balboas con cincuenta centésimos (B/.11.50) por m2, deberá someterlo a la consideración del Consejo Económico Nacional para su evaluación, y requerirá de la certificación de la partida presupuestaria por la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas, en la que conste que cuenta con la asignación presupuestaria correspondiente.

PARÁGRAFO. Los contratos por arrendamiento de oficina deberán contener por separado el canon de mantenimiento cuando corresponda y el monto mensual de este no podrá ser mayor del monto mensual vigente en el año 2025 o al último acordado.

ARTÍCULO 313. Transferencias electrónicas de las asignaciones presupuestarias. El Ministerio de Economía y Finanzas, por medio de la Dirección General de Tesorería, transferirá a las entidades públicas, mediante las asignaciones mensuales, los recursos programados e imputará electrónicamente dicha transferencia en la partida de gasto del ministerio sectorial correspondiente.

ARTÍCULO 314. Pago de bonos de incentivo por mejora en la recaudación fiscal. Las instituciones públicas cuya función sea recaudar ingresos para la Hacienda Pública y tengan bono de incentivo reconocido por ley cobrarán este cuando la recaudación del periodo fiscal sea superior a la meta de recaudación establecida en el Presupuesto del año fiscal vigente.

La base del bono de incentivo será calculada tomando en cuenta la diferencia del excedente de la recaudación real acumulada al final del periodo fiscal, comparado con la recaudación presupuestada establecida en la Ley de Presupuesto vigente.

Si el bono de incentivo consta en una ley y cumple con la meta de recaudación establecida, la institución podrá emitir la debida autorización del pago, mediante resolución administrativa motivada, para lo cual deberá contar con la correspondiente asignación de los recursos financieros y presupuestarios en el Presupuesto General del Estado.

ARTÍCULO 315. Pago de bonos, gratificaciones e incentivos económicos a los servidores públicos. Las instituciones públicas comprendidas dentro del ámbito de aplicación de la presente Ley solo podrán otorgar bonificaciones, gratificaciones u otros incentivos económicos a sus servidores públicos cuando el derecho a dichos pagos esté expresamente establecido en una ley o convención colectiva.

Si la bonificación, gratificación o incentivo económico consta en una ley o convención colectiva, la institución podrá emitir la debida autorización del pago mediante resolución administrativa motivada, para lo cual deberá contar con la correspondiente asignación de los recursos financieros y presupuestarios en el Presupuesto General del Estado.

ARTÍCULO 316. Liberación de saldos de partidas comprometidas y no devengadas. Las entidades podrán a partir del 1 de julio liberar partidas presupuestarias que a su entendimiento no serán ejecutadas (devengadas) en la vigencia fiscal correspondiente. Para este fin, las entidades deberán enviar nota formal al Ministerio de Economía y Finanzas, en la cual la entidad establece los saldos de las partidas que no podrán ser ejecutadas (devengadas) en la vigencia fiscal para que el Ministerio de Economía y Finanzas proceda con las coordinaciones pertinentes, que conlleven a la liberación de saldos de estas partidas, siempre y cuando no se haya ejecutado lo establecido en el artículo 287.

ARTÍCULO 317. Juntas directivas, juntas asesoras, comisiones, comités u otros. Los miembros de las juntas directivas, juntas asesoras, comisiones, comités y demás organismos similares de Instituciones Descentralizadas, Empresas Públicas, Intermediarios Financieros o cualesquier otras entidades públicas podrán percibir dietas por su asistencia a las sesiones,

hasta un máximo de quinientos balboas (B/.500.00) por mes, siempre que su normativa aplicable contemple el reconocimiento de estas dietas. Las dietas no podrán ser modificadas en la presente vigencia fiscal.

Ningún servidor público que no forme parte de las referidas juntas directivas podrá percibir dietas ni remuneración adicional a su sueldo por razón de los servicios que preste en las reuniones de tales organismos, cuando estas se celebren dentro de su horario de trabajo. Cuando dichas reuniones se celebren fuera de su horario de trabajo, el servidor público tendrá derecho al reconocimiento del tiempo de servicio prestado en dicha reunión, mediante tiempo compensatorio.

ARTÍCULO 318. Subsidios de transporte público y de interés social. Las asignaciones presupuestarias en concepto de subsidios de transporte público estatal y los de interés social serán, previamente evaluados por el ministerio rector, en coordinación con el Ministerio de Economía y Finanzas, mediante un estudio y aprobado en el Presupuesto General del Estado. Este estudio será presentado a la Comisión de Presupuesto de la Asamblea Nacional.

SECCIÓN 3.ª
EJECUCIÓN DE LAS INVERSIONES PÚBLICAS

ARTÍCULO 319. Ejecución de inversiones. La ejecución de las inversiones se inicia con el llamado acto público o la solicitud de excepción. Para tal fin, se deberá contar previamente con su autorización en el Presupuesto General del Estado y la disponibilidad de la partida presupuestaria en cada periodo fiscal.

El llamado acto público o la solicitud de excepción deberá indicar la partida presupuestaria con cargo a la cual se realizará el gasto. Las entidades con proyecto de ejecución, en más de un periodo fiscal tendrán la obligación de incluir los recursos necesarios para atender dichos gastos en el Presupuesto General del Estado de las vigencias fiscales correspondientes.

Las inversiones públicas podrán ejecutarse a través del Programa de Dinamización de Inversiones para aplicar normas del Convenio con la Oficina de las Naciones Unidas de Servicios para Proyectos (UNOPS), del Programa de las Naciones Unidas para el Desarrollo (PNUD) o cualesquier otros programas que autorice el Órgano Ejecutivo.

ARTÍCULO 320. Inversiones públicas por contrato. Las inversiones públicas se realizarán por contrato. Para este propósito, las instituciones ejecutoras prepararán o contratarán, con cargo al proyecto, los servicios profesionales o técnicos y de firmas privadas para la confección de los correspondientes pliegos, planos, especificaciones y cronogramas de trabajo que servirán para la realización del acto público y demás trámites pertinentes.

Para estos efectos, las instituciones estatales deberán aportar a la Comisión de Presupuesto de la Asamblea Nacional un estudio de factibilidad y cronograma de ejecución previo, que sustente y garantice el proyecto a ejecutar como inversión pública responsable.

ARTÍCULO 321. Inversiones públicas por administración directa. En caso de urgencia, las inversiones podrán ejecutarse por administración directa. La institución ejecutora deberá contar, antes del inicio de la obra, con los planos terminados, el presupuesto de la obra y el cronograma de realizaciones. El personal asignado a las oficinas ejecutoras de proyectos se podrá contratar como personal contingente o transitorio con cargo al presupuesto de funcionamiento, y podrá permanecer hasta que concluya la ejecución del proyecto. En los casos de proyectos de inversión, cuyas fuentes de financiamiento involucren recursos, tanto locales como externos, se viabiliza la utilización del Objeto de Gastos Personal Transitorio para Inversiones (004). La contratación requerida por servicios profesionales se hará con base en lo establecido en el artículo 296 - Servicios Especiales.

PARÁGRAFO. Los costos de la administración del proyecto, incluyendo al personal asignado, no excederán el 30 % del monto total de la asignación anual del proyecto.

ARTÍCULO 322. Anticipo y pago a contratistas. No se autorizarán pagos sin la presentación de las cuentas debidamente examinadas por la Contraloría General de la República, sobre obras efectivamente realizadas o sobre sus avances. Cuando la ejecución del contrato o de la obra requiera de desembolsos anticipados, el pliego de cargos y las especificaciones técnicas de la licitación pública así lo harán constar, al igual que el respectivo contrato de ejecución de obra, con indicación del requisito de constitución de la fianza de pago anticipado que deberá ser del 100 % del valor anticipado.

En ningún caso, la entidad estatal contratante podrá realizar pagos anticipados que excedan el 20 % del monto contratado.

ARTÍCULO 323. Pago mediante cartas de crédito. La forma de pago mediante el mecanismo de carta de crédito, para compras locales y para compras en el exterior, se utilizará por el Sector Público cuando la naturaleza de la obra así lo amerite, siempre que el pliego de cargos de la respectiva licitación así lo haga constar y quede debidamente estipulado en el correspondiente contrato. La gestión para la apertura del crédito ante el Banco Nacional de Panamá deberá ser previamente autorizada por el Ministerio de Economía y Finanzas y refrendada por la Contraloría General de la República.

ARTÍCULO 324. Inversiones multianuales. Para los efectos de proyectos de inversión de duración mayor de un año, se procederá como sigue:

1. La institución, junto con la Dirección de Presupuesto de la Nación y la Dirección de Programación de Inversiones del Ministerio de Economía y Finanzas, estimará el tiempo de ejecución del proyecto y los pagos efectivos durante el transcurso de ejecución de este.

2. La licitación pública se realizará por la totalidad del proyecto, y el contrato entre el Estado y el contratista incluirá la partida presupuestaria correspondiente al pago estimado para la vigencia en curso, debidamente certificada por la Dirección de Presupuesto de la Nación. De igual forma, el contrato deberá incluir una cláusula que obligue a la institución, y por ende al Estado, a incluir en los presupuestos de la institución de las próximas vigencias fiscales los recursos financieros programados a pagar durante las vigencias correspondientes. Estos proyectos deberán ser incorporados con carácter de prioridad sobre cualquier otro proyecto durante las próximas vigencias fiscales hasta su conclusión, y la institución estará obligada a ejecutar el proyecto en forma prioritaria. Asimismo, el Ministerio de Economía y Finanzas, a través del Presupuesto General del Estado de las vigencias fiscales correspondientes, honrará las obligaciones contraídas y les dará prioridad a los proyectos en ejecución o ejecutados y pendientes de ser cancelados.

ARTÍCULO 325. Aumento del costo de la inversión. Los aumentos del costo total de un proyecto de inversión, debidamente justificados por razones técnicas no previstas en los planos y especificaciones originales, deberán contar previamente con las asignaciones presupuestarias respectivas.

Las adendas por incremento de monto de un contrato deberán cumplir con las autorizaciones que indica la Ley de Contrataciones Públicas para las modificaciones o adiciones a los contratos con base en el interés público.

ARTÍCULO 326. Registro de gastos en los proyectos de inversión. Los desembolsos de los fondos a través de convenios de empréstitos o donaciones deberán ingresar a la Cuenta Única del Tesoro para efectos de registro y, posteriormente, podrán ser depositados en las cuentas indicadas en dichos convenios o donaciones, para los efectos de su administración.

No se registrarán gastos en los proyectos de inversión con financiamiento local, si previamente no se han recibido los desembolsos correspondientes.

ARTÍCULO 327. Registro de las inversiones financieras del Banco Nacional de Panamá, la Caja de Ahorros, la Caja de Seguro Social, las Operaciones Financieras y el Servicio de la Deuda Pública. Por la naturaleza de las inversiones financieras que realizan el Banco Nacional de Panamá, la Caja de Ahorros y la Caja de Seguro Social, los cuales compiten en el mercado financiero, se autoriza para que estas entidades en su Programa de Inversiones Financieras realicen las modificaciones en ejecución de las asignaciones presupuestarias, con la finalidad de mantener el equilibrio entre los gastos y el presupuesto autorizado. De igual manera, esta medida se aplicará a los intereses y comisiones que se pagan a los cuentahabientes, comisiones y gastos bancarios de estas entidades financieras.

Adicionalmente, esto regirá también para cualquier operación financiera, amortización y manejo de pasivo en que incurra el Estado, incluyendo a las empresas estatales que se encuentran fuera del sector público no financiero.

ARTÍCULO 328. Contratos de préstamo externo. Los pliegos de cargos y demás documentos de las licitaciones para la ejecución de obras o adquisición de bienes y servicios, financiados con fondos provenientes de contratos de préstamos con organismos financieros internacionales o gobiernos extranjeros, podrán incluir las normas y procedimientos previstos en dichos contratos.

PARÁGRAFO. Solamente se comprometerá el pago con fuente externa cuando se haya recibido el desembolso o esté garantizada su recepción oficialmente.

ARTÍCULO 329. Solicitud mensual de las asignaciones de fondos a la Dirección de Tesorería. Con la finalidad de mantener una eficiente programación de caja, las entidades subsidiadas solicitarán a la Dirección General de Tesorería mensualmente la asignación de fondos para hacerle frente a los pagos durante el mes correspondiente, compatibilizando la asignación del subsidio con la programación de caja de la Dirección General de Tesorería. Para dar cumplimiento a esta disposición, las entidades subsidiadas deberán presentar a la Dirección General de Tesorería y a la Dirección de Presupuesto de la Nación el flujo de caja mensualizado más tardar en el mes de diciembre de la presente vigencia fiscal, y las actualizaciones del flujo, al final de cada mes.

ARTÍCULO 330. Proyecto de inversión. Ningún proyecto de inversión podrá ejecutarse sin que previamente exista el estudio de costos y beneficio social, si el monto es igual o mayor de 0.1 % del Presupuesto General del Estado y de prefactibilidad en caso de montos menores de 0.1 % y mayores de cinco millones de balboas (B/.5,000,000.00).

ARTÍCULO 331. Fondo de Preinversión. Las instituciones públicas y los gobiernos locales podrán solicitar al Fondo de Preinversión del Ministerio de Economía y Finanzas financiamiento para la realización de estudios de los proyectos de inversión.

SECCIÓN 4.ª
MODIFICACIONES AL PRESUPUESTO

ARTÍCULO 332. Traslado de partida. El traslado de partida es la transferencia de recursos en las partidas del Presupuesto, con saldo disponible de fondos o sin utilizar, a otras que se hayan quedado con saldos insuficientes o que no tengan asignación presupuestaria.

Los traslados de partidas serán tramitados como tales a partir del 15 enero al 15 de noviembre; no obstante, podrán realizarse en cualquier época del año en el caso de inversiones, gastos de funcionamiento para la atención de los servicios sociales y el servicio de la deuda pública.

Las instituciones públicas presentarán las solicitudes de traslados de saldos disponibles de fondos entre las partidas presupuestarias y de los ahorros comprobados en la ejecución presupuestaria debidamente autorizadas por el representante legal de la entidad, o quien él designe, al Ministerio de Economía y Finanzas que, previa verificación de la efectiva disponibilidad de saldos no comprometidos, tramitará o no la correspondiente solicitud.

Los traslados de partidas de trescientos mil balboas con 01/100 (B/.300,000.01) o más se remitirán a la Comisión de Presupuesto de la Asamblea Nacional para su aprobación o rechazo. Una vez aprobados mediante resolución por la Comisión de Presupuesto de la Asamblea Nacional, el Ministerio de Economía y Finanzas incorporará esta aplicación al Sistema Informático aprobado por el Ministerio de Economía y Finanzas y notificará a la entidad.

Si la Comisión no realiza ninguna actuación dentro de los treinta días calendario siguiente al recibo de la solicitud, se entenderá que ha sido aprobada la modificación correspondiente. Si, por el contrario, la Comisión de Presupuesto de la Asamblea Nacional realiza algún tipo de actuación con respecto a la solicitud de traslado, se suspende el término y se comunicará a la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas y a la entidad solicitante, hasta que la entidad solicitante realice sustentación ante la Comisión, que la aprobará o la rechazará.

Los traslados solicitados por las entidades públicas que asciendan:

1. Hasta cien mil balboas con 00/100 (B/.100,000.00) podrán, previa evaluación del Ministerio de Economía y Finanzas, ser tramitados, realizados y autorizados por estas y remitidos dentro de los primeros veinte días de cada mes para su información a la Comisión de Presupuesto y al Ministerio de Economía y Finanzas.
2. De cien mil balboas con 01/100 (B/.100,000.01) hasta trescientos mil balboas con 00/100 (B/.300,000.00) previa verificación de la disponibilidad de saldos no comprometidos, el Ministerio de Economía y Finanzas tramitará o no la correspondiente solicitud y remitidos dentro de los primeros quince días de cada mes, para su información a la Comisión de Presupuesto.

La Comisión de Presupuesto no tramitará traslado adicional a ninguna institución que incumpla con la remisión del respectivo informe. Esta Comisión podrá hacer las citaciones a las instituciones solicitantes, cuando considere necesario requerir una sustentación de estos traslados. Para dar cumplimiento a esta disposición, la Dirección Nacional de Contabilidad parametrizará en el Sistema Informático lo señalado en el artículo siguiente, sobre las limitaciones a los traslados de partidas, para mantener controles correspondientes, de tal manera que se cumpla con las disposiciones que establece la Ley 34 de 2008, De Responsabilidad Social Fiscal, la Ley 38 de 2012, que crea el Fondo de Ahorro de Panamá, y las reformas a dichas legislaciones establecidas por la Ley 51 de 2018.

PARÁGRAFO 1. En los casos de emergencia nacional declarada por el Consejo de Gabinete, mediante resolución, se faculta al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, para realizar traslados de partidas con el fin de hacerle frente a dicha emergencia, por un monto de un millón de balboas (B/.1,000,000.00), y en cumplimiento con la Ley 34 de 2008, De Responsabilidad Social Fiscal. La documentación correspondiente se

remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento. Esta Comisión podrá citar a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados. La institución beneficiada deberá presentar en treinta días calendario, concluida su ejecución, toda la documentación sobre el uso de estos fondos a la Comisión de Presupuesto.

PARÁGRAFO 2. No se podrá dividir la asignación presupuestaria del objeto del gasto de la partida presupuestaria en partes o grupos, cantidades o descripciones, con el fin de que el monto objeto del traslado no alcance los trescientos mil balboas con 01/100 (B/.300,000.01) para ser remitido a la Comisión de Presupuesto o los cien mil balboas con 01/100 (B/.100,000.01) para ser remitido al Ministerio de Economía y Finanzas.

PARÁGRAFO 3. En los casos de traslados de partidas o créditos adicionales para realizar pagos a proveedores por bienes y servicios o para honrar cuentas devengadas por inversión, el pago deberá realizarse en un término no mayor de sesenta días hábiles a partir de la presentación de la gestión de cobro. Las entidades solicitantes deberán remitir un informe sobre el cumplimiento de estos pagos al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto de la Asamblea Nacional. Hasta que no se cumpla esta obligación, no se tramitará traslado adicional.

PARÁGRAFO 4. Se autoriza al Ministerio de Economía y Finanzas, a través de la Dirección de Presupuesto de la Nación, para realizar ajustes técnicos a nivel de sustitución de fuente y objeto de gasto, para solventar discrepancias que se presenten al momento de realizar las modificaciones al presupuesto. Estos ajustes o modificaciones no representan una variación en el momento de la transacción.

ARTÍCULO 333. Limitaciones a los traslados de partidas. Las solicitudes de traslados de saldos de las partidas de gastos deberán ajustarse a las normas siguientes:

1. Los saldos de ahorros comprobados de las partidas de servicios básicos y de contribuciones a la seguridad social podrán ser utilizados para reforzar:
   a. Objetos de gastos entre sí y sus correspondientes créditos reconocidos o vigencias expiradas.
2. Los saldos de ahorros comprobados del grupo cero (0) servicios personales solamente se podrán utilizar para reforzar objetos de gastos dentro del mismo grupo, otras pensiones y jubilaciones (609), indemnizaciones laborales (612), productos medicinales y farmacéuticos (244), insumos médico-quirúrgicos (que abarca los siguientes objetos de gastos: 245, 249 (cuando se trate de productos medicamentosos), 274, 276, 277, 278 y los de equipo médico: 331, 332, 333 y 339 del Ministerio de Salud, el Instituto Conmemorativo Gorgas de Estudios de la Salud y la Caja de Seguro Social) y partidas de inversión.
3. Los saldos de las partidas de gastos de funcionamiento podrán ser trasladados entre sí, con excepción de los alimentos para consumo humano y las cuotas a organismos internacionales.

4. Los saldos de las partidas de funcionamiento podrán reforzar proyectos de inversión; no obstante, las partidas de inversión no podrán trasladarse para reforzar partidas de funcionamiento.
5. Los saldos de las partidas de inversiones podrán trasladarse entre sí.
6. La cancelación o posposición de proyectos de inversión presupuestados en la vigencia podrán reforzar otros proyectos con partidas insuficientes o crear nuevos proyectos de inversión, previa aprobación del Ministerio de Economía y Finanzas.
7. Se prohíbe trasladar saldos disponibles para reforzar las partidas del objeto del gasto codificadas en el grupo de Asignaciones Globales, con excepción de los Gastos del Servicio Exterior, de Emergencias Nacionales y Reservas para Contingencias.
8. El gasto en concepto de servicio de telefonía celular no podrá ser reforzado en la vigencia fiscal corriente.
9. Los saldos de las partidas presupuestarias para la adquisición de medicamentos, insumos médicos y otros productos para la salud humana no podrán ser destinados para financiar otros objetos de gastos; pero sí podrán destinarse para financiar otras adquisiciones de medicamentos y otros productos médicos para la salud humana.

ARTÍCULO 334. Créditos adicionales. Los créditos adicionales son los que aumentan el monto del Presupuesto General del Estado y se dividen en dos clases: extraordinarios y suplementarios. Los extraordinarios son los que se aprueban con el fin de atender causas imprevistas y urgentes, así como los gastos que demanden la creación de un servicio y/o proyecto no previsto en el Presupuesto. Los suplementarios son los destinados a proveer la insuficiencia en las partidas existentes en el Presupuesto.

ARTÍCULO 335. Viabilidad de los créditos adicionales. Los créditos adicionales serán viables cuando exista un superávit o excedente real comparado contra el Presupuesto de Ingresos, cuando exista un nuevo financiamiento autorizado, cuando exista un ingreso que no haya sido incluido en el Presupuesto, o cuando se cree uno nuevo.

Dichas solicitudes de créditos adicionales se tramitarán de acuerdo con los niveles de ejecución de los programas, las actividades y los proyectos demostrados por las entidades solicitantes, que, previo a su solicitud, deberán realizar un análisis del impacto que dicha petición causaría en el Presupuesto General del Estado vigente y en el déficit del balance fiscal del Sector Público No Financiero, a efecto de motivar su petición, en concordancia con la corresponsabilidad atribuida en la Ley 34 de 2008, De Responsabilidad Social Fiscal.

ARTÍCULO 336. Plazos para los créditos adicionales. Los créditos adicionales que se generen en las instituciones públicas se solicitarán al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, acompañados de una justificación que permita a este Ministerio realizar un análisis evaluativo de su viabilidad. En el caso de las entidades del Sector Descentralizado, se deberá incluir la resolución de aprobación de la respectiva junta directiva. Las solicitudes se podrán presentar entre el 1 de febrero y el 30 de octubre del año de la vigencia del Presupuesto al Ministerio de Economía y Finanzas, y a la Comisión de

Presupuesto de la Asamblea Nacional hasta el 15 de noviembre, a fin de ser votadas por esta, siempre que cumplan con lo dispuesto en el artículo anterior, así como con las disposiciones que establece la Ley 34 de 2008, De Responsabilidad Social Fiscal, la Ley 38 de 2012, que crea el Fondo de Ahorro de Panamá, y las reformas a dichas legislaciones establecidas por la Ley 51 de 2018.

El Consejo Económico Nacional y el Consejo de Gabinete, según lo que corresponda, por solicitud expresa del presidente de la República, estarán facultados para considerar créditos adicionales fuera de los periodos establecidos en este artículo, y la Comisión de Presupuesto de la Asamblea Nacional estará facultada para darles el trámite correspondiente.

ARTÍCULO 337. Procedimiento de los créditos adicionales. Las instituciones públicas presentarán las solicitudes de créditos adicionales al Ministerio de Economía y Finanzas, el cual elaborará el proyecto de resolución.

Cuando el proyecto de resolución recomendado no exceda un monto de tres millones de balboas (B/.3,000,000.00), será remitido al Consejo Económico Nacional para su aprobación y, posteriormente, junto con el informe sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, se someterá a la aprobación final de la Comisión de Presupuesto de la Asamblea Nacional. Cuando el proyecto de resolución recomendado exceda un monto de tres millones de balboas (B/.3,000,000.00), se remitirá al Consejo Económico Nacional para que emita su opinión favorable o no; posteriormente, junto con el informe favorable sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, será remitido para la aprobación del Consejo de Gabinete, que lo remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su aprobación o rechazo.

La Contraloría General de la República deberá pronunciarse por escrito sobre la viabilidad financiera y la conveniencia, en un plazo no mayor de quince días hábiles, contado desde la fecha en que recibe la documentación enviada por el Ministerio de Economía y Finanzas.

ARTÍCULO 338. Modificaciones presupuestarias entre instituciones. El Ministerio de Economía y Finanzas podrá tramitar modificaciones al Presupuesto General del Estado, a través de la Dirección de Presupuesto de la Nación, por medio de la reducción del monto de una o más instituciones, con el propósito de incrementar la asignación presupuestaria de otra u otras, mediante el procedimiento de traslado de partidas interinstitucional, tomando en cuenta la disponibilidad presupuestaria o por la baja ejecución de las entidades de acuerdo con lo previsto en las fases de la ejecución presupuestaria.

ARTÍCULO 339. Modificación a la estructura de puestos mediante resolución. Las modificaciones a la estructura de puestos que requieran las instituciones públicas deberán ser solicitadas, a partir del 1 de febrero hasta el 15 de septiembre, al Ministerio de Economía y Finanzas para su evaluación y registro. Igualmente, las solicitudes de modificaciones debidamente autorizadas por el representante legal o en quien él delegue, a fin de eliminar

posiciones vacantes, crear posiciones nuevas, modificar posiciones existentes y asignar dietas y sobresueldos debidamente autorizados. El Ministerio de Economía y Finanzas, posteriormente, enviará a la Comisión de Presupuesto de la Asamblea Nacional la documentación correspondiente para su conocimiento.

El monto de los aumentos y de las creaciones establecidas en los cambios de la estructura de puestos solo podrá ser financiado mediante la disminución y eliminación de puestos, sin considerar ahorros en posiciones de carácter temporal.

Las modificaciones realizadas no serán de carácter retroactivo anterior al 1 de febrero, salvo los casos establecidos por ley.

Cuando la modificación a la estructura de puestos solicitada conlleva un traslado de partida, este podrá ser tramitado simultáneamente con la solicitud de modificación. Este traslado de partida deberá contemplar los montos correspondientes a las contribuciones a la seguridad social y el XIII mes que corresponda.

ARTÍCULO 340. Reglamentación de sustentación. Para la sustentación de las vistas presupuestarias que celebra la Comisión de Presupuesto en el trámite de primer debate del proyecto de ley del Presupuesto General del Estado, las solicitudes de créditos adicionales y de los traslados de partida y cualquier otro trámite de naturaleza presupuestaria, se requiere la comparecencia personal de los ministros, magistrados de la Corte Suprema de Justicia, procurador general de la nación y procurador de la Administración, el presidente de la Asamblea Nacional, contralor general de la República, directores, administradores y gerentes generales de las instituciones autónomas y semiautónomas y dependencias estatales, magistrados del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas, del Tribunal Administrativo Tributario y del Tribunal Administrativo de la Función Pública, fiscal general de cuentas, rectores de las universidades oficiales, superintendentes de Bancos, del Mercado de Valores, de Seguros y Reaseguros y de Sujetos no Financieros, defensor del pueblo, secretario ejecutivo del SIACAP ante la Comisión de Presupuesto de la Asamblea Nacional, sin cuya participación la Comisión suspenderá provisionalmente esta actuación hasta que se cumpla con la formalidad de la presente disposición. En caso de ausencia justificada del principal, podrá cubrir la gestión el viceministro, el subdirector, el subadministrador y el subgerente general de la institución o el secretario general de la institución.

Previo a la discusión del primer debate del proyecto de ley del Presupuesto General del Estado para la vigencia fiscal de 2026, deberán realizarse las vistas presupuestarias ante la Comisión de Presupuesto de la Asamblea Nacional de forma obligatoria; por lo tanto, todos los titulares de las entidades mencionadas en este artículo están obligados a comparecer para sustentar su presupuesto, durante el periodo que la Comisión realice estas vistas para el primer debate de dicho proyecto.

CAPÍTULO III
SEGUIMIENTO Y EVALUACIÓN DEL PRESUPUESTO

ARTÍCULO 341. Seguimiento y evaluación. Seguimiento es verificar si la ejecución del Presupuesto se está realizando de acuerdo con los planes, programas, proyectos y decisiones, así como identificar problemas y solucionarlos. Evaluación es verificar si los resultados obtenidos y logros alcanzados han sido oportunos y a costos razonables, y reajustar los programas si es indispensable.

ARTÍCULO 342. Procedimiento. El Ministerio de Economía y Finanzas definirá las normas, mecanismos y metodologías para la construcción, seguimiento y evaluación de las metas físicas, financieras y de indicadores de desempeño durante la ejecución presupuestaria, y emitirá informes de avance de la ejecución presupuestaria incluyendo metas e indicadores, evaluando sus productos y resultados en atención a la mejora de la calidad del gasto, para facilitar el proceso de toma de decisiones de acuerdo con los objetivos propuestos en los programas, actividades y proyectos incluidos en el Presupuesto General del Estado.

En caso de determinarse atraso en los calendarios de ejecución preparados por las propias instituciones ejecutoras, el Ministerio de Economía y Finanzas podrá retener los pagos, con base en las asignaciones mensuales establecidas, hasta que se solucionen los problemas que obstaculizan la ejecución del Presupuesto.

El Ministerio de Economía y Finanzas dará seguimiento a la ejecución financiera y presupuestaria del Sector Público y, si en cualquier época del año considera fundadamente que el total de los ingresos disponibles pueda ser inferior al total de los gastos autorizados en el Presupuesto General del Estado, junto con la Contraloría General de la República, presentará un plan de contención del gasto público al Consejo de Gabinete para su aprobación, y lo comunicará a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento.

El Ministerio de Economía y Finanzas también podrá presentar al Órgano Ejecutivo un plan de reducción del gasto público, cuando en cualquier época del año los ingresos efectivamente recaudados sean inferiores a los presupuestados y no exista previsión para solventar tal condición. Este plan será sometido a la aprobación del Consejo de Gabinete y a la Comisión de Presupuesto de la Asamblea Nacional para la correspondiente modificación del Presupuesto General del Estado.

PARÁGRAFO. En el año fiscal en que se lleven a cabo elecciones generales, el presupuesto del Tribunal Electoral queda exceptuado de la aplicación de esta norma restrictiva. Durante este periodo, el Tribunal Electoral tendrá siempre a su disposición las partidas que le hubieran sido aprobadas en el Presupuesto General del Estado.

ARTÍCULO 343. Plazos e informes. Las entidades públicas y las empresas que generen ingresos y aportes al fisco remitirán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros diez días de cada mes, un informe que muestre el avance de la ejecución

presupuestaria, especialmente la información referente a ingresos, gastos, inversiones, deuda pública, flujo de caja, gestión administrativa, indicadores de gestión, logros programáticos y volúmenes de trabajo, incluyendo metas físicas de los programas presupuestarios e indicadores, productos y resultados, que permitan el cumplimiento de los criterios y/o metodologías para el monitoreo y evaluación.

Las empresas mixtas que generen ingresos y aportes al fisco deberán presentar estados financieros no auditados trimestrales y estados financieros auditados anuales. Dichas empresas tendrán un plazo de sesenta días, después de terminado cada trimestre, y de ciento veinte días, después de terminado el año fiscal, para su presentación al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto de la Asamblea Nacional.

Con base en lo anterior, el Ministerio de Economía y Finanzas, junto con la Contraloría General de la República, presentará a la Presidencia de la República y a la Comisión de Presupuesto de la Asamblea Nacional un informe trimestral analítico consolidado sobre la Ejecución Presupuestaria del Sector Público dentro de los cuarenta y cinco días siguientes a la terminación del semestre correspondiente. El Ministerio de Economía y Finanzas presentará el informe semestral de Ejecución Física y Financiera de las Inversiones del Sector Público, que incluye las inversiones financiadas por el Fondo de Ahorro de Panamá. La ejecución presupuestaria de los egresos o gastos deberá reflejar los compromisos registrados en la contabilidad presupuestaria a la fecha de presentación del informe, ajustados los gastos contingentes que se hayan comprometido.

En el caso de fideicomisos del Estado, el fiduciario presentará al fideicomitente los informes que determine el respectivo documento contractual, con la periodicidad establecida. A su vez, el fideicomitente entregará copias de esos informes a la Contraloría General de la República y al Ministerio de Economía y Finanzas para su conocimiento, así como cualquier requerimiento de información relacionada con los fideicomisos.

La Contraloría General de la República presentará al Órgano Ejecutivo y al Órgano Legislativo un informe trimestral sobre el estado financiero de la Administración pública, sin perjuicio de hacerlo con mayor frecuencia cuando las circunstancias lo ameriten o cuando le sea requerido por cualquiera de estos. Por su parte, el Ministerio de Economía y Finanzas presentará semestralmente a la Comisión de Presupuesto de la Asamblea Nacional un informe sobre el estado de la Deuda Pública y su servicio, acatando las disposiciones que establece la Ley 34 de 2008, De Responsabilidad Social Fiscal, y la Ley 38 de 2012, que crea el Fondo de Ahorro de Panamá. Estos informes se presentarán dentro de los cuarenta y cinco días siguientes a la terminación del siguiente trimestre. La Comisión de Presupuesto de la Asamblea Nacional, en cumplimiento de las facultades que le concede el artículo 271 de la Constitución Política de la República a dicho Órgano del Estado, podrá solicitar los mencionados informes para proceder a atender las vistas presupuestarias correspondientes al Presupuesto General del Estado para la vigencia fiscal siguiente.

De igual manera, estarán sujetos a esta disposición los patronatos que reciban fondos públicos, mediante partidas presupuestarias, del Presupuesto General del Estado.

El ministerio rector del sector no gestionará desembolsos de fondos a los patronatos que no hayan entregado los informes mencionados en el párrafo anterior.

CAPÍTULO IV
CIERRE Y LIQUIDACIÓN DEL PRESUPUESTO

ARTÍCULO 344. Cierre presupuestario. Cierre es la finalización de la vigencia presupuestaria anual después de la cual no se registra recaudación de ingresos ni se realiza compromiso de gastos con cargo al Presupuesto clausurado. El cierre se realizará el 31 de diciembre de cada año.

El Ministerio de Economía y Finanzas presentará el informe de cierre a la Comisión de Presupuesto de la Asamblea Nacional para analizar el cumplimiento en la ejecución del Presupuesto General del Estado, a más tardar dentro de los sesenta días siguientes al cierre fiscal.

ARTÍCULO 345. Reserva de caja. Con el propósito de facilitar el cierre del Presupuesto, las instituciones públicas deberán solicitar al Ministerio de Economía y Finanzas reservas de caja de los compromisos devengados existentes al 31 de diciembre, según lo establecen las fases de la ejecución presupuestaria, y estos deben ser pagados a más tardar el último día laborable del mes de abril del siguiente año.

Solo se incluirán en la reserva de caja, las cuentas por pagar que se encuentren debidamente devengadas al 31 de diciembre.

Para el caso de proyectos o cuentas que cubren más de una vigencia, las instituciones deberán incluir en las solicitudes de reserva solamente los compromisos a pagar durante el año de la vigencia presupuestaria.

ARTÍCULO 346. Liquidación presupuestaria. Liquidación es el conocimiento de los resultados de la ejecución presupuestaria de la situación financiera del Sector Público. La liquidación del Presupuesto de la vigencia corriente se realizará hasta el 30 de abril del año posterior.

Corresponde al Ministerio de Economía y Finanzas, coordinadamente con la Contraloría General de la República, efectuar los ajustes que permitan realizar la liquidación del Presupuesto General del Estado, con base en los informes presentados por las entidades públicas y en la información proporcionada por la contabilidad gubernamental.

ARTÍCULO 347. Saldo en caja y banco libre. El saldo en caja y banco libre es la disponibilidad financiera de recursos menos las reservas de caja autorizadas por el Ministerio de Economía y Finanzas.

ARTÍCULO 348. Uso del saldo en caja y banco disponible. El uso del saldo en caja y banco disponible deberá incorporarse mediante crédito adicional al Presupuesto, siempre que no esté presupuestado por la entidad.

Este saldo en caja y banco no se considera ingreso de la vigencia corriente, por lo tanto, su uso incrementará el déficit del periodo en el Balance Fiscal, y debe ser autorizado por el Ministerio de Economía y Finanzas.

ARTÍCULO 349. Saldos bancarios disponibles no devengados. Si al final del ejercicio fiscal las entidades de Gobierno Central y Sector Descentralizado subsidiado mantienen saldos bancarios disponibles no devengados, deberán reintegrarlos a la Cuenta Única del Tesoro, a más tardar el último día hábil del mes de abril. En caso de que no se cumpla con esta disposición, el Ministerio de Economía y Finanzas ordenará mediante nota al Banco Nacional de Panamá y/o la Caja de Ahorros, según sea el caso, el reintegro de estos recursos a la Cuenta Única del Tesoro. Aquellas entidades no subsidiadas deberán presentar su estado de cuenta bancaria junto con un detalle de los compromisos y pagos a realizar con este saldo. La diferencia pasará a la Cuenta Única del Tesoro, previa evaluación del Ministerio de Economía y Finanzas.

Los saldos en caja y banco producto de tasas y derechos de las Entidades Descentralizadas que cobran a sus usuarios y no son utilizados durante las vigencias fiscales correspondientes pasarán a la Cuenta Única del Tesoro.

ARTÍCULO 350. Excedentes de caja y banco. Los excedentes de caja y banco resultantes de asignaciones presupuestarias no comprometidas al 31 de diciembre por las entidades públicas no podrán ser utilizados para financiar gastos adicionales no incluidos en el presupuesto de la vigencia fiscal siguiente.

ARTÍCULO 351. Registro de los gastos devengados por alquileres y servicios básicos. Se autoriza el registro devengado de la obligación con base en el promedio de los últimos tres meses recibidos hasta completar los meses para cerrar el año fiscal. De existir diferencias a favor o en contra, se realizarán los ajustes correspondientes.

Con respecto a los alquileres, el registro del devengado se realizará con base en el canon de arrendamiento del contrato pactado. En caso del cierre fiscal y que no se haya recibido la facturación, quedan sin efecto los registros correspondientes.

CAPÍTULO V
DISPOSICIONES VARIAS

ARTÍCULO 352. Tope presupuestario. El Ministerio de Economía y Finanzas, basado en las proyecciones fiscales, fijará los límites de gastos presupuestarios a cada entidad pública y lo comunicará oportunamente para la vigencia fiscal de 2026. Para estos efectos, el Ministerio de Economía y Finanzas tomará en cuenta las disposiciones de la Ley 34 de 2008, de Responsabilidad Social Fiscal, y la Ley 38 de 2012, que crea el Fondo de Ahorro de Panamá, de tal forma que se asegure una política fiscal prudente y un endeudamiento público sostenible.

ARTÍCULO 353. Presentación de anteproyecto de presupuesto. Las instituciones públicas presentarán al Ministerio de Economía y Finanzas su anteproyecto de presupuesto para cada vigencia fiscal, a más tardar el 15 de abril de cada año. En el caso de los proyectos de

inversión deberán contar con el registro correspondiente en el Banco de Proyectos del Sistema Nacional de Inversiones Públicas -SINIP.

El anteproyecto de presupuesto deberá incluir los indicadores de gestión, los objetivos y metas programáticas e institucionales vinculados con los recursos al Plan Estratégico de Gobierno, así como las proyecciones de ingresos y gastos de funcionamiento e inversión, anual y a mediano plazo, para un periodo no menor de tres años adicionales.

A las entidades que no cumplan con esta disposición, se les tomará como anteproyecto la cifra preliminar que presenta el Ministerio de Economía y Finanzas a través de la Dirección de Presupuesto de la Nación.

ARTÍCULO 354. Modificación a la estructura programática. Las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas, a partir del 15 de enero hasta el 30 de marzo, modificaciones a su estructura programática, a través de la Dirección de Presupuesto de la Nación, que las evaluará y recomendará.

ARTÍCULO 355. Traslados de funcionarios entre entidades del Estado. Del 15 de enero al 30 de junio el servidor público nombrado para prestar servicios en una entidad del Estado, que es requerido por otra, podrá ser transferido a esta última mediante la solicitud formulada al Ministerio de Economía y Finanzas por la institución interesada, la aceptación de la institución que hizo el nombramiento y el consentimiento del funcionario afectado. El Ministerio de Economía y Finanzas preparará la resolución ejecutiva correspondiente con el detalle de las afectaciones presupuestarias y, una vez aprobada, comunicará la acción a las entidades involucradas y a la Contraloría General de la República. La ejecución de esta decisión requerirá únicamente de la aprobación del presidente de la República y del acta de inicio de labores correspondiente.

ARTÍCULO 356. Autorización para descuentos mensuales de las cuentas corrientes de las instituciones. Se autoriza al Ministerio de Economía y Finanzas, a través de la Dirección General de Tesorería, para que instruya al Banco Nacional de Panamá a descontar mensualmente de las cuentas corrientes de las instituciones públicas las sumas de dinero correspondientes a su cuenta de consumo de servicios básicos (agua, teléfono, aseo y energía eléctrica), contribuciones a la seguridad social y aportes al Gobierno Central.

Se incluyen en esta disposición las transferencias o aportes a favor de instituciones públicas, consignadas en los presupuestos de las instituciones receptoras como parte de sus ingresos, así como las establecidas por leyes especiales.

ARTÍCULO 357. Compensación de créditos débitos entre instituciones públicas. Se autoriza la compensación de créditos a favor y deudas a cargo del Gobierno Central, entre este y las entidades del Sector Descentralizado, y de estas entre sí. La autorización para la compensación en referencia estará a cargo del Órgano Ejecutivo a través del Consejo de Gabinete. Para hacer efectiva esta disposición, deberá cumplirse con los mecanismos presupuestarios correspondientes.

Para los efectos de cumplir con los trámites de compensación antes señalados, el Ministerio de Economía y Finanzas, junto con las entidades afectadas y la Contraloría General de la República, acordará el procedimiento apropiado para los ajustes y registros necesarios. Este procedimiento deberá ser notificado a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 358. Informe sobre políticas y sistema salarial. Con el propósito de conformar una base de datos central del sistema presupuestario y salarial, todas las entidades que componen el Sector Público deberán remitir mensualmente al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto de la Asamblea Nacional copias de sus respectivos sistemas de planilla con la información siguiente:

1. Datos básicos individuales de cada funcionario.
2. Clase ocupacional a la que pertenece el funcionario.
3. Carrera y régimen al que pertenece.
4. Unidad organizativa a la que pertenece.
5. Clasificación presupuestaria programática del cargo.
6. Conceptos e importes pagados según la planilla.
7. Estructura de la entidad.
8. Vacantes.

ARTÍCULO 359. Manual de Organización y Funciones. Las instituciones del Sector Público actualizarán su Manual de Organización y Funciones Institucional, según los lineamientos y la metodología adoptada por el Ministerio de Economía y Finanzas, aplicando los niveles funcionales y jerárquicos establecidos legalmente.

El Manual de Organización y Funciones autorizado por la instancia rectora será adoptado por la entidad a través de resolución institucional y ambos documentos deberán ser publicados en Gaceta Oficial. La entidad procederá a elaborar el Manual de Procesos y mapa de procesos (según las funciones de cada unidad administrativa), generando el Manual de Procedimientos sobre el cual funcionarán las dependencias oficiales, de acuerdo con lo indicado en la Constitución Política.

La actualización del Manual de Organización será adoptada para la elaboración de los siguientes presupuestos.

ARTÍCULO 360. Manual de Clases Ocupacionales. Las instituciones del Sector Público deberán actualizar sus respectivos manuales institucionales de Clases Ocupacionales, según la metodología de la Dirección General de Carrera Administrativa, para atender lo dispuesto en el artículo 306 de la Constitución Política, relativo al Manual de Clasificación de Puestos en las dependencias oficiales.

La actualización del Manual será adoptada para la elaboración de los siguientes presupuestos.

ARTÍCULO 361. Modificación a la estructura organizativa de las entidades públicas. Las instituciones del Sector Público solicitarán al Ministerio de Economía y Finanzas toda modificación para la creación, eliminación y/o cambio de denominación que requiera su estructura organizativa, a través del Departamento de Organización del Estado de la Dirección de Presupuesto de la Nación, que analizará, evaluará y autorizará los cambios a la estructura organizativa de acuerdo con los criterios y lineamientos establecidos por el ente rector, para cumplir con los fines institucionales.

La propuesta de modificación de estructura organizacional reflejará la adecuación de las unidades para la prestación de servicios públicos a los usuarios externos e internos, sobre la base de cambios orientados a la mejora continua de los procesos en la prestación de servicios de calidad para la satisfacción de los ciudadanos o usuarios y al logro de la gestión estratégica, así como a mejorar la productividad, la eficiencia y la simplificación de procesos en la prestación de los servicios, que coadyuven a la optimización de los recursos del Estado.

ARTÍCULO 362. Derechos reconocidos en las carreras públicas. Las instituciones públicas deben establecer en cada anteproyecto de presupuesto los montos necesarios para el reconocimiento de los derechos a los servidores públicos conforme a las disposiciones establecidas en las normas vigentes de las distintas carreras públicas, salvo en situaciones imprevistas y excepcionales de insuficiencia presupuestaria derivadas de la disminución de los ingresos corrientes del Estado, que imposibiliten hacerle frente a dichos reconocimientos, en concordancia y cumplimiento de los objetivos y metas de la Ley 34 de 2008, de Responsabilidad Social Fiscal y sus modificaciones.

ARTÍCULO 363. Control Previo. Para los efectos de esta Ley, se entiende por Control Previo la fiscalización y el análisis de las actuaciones administrativas que afectan o puedan afectar un patrimonio público, antes de que tal afectación se produzca, a fin de lograr que se realicen con corrección y dentro de los marcos legales. Para tal fin, la Contraloría General de la República, a través del funcionario que la represente, consignará su conformidad con el acto de manejo mediante su refrendo, una vez se compruebe que cumple con los requisitos legales necesarios, cumpliendo con el deber de salvaguardar los intereses del Estado y en apego a la Constitución Política y a la Ley 32 de 1984, Orgánica de la Contraloría General de la República. Por el contrario, cuando medien razones jurídicas objetivas que ameriten la oposición de la Contraloría General a que el acto se emita, el representante de dicha institución improbará el acto por escrito e indicará al funcionario u organismo encargado de emitirlo las razones en las que se funda tal desaprobación. El refrendo a que se refiere este artículo puede hacerse vía electrónica.

Este Control se aplicará en los contratos y actos públicos, de conformidad con la legislación correspondiente.

ARTÍCULO 364. Ejercicio de control interno por las instituciones. En apoyo a las tareas de ejecución, el control interno y externo, el seguimiento y la evaluación del Presupuesto, sin perjuicio de las facultades fiscalizadoras de la Contraloría General de la República, cada

institución incluida en el ámbito de aplicación previsto en el artículo 271 establecerá una estructura de control interno aplicable al área de presupuesto y verificará el cumplimiento para garantizar el logro de los objetivos y metas institucionales en términos de economía, eficiencia y efectividad.

ARTÍCULO 365. Saldo de vigencia de seguro educativo. La Contraloría General de la República, según lo establecido en la Ley 49 de 2002, que modifica artículos del Decreto de Gabinete 168 de 1971, sobre el Seguro Educativo, modificado por las Leyes 13 y 16 de 1987, deberá certificar, a más tardar el 15 de enero del año 2026, sobre el excedente del Seguro Educativo existente al Ministerio de Economía y Finanzas y al Ministerio de Educación, para que puedan proceder a incluir dichas sumas en el Presupuesto y para los fines propuestos por la Ley 49 de 2002.

ARTÍCULO 366. Afectaciones presupuestarias. Todas las afectaciones presupuestarias que realicen las instituciones públicas deberán ser imputadas a los objetos de gastos establecidos en el Manual de Clasificaciones Presupuestarias del Gasto Público, autorizado por el Ministerio de Economía y Finanzas.

ARTÍCULO 367. Aplicación de las normas. Se autoriza al Ministerio de Economía y Finanzas y a la Contraloría General de la República para que, mediante instructivos, circulares y cualquier otra forma de comunicación que estimen apropiada, instruyan a las instituciones públicas sobre la correcta aplicación de las Normas Generales de Administración Presupuestaria. Dichas comunicaciones serán remitidas igualmente a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento.

ARTÍCULO 368. Otros Servicios Personales (089). El concepto de gastos por Otros Servicios Personales no aplica dentro de los gastos por Servicios Especiales. En consecuencia, la lista correspondiente al grupo de gastos por Otros Servicios Personales deberá ser remitida a la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas, solo para su conocimiento, y una copia de esta, a la Contraloría General de la República para su fiscalización y control en la Planilla del Estado.

ARTÍCULO 369. Empresas de Servicios Públicos. Las empresas Metro de Panamá, S.A., y sus subsidiarias, el Instituto de Acueductos y Alcantarillados Nacionales, la Empresa de Transmisión Eléctrica, S.A., la Autoridad de Aseo Urbano y Domiciliario, el Aeropuerto Internacional de Tocumen, S.A. estarán exceptuados de la aplicación de la Ley de Contrataciones Públicas vigente para la adquisición de servicios técnicos, repuestos y equipos, cuando se presenten situaciones fortuitas y de urgencia, siempre que el monto de la contratación sea inferior a la suma de quinientos mil balboas (B/.500,000.00), no acumulativo por proveedor o tipo de servicio técnico, evitando la fragmentación contractual.

Para acogerse a lo dispuesto en este artículo, la junta directiva de cada una de dichas instituciones y empresas públicas deberá emitir una lista con los servicios técnicos, repuestos

y equipos, y adoptar un reglamento especial de contratación, el cual será aprobado por la Contraloría General de la República y publicado en Gaceta Oficial.

ARTÍCULO 370. Identificación de obras de inversión. El Órgano Ejecutivo identificará en el Proyecto de Ley del Presupuesto General del Estado para la vigencia fiscal de 2026 las obras de inversión que se realizan con los aportes de la Autoridad del Canal de Panamá. Cada institución adicionará a los pliegos de cargo que el proyecto de inversión disponga de un letrero con la especificación del financiamiento de la Autoridad del Canal de Panamá.

ARTÍCULO 371. Clasificación Sectorial Institucional del Sector Público. Con la finalidad de promover una organización eficaz del gasto público y un ejercicio presupuestario eficiente, que permita identificar a las entidades encargadas del desarrollo y aplicación de las políticas públicas, se ha elaborado el documento Clasificación Sectorial Institucional del Sector Público, el cual tiene por objeto agrupar a las entidades públicas por sector de actividad, regido por el ministerio sectorial, a fin de que exista un mayor grado de coordinación, eficacia y eficiencia en la administración del Sector Público, con la coordinación y el apoyo del Ministerio de Economía y Finanzas, para alcanzar el adecuado funcionamiento del conjunto de instituciones públicas que integran el sector de actividad, de acuerdo con las disposiciones legales vigentes que crean las entidades.

ARTÍCULO 372. Responsabilidad de la actualización de las técnicas utilizadas y transferencia de conocimientos en Administración Presupuestaria del Sector Público. La Administración Presupuestaria se adecuará a las innovaciones y estándares internacionales, encaminada al avance de los objetivos claves de modernización y procesos de desarrollo del país, integrando técnicas modernas y metodologías en el proceso presupuestario para conformar la estructura programática del Presupuesto, adoptando gradualmente metas e indicadores en los programas presupuestarios, de manera que se pueda realizar el seguimiento de los resultados y la evaluación de la efectividad y eficacia del gasto público.

La Dirección de Presupuesto de la Nación, como organismo técnico rector en la materia, tendrá la responsabilidad de implementar mecanismos, manuales y guías técnicas para mantener al personal del Sector Público dedicado al proceso presupuestario en su conjunto, debidamente actualizado y capacitado con nuevos conocimientos y habilidades, para el mejor desempeño de la gestión en todas las entidades del Sector Público. La transferencia de conocimientos se establecerá mediante seminarios, talleres, charlas o su instrumentación, a través de convenios con organismos nacionales e internacionales de los cuales es parte, u otras modalidades aprovechando las tecnologías de información y comunicación.

ARTÍCULO 373. Guía para la Implementación de la Calidad en la Gestión Pública para la Modernización del Estado. Las instituciones del Estado implementarán guías técnicas que garanticen una eficiente y transparente cultura en la calidad de los servicios públicos. El

Ministerio de Economía y Finanzas facilitará las metodologías, los lineamientos y los manuales que orienten el proceso de su elaboración.

ARTÍCULO 374. Obligatoriedad. Los proyectos de inversión presupuestados para el año 2026 son de obligatorio cumplimiento en su realización y ejecución.

ARTÍCULO 375. Evolución del Presupuesto General del Estado. La modernización del Presupuesto General del Estado, en el contexto de esta Ley, está centrada en tres ejes: la mejora de la calidad de la información presupuestaria; la articulación con la política, reglas fiscales y las políticas públicas establecidas en los instrumentos de planificación, y mejoras en el seguimiento, evaluación y transparencia de sus resultados. Por lo tanto, son introducidos nuevos métodos y técnicas de la Gestión Financiera Pública: revisión de la conceptualización de Programa Presupuestario con la introducción del método de presupuestación por resultados, y la introducción del método del marco presupuestario de mediano plazo.

ARTÍCULO 376. Certificación técnica de los servidores públicos en la Administración Presupuestaria. Todos los servidores públicos que gestionan y operan actos en el contexto de la Administración Presupuestaria deberán ser certificados por el Programa de Certificación de la Administración Financiera a cargo del área correspondiente.

El proceso de certificación debe proveer la calificación de todos los servidores públicos en los diversos niveles de responsabilidad, para todos los preceptos conceptuales y normativos en el contexto de la Administración Presupuestaria.

ARTÍCULO 377. Ecosistema fiscal. Para garantizar el cumplimiento de los objetivos, las instituciones públicas remitirán y suscribirán la documentación necesaria a la Dirección de Presupuesto de la Nación, para llevar a cabo el servicio de intercambio y/o consultas de datos a solicitar de conformidad con los requerimientos que establezca el Ecosistema Fiscal Inteligente. El Ministerio de Economía y Finanzas deberá garantizar la estricta confidencialidad y seguridad de la información de conformidad con lo que establece la Ley 81 de 2019, Sobre Protección de Datos Personales.

ARTÍCULO 378. Vigencia. Esta Ley comenzará a regir el 1 de enero de 2026.

COMUNÍQUESE Y CÚMPLASE.

Proyecto 293 de 2025 aprobado en tercer debate en el Palacio Justo Arosemena, ciudad de Panamá, a los veintisiete días del mes de octubre del año dos mil veinticinco.

El Presidente,

Jorge Luis Herrera

El Secretario General,

Carlos Alvarado González

ÓRGANO EJECUTIVO NACIONAL. PRESIDENCIA DE LA REPÚBLICA DE PANAMÁ, REPÚBLICA DE PANAMÁ, 29 DE octubre DE 2025.

JOSÉ RAÚL MULINO QUINTERO
Presidente de la República

EIDA OTILIA BERNA GABRIELA SAIZ BORRERO
Ministra de Economía y Finanzas, encargada